UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLURALSIGHT, INC.

(Name of Subject Company)

PLURALSIGHT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

Class C Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Class A Common Stock: 72941B106

Class B Common Stock: None

Class C Common Stock: None

(CUSIP Number of Class of Securities)

Matthew Forkner

Chief Legal Officer and Corporate Secretary

42 Future Way

Draper, UT 84020

(801) 784-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rezwan D. Pavri

Martin W. Korman

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Pluralsight, Inc., a Delaware corporation (which we refer to as “Pluralsight”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Pluralsight. The address of Pluralsight’s principal executive office is 42 Future Way, Draper, UT 84020. The telephone number of Pluralsight’s principal executive office is (801) 784-9007.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as this “Schedule 14D-9”) relates to the Class A common stock, par value $0.0001 per share, of Pluralsight (which we refer to as “Class A Shares”), the Class B common stock, par value $0.0001 per share, of Pluralsight (which we refer to as “Class B Shares”), the Class C common stock, par value $0.0001 per share, of Pluralsight (which we refer to as “Class C Shares”, together with Class A Shares and Class B Shares, the “Shares”).

As of March 5, 2021, there were (1) 123,636,675 Class A Shares issued and outstanding; (2) 11,909,844 Class B Shares issued and outstanding (including 75,627 Class B Shares issued pursuant to unvested Incentive Holdings Units (as defined below) and subject to a right of repurchase in favor of Pluralsight); and (3) 13,462,218 Class C Shares issued and outstanding (including 218,384 Class C Shares issued pursuant to unvested Incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight).

Also as of March 5, 2021, there were (1) 3,382,305 Class A Shares issuable upon the exercise of outstanding stock options; (2) 10,381,696 Class A Shares underlying outstanding restricted stock units; (3) 169,940 Class A Shares underlying outstanding performance restricted stock units; and (4) 375,000 Class C Shares underlying outstanding restricted stock units of Pluralsight Holdings, LLC.

Item 2. Identity and Background of Filing Person

Name and Address

Pluralsight, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Pluralsight are set forth in the section of this Schedule 14D-9 captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Lake Merger Sub I, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Lake Holdings, LP, a Delaware limited partnership (which we refer to as “Parent I”), to purchase (1) all of the issued and outstanding Class A Shares at an offer price of $22.50 per Class A Share (which we refer to as the “Offer Price”), (2) all of the issued and outstanding Class B Shares at an offer price of $0.0001 per Class B Share (which we refer to as the “Class B Offer Price”), and (3) all of the issued and outstanding Class C Shares at $0.0001 per Class C Share (which we refer to as the “Class C Offer Price”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 2021 (as it may be amended or supplemented from time to time, and which we refer to as the “Offer to Purchase”), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the “Amended Merger Agreement”), dated March 7, 2021, by and among Parent I, Lake Guarantor, LLC (which we refer to as “Parent II” and together with Parent I, as the “Parent Parties”), Purchaser, Lake Merger Sub II, Inc. (which we refer to as “Merger Sub” and together with Purchaser and the Parent Parties, as the “Buyer Parties”), Pluralsight and Pluralsight Holdings, LLC (which we refer to as “Holdings” and together with Pluralsight, as the “Pluralsight

Parties”). The Amended Merger Agreement amends and restates and supersedes the Agreement and Plan of Merger, dated December 11, 2020 (which we refer to as the “Original Merger Agreement”), by and among the Buyer Parties and the Pluralsight Parties. A more complete description of the Amended Merger Agreement can be found in Section 11 of the Offer to Purchase. A copy of the Amended Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, which we refer to as the “Schedule TO”) filed by Purchaser and Parent I with the Securities and Exchange Commission (which we refer to as the “SEC”) on March 9, 2021. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

Pursuant to Section 2.2(c) of the Amended Merger Agreement, following the commencement of the Offer, the Pluralsight Parties and the Buyer Parties will cooperate and take all necessary actions so that, in accordance with Section 10.09 of the Fourth Amended and Restated Limited Liability Company Agreement of Holdings (which we refer to as the “Holdings LLCA”), holders of the common units of Holdings (which we refer to as “Holdings Units”) have the right to participate in the Offer by (A) delivery of a Redemption Notice (as defined in the Holdings LLCA) for the redemption of their Holdings Units by Pluralsight for Class A Shares effective immediately prior to the Expiration Time (as defined below) (which we refer to as the “Pubco Offer Redemption”), and (B) validly tendering such Class A Shares issuable in respect of such redemption into the Offer, which shares shall be validly tendered as of immediately prior to the Expiration Time (as defined below) and, subject to the consummation of the Offer, be accepted for payment by Purchaser at the Offer Acceptance Time (as defined below); provided, that if the Offer is not consummated in accordance with the terms of the Amended Merger Agreement, the redemption shall be void and deemed not to have occurred.

Pursuant to the Amended Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will (and Parent I will cause Purchaser to) (1) promptly after the Expiration Date (as defined below), accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (we refer to the time of such acceptance as the “Offer Acceptance Time”); and (2) as promptly as practicable after the Offer Acceptance Time, pay for such Shares by delivery of funds to the depositary for the Offer. Parent I shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Shares. Parent intends to fund the aggregate Offer Price, the Class B Offer Price, the Class C Offer Price and all other consideration payable upon the consummation of the Offer and the Mergers (as defined below). Vista Equity Partners Fund VII, L.P. (which we refer to as “Vista Fund VII”), which is an entity affiliated with Vista Equity Partners Management, LLC (which we refer to as “Vista”), has provided the Parent Parties with an Equity Commitment Letter and Limited Guaranty (as described in further detail in the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Pluralsight and Vista,” which among other things, includes a commitment by Vista Fund VII to provide the Parent Parties with funds sufficient to make all payments due and payable as a result of the consummation of the Offer and the Mergers. The Offer, the Mergers and the other transactions contemplated by the Amended Merger Agreement (all of which we refer to as the “Transactions”) are not subject to a financing condition.

As soon as practicable following the consummation of the Offer, the Amended Merger Agreement provides that, (1) Purchaser will be merged with and into Pluralsight (which we refer to as the “Pluralsight Merger”) with Pluralsight continuing as the surviving corporation in the Pluralsight Merger (which we refer to as the “Surviving Corporation”); and (2) Merger Sub will be merged with and into Holdings (which we refer to as the “Holdings Merger” and together with the Pluralsight Merger, as the “Mergers”), with Holdings continuing as the surviving entity in the Holdings Merger (which we refer to as the “Surviving LLC” and together with the Surviving Corporation, as the “Surviving Entities”). The Amended Merger Agreement contemplates that the Pluralsight Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (which we refer to as the “DGCL”), which permits completion of the Pluralsight Merger without a vote of Pluralsight stockholders. Under the terms of the Amended Merger Agreement, the Pluralsight Parties and the Parent Parties must consummate the Mergers no later than the first business day after the Offer Acceptance Time. At the effective time of the Pluralsight Merger (which we refer to as the “Effective Time”), each Share (other than Shares (1) held by the Pluralsight Parties and their respective subsidiaries, (2) owned by the Buyer Parties, (3) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties or (4) owned by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares under Section 262 of the DGCL (we refer to such shares as the “Excluded Shares”)), will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”)) the Offer on March 9, 2021. Subject to the terms and conditions of the Amended Merger Agreement and the Offer, the Offer is initially scheduled to expire as of one minute after 11:59 p.m., New York City time (which we refer to as the “Expiration Time”) at the end of April 5, 2021 (which we refer to as the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Amended Merger Agreement, as the “Expiration Date”). Acceptance for the payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 in the Offer to Purchase) is expected to occur on April 5, 2021, unless Purchaser extends the Offer pursuant to the terms of the Amended Merger Agreement.

The Offer is conditioned upon the satisfaction of the following conditions at the Expiration Time, or waiver by Parent I (except that the Minimum Condition and the Special Majority Condition defined below may not be waived by Parent I without Pluralsight’s consent):

•

the number of Shares validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including any Class A Shares issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Amended Merger Agreement), together with any Shares beneficially owned by Parent I or any wholly owned subsidiary thereof, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares (including any Class A Shares issued pursuant to a Pubco Offer Redemption) as of the Expiration Time, but excluding from such calculation any Shares held in treasury by Pluralsight as of the expiration of the Offer or any other Shares acquired by Pluralsight prior to the expiration of the Offer (including (i) any Class B Shares and Class C Shares surrendered to Pluralsight and cancelled in connection with any redemption or exchange of Holdings Units pursuant to and in accordance with the terms of the Holdings LLCA (which we refer to as a “Holdings Unit Redemption”) (including any Pubco Offer Redemption) and (ii) any Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units (each as defined in the Amended Merger Agreement)) (which we refer to as the “Minimum Condition”);

•

the number of Class A Shares and Class B Shares validly tendered and not validly withdrawn pursuant to the Offer (including any Shares issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Amended Merger Agreement) equals at least one share more than 50% of all issued and outstanding Class A Shares and Class B Shares as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any Class A Shares and Class B Shares known by Pluralsight’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party (as defined below) as of such time, and excluding any Class A Shares and Class B Shares held in treasury by Pluralsight as of the expiration of the Offer or any other Class A Shares and Class B Shares acquired by Pluralsight prior to the expiration of the Offer (including (i) any Class B Shares surrendered to Pluralsight and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (ii) any Class A Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units) (which we refer to as the “Special Majority Condition”);

•

certain representations and warranties made by the Pluralsight Parties in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement as further described in the Offer to Purchase;

•	the Pluralsight Parties will have performed and complied in all material respects with certain covenants and obligations as further described in the Offer to Purchase;

•	no material adverse effect on Pluralsight has occurred since December 11, 2020 that is continuing;

•

the Buyer Parties will have received a certificate of the Pluralsight Parties, validly executed for and on behalf of the Pluralsight Parties and in the respective names of the Pluralsight Parties by a duly authorized executive officer thereof, certifying that the conditions set forth in the third, fourth and fifth bullets above have been satisfied;

•

no temporary restraining order, preliminary or permanent injunction or other judgement or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Mergers is in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no statute, rule regulation or order will have been enacted, entered, enforced or deemed applicable to the Offer or the Mergers, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Mergers;

•

the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Mergers pursuant to certain antitrust or similar laws will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Offer and the Mergers pursuant thereto will have been obtained; and

•	the Amended Merger Agreement will not have been terminated in accordance with its terms.

A “Company Excluded Party” is (i) any party to the Tax Receivable Agreement, dated May 16, 2018 (which we refer to as the “TRA”) (other than Pluralsight and Holdings) that is receiving benefits under the TRA in connection with the Transactions (excluding any party to the TRA that has waived or otherwise forfeited all of its rights to receive such benefits in connection with the Transactions), (ii) any person that Pluralsight has determined to be an “officer” of Pluralsight within the meaning of Rule 16a-1(f) of the Exchange Act and (iii) any other stockholder known by Pluralsight’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be an affiliate or immediate family member (as defined in Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Amended Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Amended Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1), and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Pluralsight’s stockholders. Pluralsight is not asking for a proxy and you are requested not to send Pluralsight a proxy. Any solicitation of proxies that the Parent Parties or Pluralsight might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the Buyer Parties’ principal executive offices are located at c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California 94111. The telephone number of Parent I and Purchaser is (415) 765-6500.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to

Pluralsight’s Investor Relations page on its website at https://investors.pluralsight.com/ and clicking on the link titled “SEC Filings” under the heading “Financial Information.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Pluralsight, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Pluralsight, Holdings or their affiliates, on the one hand, and (1) Pluralsight’s current executive officers, directors or affiliates, or (2) Vista, the Buyer Parties or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Pluralsight and Vista

Amended Merger Agreement

Summaries of the material terms of the Amended Merger Agreement are included in Section 11 of the Offer to Purchase and are incorporated in this Schedule 14D-9 by reference. The Amended Merger Agreement governs the contractual rights among Pluralsight, Parent I and Purchaser in relation to the Offer and the Merger. The Amended Merger Agreement is not intended to provide any other factual information about Pluralsight, Parent I or Purchaser. The Amended Merger Agreement has been provided solely to inform investors of its terms.

The representations, warranties, covenants and agreements included in the Amended Merger Agreement (1) were made only for purposes of the Amended Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Amended Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by the Pluralsight Parties and the Buyer Parties in connection with negotiating the terms of the Amended Merger Agreement. In addition, the representations and warranties may have been included in the Amended Merger Agreement for the purpose of allocating contractual risk between the Pluralsight Parties and the Buyer Parties rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Other than the indemnification provisions of the Amended Merger Agreement (which are discussed under the section of this Schedule 14D-9 captioned “—Indemnification and Insurance” below), the rights of Pluralsight’s stockholders to receive the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable, the rights of holders of certain equity awards to receive the consideration described in the Amended Merger Agreement, the rights of Pluralsight (on behalf of Pluralsight stockholders) to pursue certain equitable remedies and the rights of certain financing sources of the Buyer Parties as set forth in the Amended Merger Agreement, nothing in the Amended Merger Agreement confers any rights or remedies upon any person other than the parties to the Amended Merger Agreement. Pluralsight’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Pluralsight Parties and the Buyer Parties or any of their respective subsidiaries or affiliates.

The summaries in the Offer to Purchase may not contain all of the information about the Amended Merger Agreement that is important to Pluralsight stockholders, and Pluralsight stockholders are encouraged to read the Amended Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Amended Merger Agreement and not by the summaries included in Section 11 of the Offer to Purchase captioned “The Merger Agreement; Other Agreements.”

Confidentiality Agreement

Pluralsight and Vista executed a mutual non-disclosure and confidentiality agreement, dated October 6, 2020 (which we refer to as the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The termination of the Amended Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Amended Merger Agreement in accordance with its terms.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Exclusivity Agreement

Pluralsight and Vista executed an exclusivity agreement, dated November 19, 2020 (which we refer to as the “Exclusivity Agreement”), pursuant to which, among other things, Pluralsight agreed to negotiate exclusively with Vista with respect to an acquisition transaction until December 11, 2020 or, if earlier, such time as Vista indicates that it intends to reduce the per share price at which it is willing to proceed with the acquisition transaction.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Equity Commitment Letter

Concurrently with the execution of the Amended Merger Agreement, Vista Fund VII and the Parent Parties entered into an amended and restated equity commitment letter (which we refer to as the “Equity Commitment Letter”) pursuant to which Vista Fund VII has committed, subject to the terms and conditions thereof, to invest in the Parent Parties, directly or indirectly, $3,440,000,000, which will be available, together with cash on hand at Pluralsight as of the closing of the Mergers, to fund the aggregate value of the Offer and the Mergers and to pay the fees, expenses and other amounts required to be paid in connection with the closing of the Mergers by the Pluralsight Parties and the Buyer Parties (which we refer to as the “Equity Financing”).

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Limited Guaranty

Concurrently with the execution of the Amended Merger Agreement, Pluralsight and Vista Fund VII entered into an amended and restated limited guaranty (which we refer to as the “Limited Guaranty”), pursuant to which, subject to the terms and conditions contained in the Limited Guaranty, Vista Fund VII is guaranteeing certain obligations of the Buyer Parties to Pluralsight in connection with the Amended Merger Agreement, subject to an aggregate cap equal to $209.2 million, including (1) the indemnification obligations of the Buyer Parties in connection with any costs, expenses or losses incurred or sustained by the Pluralsight Parties in connection with their cooperation with the arrangement of any potential debt financing; and (2) the documented and reasonable out-of-pocket costs and expenses incurred by the Pluralsight Parties and their subsidiaries in connection with the cooperation of the Pluralsight Parties and their subsidiaries with the potential arrangement of any potential debt financing.

The foregoing summary of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Tender and Support Agreements

In connection with the execution of the Amended Merger Agreement, the Pluralsight Parties and the Parent Parties entered into tender and support agreements (which we refer to as the “Tender Agreements”) with the directors of Pluralsight that are parties, in their individual capacities, to the TRA and certain of their affiliates (all such directors and their affiliates we refer to as the “Tender Agreement Parties”). The Tender Agreements amend and restate and supersede the applicable Voting and Support Agreements, dated December 11, 2020, by and among the parties to each of them. Under the Tender Agreements, each Tender Agreement Party has agreed to redeem its Holdings Units for Class A Shares in accordance with the Holdings LLCA and exercise its vested options prior to the expiration of the Offer, and to validly tender in the Offer all of such Tender Agreement Party’s Class A Shares (including shares issuable with respect to the redemption of its Holdings Units and the exercise of its vested options).

Pursuant to the Tender Agreements, the Tender Agreement Parties have each agreed to waive their rights and benefits under the TRA, including their right to receive any payments in connection with the consummation of the transactions contemplated by the Amended Merger Agreement under the TRA and Amendment No. 1 to the Tax Receivable Agreement, dated December 11, 2020 (which we refer to as the “TRA Amendment”), entered into in connection with the execution of the Original Merger Agreement. The waiver is conditioned upon the consummation of the Offer or, if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Amended Merger Agreement) pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations) that has been approved and recommended by the board of directors of Pluralsight (which we refer to as the “Pluralsight Board”), the consummation of the Acquisition Transaction (as defined in the Amended Merger Agreement) to be effected pursuant to such Alternative Acquisition Agreement then in effect.

The Tender Agreement Parties have also agreed to vote their Class A Shares in favor of any proposal recommended by the Pluralsight Board that is intended to facilitate the consummation of the transactions contemplated by the Amended Merger Agreement. In addition, if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations) that has been approved and recommended by the Pluralsight Board, the Tender Agreement Parties have also agreed under the Tender Agreements to vote in favor of the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect. The Tender Agreements also contain restrictions on transfer of Shares, Holdings Units and other equity interests of the Pluralsight Parties held by the Tender Agreement Parties, subject to certain exceptions.

Also in connection with the execution of the Amended Merger Agreement, the Pluralsight Parties and the Parent Parties entered into a Tender Agreement with certain affiliates of Insight Venture Management, LLC that hold Shares (the “Insight Parties”), pursuant to which each Insight Party has agreed to validly tender in the Offer all of such Insight Party’s Shares. Ryan Hinkle, a director of Pluralsight, is affiliated with the Insight Parties.

The foregoing summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Forms of Tender and Support Agreement, which are filed as Exhibits (e)(7) and (e)(8) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

TRA and TRA Amendment

Concurrent with the initial public offering of shares of its common stock and related reorganization transactions undertaken in connection with the initial public offering, Pluralsight entered into the TRA with certain members of Holdings who retained Holdings Units after the initial public offering. The TRA provided for payment to such members and their assignees (which we refer to as the “TRA Beneficiaries”) of approximately 85% of the amount of the calculated tax savings, if any, that Pluralsight will realize due to future exchanges of Holdings Units (together with the corresponding Class B Shares and Class C Shares, as applicable) for Class A Shares, and the acceleration of such payments in connection with a change of control of Pluralsight.

On December 11, 2020, in connection with the execution of the Original Merger Agreement, Pluralsight and Holdings entered into the TRA Amendment with the representative of the TRA Beneficiaries (which we refer to as the “TRA Representative”) and certain other TRA Beneficiaries, in accordance with the terms of the TRA. The TRA Amendment establishes that the parties to the TRA (other than Pluralsight and Holdings) will be entitled to receive an aggregate amount of $127 million in connection with the closing of the Mergers in full satisfaction of the payment obligations to the TRA Beneficiaries under the TRA. This represented a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA Beneficiaries under the TRA in respect of a change of control of Pluralsight at the implied price per Class A Share offered by Vista (such implied price equating to $18.46 per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), absent the TRA Amendment.

In addition, if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA Amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect. The TRA Representative under the TRA is IVP CIF II (PS Splitter), L.P., which is an entity affiliated with Insight Venture Management, LLC. Ryan Hinkle, a director of Pluralsight, is a Managing Director of Insight Venture Management, LLC. Under the TRA Amendment, Pluralsight agreed to indemnify the TRA Representative for losses in connection with its approval of the TRA Amendment.

Under the Tender Agreements entered into in connection with the execution of the Amended Merger Agreement, the Tender Agreement Parties, including Mr. Skonnard and other directors of Pluralsight that are parties, in their individual capacities, to the TRA and certain of their affiliates, have each agreed to waive their rights and benefits under the TRA, including their right to receive any payments in connection with the Transactions under the TRA and the TRA Amendment. Except with respect to these waivers, the TRA and the TRA Amendment were not modified in connection with the execution of the Amended Merger Agreement and remain in effect in accordance with their terms.

The foregoing summary of the TRA and the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA and the TRA Amendment, which are filed as Exhibits (e)(11) and (e)(10) respectively to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

Amendment to Fourth Amended and Restated Limited Liability Company Agreement of Holdings

Concurrent with the execution of the Amended Merger Agreement, Pluralsight and certain members of Holdings entered into an amendment to the Holdings LLCA, dated March 7, 2021 (the “LLC Amendment”). The LLC Amendment, among other things, enables the holders of Holdings Units to redeem their Holdings Units for and validly tender such Class A Shares into the Offer.

The foregoing summary of the LLC Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Amendment, which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Waiver of Transfer Restrictions

In connection with the execution of the Amended Merger Agreement, the Pluralsight Parties and the Parent Parties entered into a waiver of transfer restrictions (which we refer to as the “Waiver of Transfer Restrictions”) with Tim Maudlin, a director of Pluralsight, and certain related entities (which we refer to as the “Maudlin Parties”). The Maudlin Parties were parties to a Tender Agreement (which we refer to as the

“Maudlin Tender Agreement), which restricted the transfer of Shares. Mr. Maudlin desired to contribute up to 27,000 Class A Shares in the aggregate to up to three charitable organizations. Pursuant to the Waiver of Transfer Restrictions, the Pluralsight Parties and the Parent Parties waived the restrictions under the Maudlin Tender Agreement with respect to such transfers, so long as each such transferee provides an irrevocable commitment to the Parent Parties to tender such Class A Shares into the Offer and to be bound by the Maudlin Tender Agreement.

The foregoing summary of the Waiver of Transfer Restrictions does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver of Transfer Restrictions, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Arrangements between the Buyer Parties and the Executive Officers, Directors and Affiliates of Pluralsight

Pluralsight’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of Pluralsight’s stockholders more generally. These interests may include, among others,

•

the entitlement of certain directors and members of management and certain of their affiliates to payment under the TRA Amendment, which payments have been waived in full by the directors of Pluralsight that are parties, in their individual capacities, to the TRA and certain of their affiliates;

•	the cash out of certain equity-based awards held by Pluralsight’s executive officers and members of the Pluralsight Board as of the effective times of the Mergers;

•	with respect to certain equity-based awards held by Mr. Skonnard, acceleration of such awards upon the Effective Time;

•

the entitlement of Pluralsight’s executive officers to accelerated vesting of an executive officer’s cash replacement amount with respect to certain equity-based awards if, in general, on or within 12 months following the Mergers, the executive officer is terminated without Cause or resigns for Good Reason (as such terms are defined in the applicable equity award agreement);

•

the entitlement of each of Pluralsight’s executive officers to receive payments and benefits under the executive officer’s applicable employment agreement if, on or within 12 months following the Mergers, the executive officer is terminated without Cause or resigns for Good Reason (as such terms are defined in the applicable executive officer’s employment agreement), subject to the executive officer’s timely signing and not revoking a release in our favor and the executive officer’s continuing to comply with the release; and

•	the continued indemnification and directors’ and officers’ liability insurance to be provided by the Surviving Entities.

These interests may create potential conflicts of interest. The Pluralsight Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Amended Merger Agreement and the Transactions, as more fully discussed in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Pluralsight’s Reasons for the Offer and the Mergers.” For more information, please see the section captioned “The Mergers—Interests of Pluralsight’s Directors and Executive Officers in the Mergers” in Pluralsight’s definitive proxy statement for its special meeting of stockholders, filed with the SEC on January 29, 2021. That section of the proxy statement (which we refer to as the “Proxy Statement”) is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

Potential Payments At or Following Change in Control

Executive Employment Agreements

We have entered into an executive employment agreement with each of our executive officers pursuant to which if the executive officer’s employment is terminated by us or any Parent Party (or any parent or subsidiaries of ours or the Parent Parties’) for any reason other than Cause (as defined in the applicable employment agreement), or by the executive officer for Good Reason (as defined in the applicable employment agreement), the executive officer will receive the following severance benefits, subject to signing and not revoking a release of claims in our favor and continuing to comply with the release (which generally includes a requirement for continued compliance with confidentiality obligations, as well as a non-solicitation of employees, customers and suppliers and non-competition obligation for a period of 12 months following employment termination):

•

severance pay in an amount equal to $200,000 with respect to Mr. Skonnard, $175,000 with respect to Mr. Budge, and equal to six months of then-current base salary with respect to our other executive officers (Mr. Meyercord and Mr. Forkner and, prior to his termination in July 2020, Mr. Walkingshaw), in each instance, payable less applicable withholdings in equal periodic installments over six months, and,

•

if the executive officer properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six months.

For purposes of the executive employment agreements, “cause” generally means (1) the executive’s willful conduct that is materially injurious to Pluralsight or any of its affiliates or the commission of any other material act or omission involving dishonesty with respect to Pluralsight, (2) the executive’s conviction of a felony or of a misdemeanor involving a crime of moral turpitude; (3) the executive’s fraud, embezzlement, or misappropriation of any money, assets, or other property of the Pluralsight Board; (4) the executive’s insubordination or other willful refusal to comply with any lawful request of Pluralsight Board; (5) the executive’s material breach of any of his or her obligations, duties, or agreements to Pluralsight; or (6) the executive’s death or disability.

For purposes of the executive employment agreements, “good reason” generally means, subject to certain notice and cure period, (1) a material adverse change in executive’s job duties or authorities, including demotion or change in line of reporting, without executive’s advance written consent; (2) a reduction in the executive’s salary without executive’s advance written consent; and/or (3) Pluralsight’s material breach of the executive’s employment agreement.

For additional information regarding the terms of these employment agreements, see Item 11 of Pluralsight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 26, 2021, which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Effect of the Offer and the Mergers on Shares, Holdings Units and Equity Awards

Consideration for Shares in the Offer and the Mergers

If Pluralsight’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Pluralsight stockholders. If such executive officers and directors do not tender their Shares pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Amended Merger Agreement and the Mergers are consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as the other Pluralsight stockholders. For information on the number of Shares and the consideration that would be payable in connection with the Offer and the Mergers in respect of those Shares, please see the section in this Schedule 14D-9 captioned “—Equity Interests of Pluralsight’s Executive Officers and Non-Employee Directors.”

Consideration for Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units —Generally

Pluralsight and Holdings from time to time have, as applicable, granted awards under the Pluralsight Amended and Restated 2018 Equity Incentive Plan, Holdings Amended and Restated 2017 Equity Incentive Plan, the Pluralsight, LLC Incentive Unit Plan, and the Third Amended and Restated Restricted Share Unit Agreement between Holdings and Aaron Skonnard dated April 3, 2019 (which we refer to as the “Equity Plans”), consisting of options to purchase Class A Shares (which we refer to as a “Pluralsight Option”), restricted stock units covering Class A Shares (which we refer to as a “Pluralsight RSU”), performance-based restricted stock units covering Class A Shares (which we refer to as a “Pluralsight PSU”), restricted stock units covering Holdings Units and corresponding Class C Shares (which we refer to as a “Holdings RSU”), and Holdings incentive units and corresponding Class B Shares or Class C Shares, as applicable (which we refer to as “Holdings Incentive Units”).

As of March 5, 2021, there were 2,940,047 Class A Shares subject to outstanding Pluralsight Options, 881,122 Class A Shares subject to outstanding Pluralsight RSUs, 95,591 Class A Shares subject to outstanding Pluralsight PSUs (at target), 375,000 Holdings Units subject to Holdings RSUs, and 284,807 incentive Holdings Units subject to Holdings Incentive Units, in each case, held by our directors and executive officers, as a group.

At the Effective Time, each Pluralsight Option, Pluralsight RSU, Pluralsight PSU, Holdings RSU, and Holdings Incentive Unit that is unexpired, unexercised, outstanding and vested as of immediately before the closing of the Mergers or that vests solely as a result of the consummation of the transactions contemplated by the Amended Merger Agreement (we refer to each as a “Vested Award”) will be cancelled and automatically converted into the right to receive a cash amount equal to the product of: (1) the total number of Class A Shares or Holdings Units subject to the Vested Award, multiplied by (2) $22.50 (or, for each Pluralsight Option, the excess, if any, of $22.50 over the Pluralsight Option’s per share exercise price), subject to any required tax withholdings (which we refer to as the “Vested Award Cash-out Payment”).

At the Effective Time, each Pluralsight Option, Pluralsight RSU, Pluralsight PSU, Holdings RSU and Holdings Incentive Unit that is unexpired, unexercised, and outstanding as of immediately before the effective time of the Holdings Merger that is not a Vested Award (we refer to each as an “Unvested Award”) will be cancelled and automatically converted into the right to receive the cash replacement amount, subject to the vesting conditions described below. The cash replacement amount will be equal to the product of: (1) the total number of Class A Shares or Holdings Units subject to the Unvested Award, multiplied by (2) $22.50 (or, for each Pluralsight Option, the excess, if any, of $22.50 over the Pluralsight Option’s per share exercise price), subject to any required tax withholdings. For these purposes, the total number of Class A Shares subject to each Pluralsight PSU will be 100% of the number of shares subject to the Pluralsight PSU that becomes eligible to vest upon measurement, by the Pluralsight Board or its Compensation Committee, of actual performance achieved as of the date of the Effective Time against the relevant performance criteria under the applicable Pluralsight PSU agreement, and the applicable cash replacement amount with respect to such Pluralsight PSU will, subject to the holder’s continued service with the Parent Parties and their affiliates through the end of the original performance period specified in the Pluralsight PSU agreement, vest and be payable within 30 days following the end of such original performance period. The cash replacement amount will be subject to the same vesting conditions (including continued service requirements and any accelerated vesting on specific terminations of employment) that applied to the cancelled Unvested Award in effect immediately before the Effective Time, except for terms rendered inoperative by reason of the Offer or the Mergers or for any applicable administrative or ministerial changes. If the vesting conditions are satisfied, the cash replacement amount will be paid at the same time(s) as the cancelled Unvested Award would have vested according to its terms, subject to the treatment of unvested Pluralsight PSUs described above.

Any Pluralsight Options (whether vested or unvested) with a per share exercise price equal to or greater than $22.50 will be cancelled immediately upon the Effective Time without payment or consideration.

The Equity Plans will terminate as of the Effective Time.

Consideration for Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units Held by Directors and Executive Officers in the Mergers

Treatment of Director and Executive Officer Equity Awards

As discussed above, at the Effective Time, each Vested Award (including those held by our executive officers and non-employee directors) will be cancelled and automatically converted into the right to receive the Vested Award Cash-out Payment, and each Unvested Award (including those held by our executive officers) will be cancelled and automatically converted into the right to receive the cash replacement amount, subject to the vesting conditions (including any accelerated vesting on specific terminations of employment) and terms described above in the section of this Schedule 14D-9 captioned “—Consideration for Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units-Generally.”

Pursuant to the terms of our 2018 Equity Incentive Plan (which we refer to as the “2018 Plan”), awards granted under the 2018 Plan to non-employee directors will fully vest in the event of a Change in Control (as defined in the 2018 Plan and which includes the Mergers).

Under the terms of the Class B Incentive Unit Offer Letter between Holdings and Aaron Skonnard dated September 29, 2017, all of the unvested Holdings Incentive Units subject to the award will fully vest upon a Sale of the Company (as defined in the Class B Incentive Unit Offer Letter and which includes the Holdings Merger).

Pursuant to each executive officer’s equity award agreement (other than with respect to equity awards granted to the executive officer in 2021), if the executive officer’s service is terminated by Pluralsight or its successor without Cause or by the executive officer for Good Reason (as such terms are defined in the applicable award agreement) upon or within twelve months following a Change in Control (which would include the closing of the Mergers), then their cash replacement awards will fully accelerate and vest; provided that Aaron Skonnard’s Third Amended and Restated Restricted Share Unit Agreement with Holdings does not limit such acceleration benefits to the twelve month period following a Change in Control. Equity awards granted to executive officers in 2021 will not provide for acceleration upon the closing of the Mergers or qualifying termination following the Effective Time.

Equity Interests of Pluralsight’s Executive Officers and Non-employee Directors

The following table sets forth the number of Shares and Holdings Units and the number of Shares and Holdings Units underlying equity awards held by each of Pluralsight’s executive officers and non-employee directors, that are outstanding as of March 5, 2021. The table also sets forth the values of these Shares, Holding Units and equity awards, determined as the number of applicable Shares or Holdings Units multiplied by the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable (minus the applicable per share exercise price for any Pluralsight Options). No additional Shares or Holdings Units or equity awards were granted to any executive officer or non-employee director in contemplation of the Offer and the Mergers.

Name	Class A Stock (#)(1)	Class A Stock ($)	Class B Stock (#)(2)	Class B Stock ($)	Class C Stock (#)(3)	Class C Stock ($)	Holdings units (#)(4)	Holdings units ($)	Pluralsight Options (#)(5)	Pluralsight Options ($)	Pluralsight RSUs (#)(6)	Pluralsight RSUs ($)	Pluralsight PSUs (#)(7)	Pluralsight PSUs ($)	Holdings RSUs (#)(8)	Holdings RSUs ($)	Holdings Incentive Units (#)(9)	Holdings Incentive Units ($)	Total ($)
Aaron Skonnard(10)	358,029	$8,055,653	0	—	13,243,834	$1,324	13,243,834	$297,986,265	1,566,166	$11,746,245	274,063	$6,166,418	0	—	375,000	$8,437,500	218,384	$4,913,640	$337,307,044
James Budge(11)	48,622	$1,093,995	150,080	$15	0	—	150,080	$3,376,800	737,503	$5,531,273	77,864	$1,751,940	53,106	$1,194,885	0	—	66,423	$1,494,518	$14,443,425
Matthew Forkner(12)	6,284	$141,390	0	—	0	—	0	—	0	—	146,713	$3,301,043	42,485	$955,913	0	—	0	—	$4,398,345
Ross Meyercord(13)	20,499	$461,228	0	—	0	—	0	—	0	—	283,829	$6,386,153	0	—	0	—	0	—	$6,847,380
Nate Walkingshaw(14)	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	—
Gary Crittenden(15)	39,840	$896,400	179,758	$18	0	—	179,758	$4,044,555	80,721	$605,408	15,040	$338,400	0	—	0	—	0	—	$5,884,780
Scott Dorsey(16)	25,240	$567,900	171,712	$17	0	—	171,712	$3,863,520	109,110	$818,325	11,632	$261,720	0	—	0	—	0	—	$5,511,482
Arne Duncan(17)	25,240	$567,900	333,008	$33	0	—	333,008	$7,492,680	153,179	$1,148,843	11,632	$261,720	0	—	0	—	0	—	$9,471,176
Ryan Hinkle(18)	49,412	$1,111,770	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	$1,111,770
Leah Johnson(19)	3,620	$81,450	0	$0	0	—	0	—	0	—	11,632	$261,720	0	—	0	—	0	—	$343,170
Timothy Maudlin(20)	0	—	272,588	$27	0	—	272,588	$6,133,230	80,721	$605,408	11,632	$261,720	0	—	0	—	0	—	$7,000,385
Frederick Onion(21)	312,400	$7,029,000	9,961,071	$996	0	—	9,961,071	$224,124,098	0	—	0	—	0	—	0	—	0	—	$231,154,094
Bradley Rencher(22)	25,240	$567,900	208,170	$21	0	—	208,170	$4,683,825	80,721	$605,408	11,632	$261,720	0	—	0	—	0	—	$6,118,873
Bonita Stewart(23)	26,240	$590,400	0	—	0	—	0	—	0	—	13,821	$310,973	0	—	0	—	0	—	$901,373
Karenann Terrell(24)	25,240	$567,900	103,459	$10	0	—	103,459	$2,327,828	131,926	$989,445	11,632	$261,720	0	—	0	—	0	—	$4,146,903

(1) This number includes Class A Shares beneficially owned, excluding Class A Shares issuable upon exercise of Pluralsight Options or settlement of Pluralsight RSUs or Pluralsight PSUs.

(2) This number includes Class B Shares beneficially owned, excluding Class B Shares issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight as of March 5, 2021.

(3) This number includes Class C Shares beneficially owned, excluding Class C Shares issuable upon settlement of Holdings RSUs or issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight as of March 5, 2021.

(4) This number includes Holdings Units beneficially owned, excluding Holdings Units issuable upon settlement of Holdings RSUs or Holdings Units issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight as of March 5, 2021.

(5) All vesting conditions related to Pluralsight Options held by Pluralsight’s executive officers and non-employee directors have been satisfied as of March 5, 2021, and all such Pluralsight Options are exercisable.

(6) This number reflects the Class A Shares subject to Pluralsight RSUs that were not vested as of March 5, 2021, including the 2021 Annual Executive Awards, as defined below.

(7) This number reflects the Class A Shares subject to Pluralsight PSUs that became eligible to vest in February 2021, but were not vested as of March 5, 2021. In February 2021, the Pluralsight Board and Compensation Committee reviewed our overall performance for 2020, including performance against the PSU goals established under the 2020 Pluralsight PSUs. Using the applicable PSU goals, the Pluralsight Board and Compensation Committee determined none of the shares subject to the Pluralsight PSUs were earned based on the level of achievement against the PSU goals. However, to account for the unforeseen impact of COVID-19 to the business and the corresponding effect this impact had on achievement under the Pluralsight PSU design, as well as the contribution of our executive officers with respect to our revised operating plan for billings in 2020, the Pluralsight Board and Compensation Committee determined that the Pluralsight PSUs held by Messrs. Budge and Forkner would become eligible to vest at target levels of achievement, and vest in accordance with their time-based vesting schedule. The Pluralsight Board and Compensation Committee believed these adjustments were appropriate in order to reward our executives for achievements during an unprecedented pandemic that created headwinds for the macro business environment and for our business. All 2020 Pluralsight PSUs held by Mr. Skonnard were forfeited and the shares were forfeited to the plan.

(8) This number reflects the Holdings Units subject to Holdings RSUs that were not vested as of March 5, 2021.

(9) This number reflects the Holdings Units issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight.

(10) Consists of (i) 329,827 Class A Shares and 9,732,644 Holdings Units and corresponding Class C Shares held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (ii) 440,477 Holdings Units and corresponding Class C Shares held by Skonnard Family GRAT 2021, of which Mr. Skonnard is a trustee; (iii) 988,408 Holdings Units and corresponding Class C Shares held by True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power; (iv) 319,128 Holdings Units and corresponding Class C Shares held by Aaron & Monica Skonnard Revocable Trust, of which Mr. Skonnard is co-trustee; (v) 28,202 Class A Shares and 1,981,561 Holdings Units and corresponding Class C Shares (of which 218,384 Holdings Units and corresponding Class C Shares are issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight) held by Mr. Skonnard; (vi) 1,566,166 Class A Shares subject to options held by Mr. Skonnard that are immediately exercisable; (vii) 274,063 Class A Shares held by Mr. Skonnard underlying RSUs; and (viii) 375,000 Holdings Units and corresponding Class C Shares held by Mr. Skonnard underlying Holdings RSUs. In connection with the termination of the ESPP at the Effective Time, Mr. Skonnard will receive an estimated $5,136 for interests held by Mr. Skonnard in the ESPP.

(11) Consists of (i) 48,622 Class A Shares held by Mr. Budge; (ii) 737,503 Class A Shares subject to options held by Mr. Budge that are immediately exercisable; (iii) 77,864 Class A Shares held by Mr. Budge underlying RSUs; (iv) 53,106 Class A Shares held by Mr. Budge underlying PSUs; and (v) 216,503 Holdings Units and corresponding Class B Shares held by Mr. Budge, of which 66,423 Holdings Units and corresponding Class B Shares are issued pursuant to unvested incentive Holdings Units and subject to a right of repurchase in favor of Pluralsight. In connection with the termination of the ESPP at the Effective Time, Mr. Budge will receive an estimated $5,136 for interests held by Mr. Budge in the ESPP.

(12) Consists of (i) 6,284 Class A Shares held by Mr. Forkner; (ii) 146,713 Class A Shares held by Mr. Forkner underlying RSUs; and (iii) 42,485 Class A Shares held by Mr. Forkner underlying PSUs. In connection with the termination of the ESPP at the Effective Time, Mr. Forkner will receive an estimated $5,136 for interests held by Mr. Forkner in the ESPP.

(13) Consists of (i) 20,499 Class A Shares held by Mr. Meyercord; and (ii) 283,829 Class A Shares held by Mr. Meyercord underlying RSUs. In connection with the termination of the ESPP at the Effective Time, Mr. Meyercord will receive an estimated $1,233 for interests held by Mr. Meyercord in the ESPP.

(14) Mr. Walkingshaw terminated his employment with Pluralsight in July 2020 and did not beneficially own shares of common stock or Holdings Units as of March 5, 2021.

(15) Consists of (i) 25,240 Class A Shares and 144,423 Holdings Units and corresponding Class B Shares held by Mr. Crittenden; (ii) 14,600 Class A Shares and 35,335 Holdings Units and corresponding Class B Shares held by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member; (iii) 80,721 Class A Shares subject to options held by Mr. Crittenden that are immediately exercisable; and (iv) 15,040 Class A Shares held by Mr. Crittenden underlying RSUs.

(16) Consists of (i) 25,240 Class A Shares held by Mr. Dorsey; (ii) 109,110 shares of Class A Common stock subject to options held by Mr. Dorsey that are immediately exercisable; (iii) 121,712 Holdings Units and corresponding Class B Shares held by Mr. Dorsey; (iv) 50,000 Holdings Units and corresponding Class B Shares held by AREO Ventures, LLC, of which Mr. Dorsey is a manager; and (v) 11,632 Class A Shares held by Mr. Dorsey underlying RSUs.

(17) Consists of (i) 25,240 Class A Shares held by Mr. Duncan; (ii) 153,179 shares of Class A Common stock subject to options held by Mr. Duncan that are immediately exercisable; (iii) 333,008 Holdings Units and corresponding Class B Shares held by Mr. Duncan; and (iv) 11,632 Class A Shares held by Mr. Duncan underlying RSUs.

(18) Consists of 49,412 Class A Shares held by Mr. Hinkle. Mr. Hinkle is a Managing Director of Insight Venture Management, LLC, (which we refer to as “Insight Venture Management”). Certain affiliates of Insight Venture Management hold 5,212,692 Class A Shares in the aggregate, representing a value of $117,285,570 in the aggregate, determined as the number of such shares multiplied by the Offer Price. Mr. Hinkle does not hold voting or dispositive power over such shares.

(19) Consists of (i) 3,620 Class A Shares held by Ms. Johnson; and (ii) 11,632 Class A Shares held by Ms. Johnson underlying RSUs.

(20) Consists of (i) 94,255 Holdings Units and corresponding Class B Shares held by Mr. Maudlin; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Maudlin that are immediately exercisable; (iii) 79,583 Holdings Units and corresponding Class B Shares held by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin’s wife is a trustee; (iv) 59,582 Holdings Units and corresponding Class B Shares held by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; (v) 19,168 Holdings Units and corresponding Class B Shares held by Timothy I. Maudlin 2019 Trust, of which Mr. Maudlin is a trustee; (vi) 20,000 Holdings Units and corresponding Class B Shares held by Timothy I. Maudlin 2020 Trust, of which Mr. Maudlin is a trustee; and (vii) 11,632 Class A Shares held by Mr. Maudlin underlying RSUs.

(21) Consists of (i) 282,400 Class A Shares and 9,919,847 Holdings Units and corresponding Class B Shares held by Onion Consulting, Inc., of which Mr. Onion is an owner; and (ii) 30,000 Class A Shares and 41,224 Holdings Units and corresponding Class B Shares held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(22) Consists of (i) 25,240 Class A Shares and 51,923 Holdings Units and corresponding Class B Shares held by Mr. Rencher; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Rencher that are immediately exercisable; (iii) 156,247 Holdings Units and corresponding Class B Shares held by Centerpine LLC, of which Mr. Rencher is a manager; and (iv) 11,632 Class A Shares held by Mr. Rencher underlying RSUs.

(23) Consists of (i) 15,240 Class A Shares held by Ms. Stewart; (ii) 11,000 Class A Shares held by Bonita K. Coleman Trust, of which Ms. Stewart is trustee; and (iii) 13,821 Class A Shares held by Ms. Stewart underlying RSUs.

(24) Consists of (i) 25,240 Class A Shares held by Ms. Terrell; (ii) 131,926 shares of Class A Common stock subject to options held by Ms. Terrell that are immediately exercisable; (iii) 103,459 Holdings Units and corresponding Class B Shares held by Ms. Terrell; and (iii) 11,632 Class A Shares held by Ms. Terrell underlying RSUs.

In February 2021, in the ordinary course of business, we made the following annual grants of equity to our executive officers in the form of time-based Pluralsight RSUs: Mr. Skonnard (153,664 Pluralsight RSUs), Mr. Meyercord (61,697 Pluralsight RSUs) and Mr. Forkner (28,627 Pluralsight RSUs) (which we refer to collectively as the “2021 Annual Executive Awards”). As agreed to with the Parent Parties, these awards vest over eighteen months with 2/3 of the awards vesting on the one-year anniversary of the vesting start date and quarterly thereafter. These awards are subject to “double-trigger” vesting acceleration consistent with our historical terms, except that the closing of the Transactions will not constitute the first trigger for the vesting acceleration benefit. These awards are included in the table above under the columns “Pluralsight RSUs (#)” and “Pluralsight RSUs ($).” At the Effective Time, the RSUs underlying the 2021 Annual Executive Awards will be treated like all other outstanding Pluralsight RSUs.

Employment Arrangements Following the Transactions

As of the date of this Schedule 14D-9, none of our executive officers has had any discussions or negotiations, or entered into any agreement, with the Parent Parties or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Mergers, or the right to purchase or participate in the equity of the Surviving Corporation or one or more of its affiliates. Notably, prior to the execution of the Amended Merger Agreement, Mr. Skonnard and Vista did not discuss the terms of Mr. Skonnard’s employment or role with Pluralsight following a potential acquisition by Vista or rollover of equity in connection with a potential acquisition of Pluralsight by Vista, if any. The Amended Merger Agreement provides that from the date of the Amended Merger Agreement to the earlier of the termination of the Amended Merger Agreement and the effective times of the Mergers, the Parent Parties covenant that they will not, and will cause Vista Fund VII and its controlled affiliates not to, except as approved by the Pluralsight Board, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of Pluralsight (1) regarding any continuing employment or consulting relationship with the Pluralsight Parties or their affiliates from and after the Effective Time; (2) pursuant to which any such executive officer would be entitled to receive consideration of a different amount or nature than stockholders or unitholders; or (3) pursuant to which any such executive officer would agree to provide (directly or indirectly) an equity investment to the Buyer Parties or the Pluralsight Parties or their respective affiliates in connection with the Mergers.

Although members of Pluralsight’s senior management, including Mr. Skonnard, did not have any discussions with Vista regarding the potential terms of their potential employment arrangements following the closing of the Mergers, on December 14, 2020, following a conversation with Vista regarding the language therein, Pluralsight published an employee-focused FAQs stating that Mr. Skonnard “will continue to lead the company as CEO after the close.” This statement was made in the context of providing stability to employees following the public announcement of the Original Merger Agreement avoiding the impression that Mr. Skonnard had plans to leave Pluralsight following the Mergers, and in the absence of any indications to the contrary from Vista. This statement also reflects the fact that, as a contractual matter (pursuant to Mr. Skonnard’s existing employment arrangements), Mr. Skonnard will continue in his current role following the closing of the Mergers until those arrangements are altered, if at all, by mutual agreement of Vista and Mr. Skonnard.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Offer and the Mergers that may be paid or become payable to each of our named executive officers in connection with the Offer and the Mergers. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Mergers were consummated on March 5, 2021, and in the case of each named executive officer, that the named executive officer’s employment is terminated by Pluralsight without cause or by the named executive officer for good reason, in each case, on that date. Pluralsight’s named executive officers will not receive pension, non-qualified deferred compensation, tax reimbursement or other benefits in connection with the Offer and the Mergers.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the Offer and the Mergers. In addition to the assumptions regarding the consummation date of the Mergers and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Offer and the Mergers may differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Aaron Skonnard	200,000	16,060,118	8,743	16,268,861
James Budge	175,000	4,441,343	8,743	4,625,086
Ross Meyercord	182,000	4,997,970	8,743	5,188,713
Nate Walkingshaw (4)	—	—
Matthew Forkner	157,500	3,612,848	8,743	3,779,091

(1)

The cash amount represents the total potential severance payments to each named executive officer that may be payable in connection with the Offer and the Mergers pursuant to each such executive officer’s employment agreement if the named executive officer’s employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Pluralsight. All such “double trigger” severance payments are payable, less applicable withholdings, over six months in equal periodic installments. For more information, please see the section of this Schedule 14D-9 captioned “—Payments Upon Termination At or Following Change in Control—Executive Employment Agreements.”

(2)

Represents Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units (which we refer to collectively as the “Executive Awards”) that will receive consideration in the Mergers, assuming, solely for purposes of this table, continued employment of each named executive officer through the consummation of the Mergers and that the named executive officer’s employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable award agreement) on such date, except that for Mr. Skonnard, $4,913,640 of the value in the table above represents single-trigger acceleration that is payable to him with respect to his 218,384 Holding Incentive Units upon the consummation of the Mergers in accordance with the award agreement governing such units, regardless of whether his employment terminates upon the consummation of the Mergers. This does not include 2021 Annual Executive Awards for which there is no vesting acceleration triggered in connection with the Transactions. For more information on the vesting acceleration protections applicable to named executive officers, please see the section of this Schedule 14D-9 captioned “—Consideration for Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units Held by Directors and Executive Officers in the Mergers—Treatment of Director and Executive Officer Equity Awards.”

The values for each award in the table below represent the product of $22.50, multiplied by the number of Class A Shares or Holdings Units subject to the awards, as applicable. Other than Mr. Skonnard’s single-trigger acceleration award described in the previous paragraph, the acceleration benefits for the named executive are double trigger acceleration benefits. The amounts in the table below do not reflect the value of any payments under the TRA and the TRA Amendment, which values are described in the section of this Schedule 14D-9 captioned “—The TRA and the TRA Amendment” below. The aggregate value of each named executive officer’s single-trigger and double-trigger acceleration awards is set forth in the table below:

Name	Number of Shares/Units Subject to Executive Awards Accelerating (#)	Per Share Value of Executive Awards Accelerating ($)	Total ($)
Aaron Skonnard	713,783	22.50	16,060,118
James Budge	197,393	22.50	4,441,343
Ross Meyercord	222,132	22.50	4,997,970
Matthew Forkner	160,571	22.50	3,612,848

(3)

Represents the estimated value of the percentage of the premiums Pluralsight will pay to continue the named executive officer’s continued health coverage under COBRA for a period of six months in the event the named executive officer’s employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Pluralsight. The COBRA reimbursements are a “double trigger” benefit.

(4)

Mr. Walkingshaw voluntarily resigned effective July 13, 2020, and is not receiving any compensation in connection with the transactions contemplated by the Amended Merger Agreement (other than in his capacity as a TRA beneficiary or as a stockholder of Pluralsight).

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, Pluralsight, acting through the Transaction Committee of the Pluralsight Board (which we refer to as the “Transaction Committee”), which is comprised solely of independent directors, will take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between Pluralsight or any of its subsidiaries and any director, officer or employee of Pluralsight or any of its subsidiaries who then holds Shares or Holdings Units. In addition, the Transaction Committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act. Pluralsight will provide the Parent Parties with correct and complete copies of all such actions. Promptly upon the Parent Parties or any of its affiliates’ entering into any such arrangement with any such person, the Parent Parties will provide to Pluralsight any and all information concerning such arrangement as may be needed by Pluralsight to comply with this provision, in accordance with the Amended Merger Agreement.

Indemnification and Insurance

The Amended Merger Agreement provides that the Surviving Entities and their subsidiaries will (and the Parent Parties will cause the Surviving Entities and their subsidiaries to) honor and fulfill, in all respects, the obligations of the Pluralsight Parties and their subsidiaries pursuant to any indemnification agreements with any of their current or former directors or officers (and any person who becomes a director or officer of the Pluralsight Parties or their subsidiaries prior to the effective times of the Mergers) (which we refer to collectively as the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the effective times of the Mergers. In addition, during the period commencing at the effective times of the Mergers and ending on the sixth anniversary of the effective times of the Mergers, the Surviving Entities and their subsidiaries will (and the Parent Parties will cause the Surviving Entities and their subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Pluralsight Parties and their subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in Pluralsight’s certificate of incorporation, Pluralsight’s bylaws, the Holdings LLCA and other similar organizational documents of the subsidiaries of Pluralsight, as applicable, as of the date of the Amended Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

In addition, the Amended Merger Agreement provides that, during the six-year period commencing at the effective times of the Mergers, the Surviving Entities will (and the Parent Parties must cause the Surviving Entities to) indemnify and hold harmless each current or former director or officer of the Pluralsight Parties and their subsidiaries, to the fullest extent permitted by law or pursuant to any indemnification agreements with Pluralsight Parties and their subsidiaries in effect on the date of the Amended Merger Agreement, from and against all costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding arising, directly or indirectly, out of or pertaining, directly or indirectly, to (1) any action or omission, or alleged action or omission, in such indemnified person’s capacity as an affiliate, director, officer, employee or agent of the Pluralsight Parties and their subsidiaries or their affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the effective times of the Mergers; and (2) the Transactions, as well as any actions taken by the Pluralsight Parties and the Buyer Parties with respect thereto. The Amended Merger Agreement also provides that the Pluralsight Parties and their subsidiaries will advance all fees and expenses (including fees and expenses of any counsel) as incurred by any such Indemnified Person in the defense of such legal proceeding.

The Amended Merger Agreement also provides that Pluralsight may purchase a prepaid “tail” policy from an insurance carrier with the same or better credit rating as Pluralsight’s directors’ and officers’ liability insurance carrier on the date of the Amended Merger Agreement, subject to certain limits on the aggregate cost for such “tail” policy. The “tail” policy will cover claims arising from facts, events, acts or omissions that occurred at or prior to the effective times of the Mergers, including the Transactions.

In addition, without limiting the foregoing, unless Pluralsight has purchased a “tail” policy, the Amended Merger Agreement requires the Parent Parties to cause the Surviving Corporation to maintain, on terms no less advantageous to the indemnified parties, Pluralsight’s directors’ and officers’ insurance policies for a period of at least six years commencing at the effective times of the Mergers. Neither the Parent Parties nor the Surviving Corporation will be required to pay premiums for such policy to the extent such premiums exceed, on an annual basis, 300% of the aggregate annual premiums currently paid by Pluralsight, and if the premium for such insurance coverage would exceed such amount the Parent Parties shall be obligated to cause the Surviving Corporation to obtain the greatest coverage available for a cost not exceeding such amount.

The TRA and the TRA Amendment

Concurrent with the initial public offering of Class A Shares and related reorganization transactions undertaken in connection with the initial public offering, Pluralsight entered into the TRA with certain members of Holdings who retained Holdings Units after the initial public offering. The TRA provided for payment to the TRA Beneficiaries of approximately 85% of the amount of the calculated tax savings, if any, that Pluralsight will realize due to future exchanges of Holdings Units (together with any corresponding Class B Shares and Class C Shares, as applicable) for Class A Shares, and the acceleration of such payments in connection with a change of control of Pluralsight.

On December 11, 2020, in connection with the execution of the Original Merger Agreement, Pluralsight and Holdings entered into the TRA Amendment with the TRA Representative, in accordance with the terms of the TRA. The TRA Amendment establishes that the parties to the TRA (other than Pluralsight and Holdings) will be entitled to receive an aggregate amount of $127 million in connection with the closing of the Mergers in full satisfaction of Pluralsight’s payment obligation under the TRA in connection with a change of control of Pluralsight. This represents a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA Beneficiaries under the TRA in respect of a change of control of Pluralsight at the implied price per Class A Share offered by Vista (such implied price equating to $18.46 per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), absent the TRA Amendment. In addition, if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA Amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect.

Certain directors and members of management of Pluralsight and other persons known by certain executive officers of Pluralsight to be an affiliate or immediate family member of any of the foregoing and affiliates, as equityholders prior to Pluralsight’s initial public offering, are parties to the TRA. Under the Tender Agreements entered into in connection with the execution of the Amended Merger Agreement, the Tender Agreement Parties, including Mr. Skonnard and other directors of Pluralsight that are parties, in their individual capacities, to the TRA and certain of their affiliates, have each agreed to waive their rights and benefits under the TRA, including their right to receive any payments in connection with the consummation of the Transactions under the TRA and the TRA Amendment. The amounts to which such directors and executive officers are entitled and if applicable, have waived, in connection with the consummation of the Transactions are set forth below.

TRA Beneficiary	TRA Payments
James Budge (1)	$1,872,514
Nate Walkingshaw	$739,998
TRA Payments Waived
Aaron Skonnard (2)	$20,696,211
Fritz Onion (3)	$15,364,348
Tim Maudlin (4)	$469,873
Gary Crittenden (5)	$264,226
Arne Duncan	$552,403
Brad Rencher (6)	$471,071
Scott Dorsey (7)	$426,357
Karenann Terrell (8)	$326,653

(1)	Consists of (i) $1,804,449 payable to James Budge and (ii) $68,065 payable to Budge Family Trust, of which Mr. Budge is a co-trustee.
(2)

Consists of (i) $1,649,415 payable to and waived by Aaron Skonnard; (ii) $16,246,742 payable to and waived by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (iii) $1,237,423 payable to and waived by The Skonnard Family GRAT 2021, of which Mr. Skonnard is a trustee; and (iv) $1,562,631 payable to and waived by The True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power.

(3)

Consists of (i) $15,301,414 payable to and waived by Onion Consulting, Inc., of which Mr. Onion is an owner and (ii) $62,935 payable to and waived by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(4)

Consists of (i) $218,428 payable to and waived by Tim Maudlin; (ii) $130,215 payable to and waived by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; and (iii) $121,230 payable to and waived by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin’s wife is a trustee.

(5)	Consists of (i) $210,282 payable to and waived by Gary Crittenden and (ii) $53,944 payable to and waived by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member.
(6)	Consists of (i) $233,156 payable to and waived by Brad Rencher and (ii) $237,915 payable to and waived by Centerpine LLC, of which Mr. Rencher is a manager.
(7)	Consists of (i) $177,188 payable to and waived by Scott Dorsey and (ii) $249,170 payable to and waived by AREO Ventures, LLC, of which Mr. Dorsey is a manager.
(8)	Consists of (i) $150,589 payable to and waived by Karenann Terrell and (ii) $176,064 payable to and waived by Karen A Terrell Living Trust of which Ms. Terrell is a trustee.

Ryan Hinkle, a director of Pluralsight, is a Managing Director of Insight Venture Management, LLC, an affiliate of the TRA Representative. The TRA Representative is also a TRA Beneficiary and is entitled to receive $60,061,091 pursuant to the TRA Amendment following the Mergers. Under the TRA Amendment, Pluralsight agreed to indemnify the TRA Representative for losses in connection with its approval of the TRA Amendment.

Section 16 Matters

Pursuant to the Amended Merger Agreement, prior to the Effective Time, Pluralsight has agreed to take all actions reasonably necessary to cause the Transactions and any dispositions of equity securities of Pluralsight (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of Pluralsight to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Pluralsight Board

Following careful consideration, on March 7, 2021, the Transaction Committee and the Pluralsight Board each unanimously determined that the Amended Merger Agreement and the Transactions contemplated by the Amended Merger Agreement are fair to, advisable and in the best interests of Pluralsight and its stockholders and adopted and approved the Amended Merger Agreement and the Transactions contemplated by the Amended Merger Agreement, and the Pluralsight Board agreed to effect the Pluralsight Merger pursuant to Section 251(h) of the DGCL and that the Pluralsight Merger will be consummated as promptly as practicable after the Offer Acceptance Time and recommended that the Pluralsight stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned “—Pluralsight’s Reasons for the Offer and the Mergers,” the Pluralsight Board unanimously recommends that the Pluralsight stockholders tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated March 8, 2021, issued by Pluralsight and Vista, announcing the Transactions, is included as Exhibit (a)(5)(A) and is incorporated in this Schedule 14D-9 by reference.

Background of the Offer and the Mergers

From time to time, in connection with Pluralsight’s exploration of strategic and commercial opportunities, the Pluralsight Board evaluates Pluralsight’s long-term business plan prepared by management, including regular updates to the business plan, and considers various strategic alternatives for Pluralsight, including potential product expansion and growth opportunities through acquisitions and strategic partnerships, debt and equity financing alternatives and other potential strategic transactions or the continuation of Pluralsight’s current business plan as an independent enterprise. In connection with these efforts, representatives of Pluralsight also have meetings, attend conferences and have other discussions from time to time with representatives of various strategic and financial sponsor parties, including Vista and other participants in the outreach described below, regarding potential strategic transactions involving Pluralsight. Based on the Pluralsight Board’s evaluation of strategic alternatives and Pluralsight management’s evolving expectation that a meaningful portion of Pluralsight’s future growth was likely to be inorganic, Pluralsight has regularly evaluated and pursued opportunities for potential acquisitions.

On March 20, 2020, the Pluralsight Board discussed Pluralsight’s response to the evolving impact of the COVID-19 pandemic on Pluralsight’s business. Aaron Skonnard, the chief executive officer of Pluralsight, outlined several proposals designed to offset the impact of the COVID-19 pandemic on Pluralsight’s 2020 operating plan. As part of the ongoing preparation of the Pluralsight Board, a framework for evaluating and responding to any interest from a third party in a possible acquisition of Pluralsight was discussed and adopted. This included general process considerations (including prohibitions on discussions around individual management compensation with potential counterparties) and the Pluralsight Board’s fiduciary duties in connection with its review of such transactions.

Also in March 2020, at the direction of the Pluralsight Board, Mr. Skonnard contacted representatives of Qatalyst to request Qatalyst’s assistance with Pluralsight’s ongoing assessment of the potential for an unsolicited expression of acquisition interest in light of the recent decrease in Pluralsight’s stock price. Pluralsight also sought assistance with its ongoing assessment of market dynamics and their impact on Pluralsight’s competitors. The Pluralsight Board selected Qatalyst for this role given Qatalyst’s qualifications, expertise and reputation, and its knowledge of Pluralsight and the industry in which Pluralsight operates.

In April 2020, the Pluralsight Board invited representatives of Qatalyst to attend a portion of a meeting of the Pluralsight Board. At the time, the Pluralsight Board remained in the early stages of examining the potential impact of the COVID-19 pandemic on Pluralsight. The Pluralsight Board also continued to examine various initiatives that it could pursue to ensure that Pluralsight was positioned for continued success both during and after the pandemic. In particular, the Pluralsight Board wished to obtain an outside perspective on Pluralsight, including the historical trading performance for relevant sectors of the technology industry and the broader market generally, especially as potentially impacted by COVID-19. Qatalyst provided a presentation to the Pluralsight Board on these matters on April 3, 2020.

In May 2020, the Pluralsight Board again invited representatives of Qatalyst to attend a portion of a meeting of the Pluralsight Board. On May 5, 2020 Qatalyst provided a presentation to the Pluralsight Board regarding Pluralsight, its competitive and strategic positioning, illustrative valuation considerations and trading performance. Qatalyst discussed with the Pluralsight Board considerations with respect to the timing of a potential sale of Pluralsight.

Aaron Skonnard, the chief executive officer of Pluralsight, had been introduced to various representatives of Vista since prior to Pluralsight’s initial public offering, including during Pluralsight’s initial public offering roadshow, and from time to time had meetings and other discussions with representatives of Vista, including with respect to sales of Pluralsight’s products to Vista and its portfolio companies. Following a May 15, 2020, conversation about the Pluralsight business generally and the industry with Monti Saroya, a senior managing director of Vista with whom Mr. Skonnard conversed from time to time, on August 19, 2020, Mr. Skonnard emailed Mr. Saroya, to invite Robert F. Smith, Founder, Chairman and CEO of Vista, to speak about the future of technology at Pluralsight’s virtual user conference in October 2020 as he had known Mr. Smith for a number of years. Mr. Smith agreed to speak at Pluralsight’s conference.

On August 25 and 26, 2020, the Pluralsight Board held an informal strategy session during which it discussed, among other things, M&A activity generally. The Pluralsight Board discussed companies that Pluralsight might wish to acquire and the allocation of more capital toward accomplishing such transactions. Based on the Pluralsight Board’s evaluation of potential acquisition targets, at the direction of the Pluralsight Board, management discussed with representatives of Qatalyst the possibility of engaging Qatalyst in connection with one such potential acquisition.

On August 24, 2020, Mr. Skonnard sent a follow-up text message to Mr. Saroya, inquiring about Mr. Smith’s attendance at Pluralsight’s conference and about scheduling a conversion with Mr. Saroya.

On August 28, 2020, Mr. Skonnard, Mr. Saroya and Adrian Alonso, a managing director of Vista, had a call to further discuss Mr. Smith’s attendance at Pluralsight’s conference, during which the parties discussed the Pluralsight business generally and the overall industry.

On September 3, 2020, the Pluralsight Board held a meeting with members of management in attendance. Mr. Skonnard provided an update regarding preliminary discussions involving companies that Pluralsight might wish to acquire. The Pluralsight Board again discussed the possibility of retaining a financial advisor in connection with the evaluation of such opportunities and other potential strategic alternatives, and determined to not engage a financial advisor at that time.

On September 17, 2020, Mr. Skonnard attended a meeting with Mr. Saroya, at Mr. Saroya’s invitation. Prior to the meeting, Mr. Skonnard was not aware that Mr. Saroya would be raising a potential acquisition of Pluralsight by Vista at the meeting. At the meeting, Mr. Saroya indicated that Vista was interested in acquiring Pluralsight. The terms of a proposed acquisition were not discussed, nor were the terms of any potential employment of Mr. Skonnard by Vista following any transaction. Mr. Saroya indicated to Mr. Skonnard following the meeting that Vista believed it could offer the highest value proposal among potential acquirors. Following the meeting with Mr. Saroya, Mr. Skonnard conveyed Vista’s expression of interest to Gary Crittenden, the lead independent director of the Pluralsight Board, and Mr. Skonnard and Mr. Crittenden agreed that a meeting of the Pluralsight Board would be called to inform the Pluralsight Board and discuss Vista’s expression of interest.

On September 23, 2020, Mr. Saroya and Mr. Alonso had a call with Mr. Skonnard, during which they reaffirmed Vista’s interest in acquiring Pluralsight, but did not discuss any specific terms.

On September 24, 2020, the Pluralsight Board held a meeting with members of management and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Pluralsight’s outside counsel (which we refer to as “Wilson Sonsini”), in attendance. Mr. Skonnard updated the Pluralsight Board on his discussion with Mr. Saroya and on Vista’s expression of interest in a potential acquisition of Pluralsight. Representatives of Wilson Sonsini reviewed with the Pluralsight Board certain relevant Delaware law matters, including the directors’ fiduciary duties in connection with Vista’s expression of interest and a potential sale of Pluralsight. The Pluralsight Board discussed (1) Pluralsight’s business as a standalone company and its prospects and challenges, including risks and uncertainties related to pursuing Pluralsight’s growth objectives (including inorganic growth through potential acquisitions); (2) the potential impact of market, customer and competitive trends on Pluralsight; (3) the inherent uncertainty of achieving management forecasts and the potential impact that failing to meet growth expectations could have on the price of Class A Shares; (4) the perceived need for substantial capital resources to pursue inorganic growth and other growth opportunities; and (5) the challenges and potential adverse impacts to stockholder value of obtaining such additional capital resources (namely, that capital resources might only be available at significant cost to Pluralsight (if available at all) or through one or more equity offerings that would dilute the holders of Class A Shares). In light of these challenges, risks and uncertainties and Vista’s expression of interest, and in accordance with the M&A framework established by the Pluralsight Board in March, the Pluralsight Board discussed whether it would be in the best interests of Pluralsight and its stockholders to respond to Vista and explore potential alternative transactions as well as to establish an ad hoc committee of the Pluralsight Board independent of management to explore, evaluate, consider, review, negotiate and, as appropriate, make a recommendation to the Pluralsight Board with respect to a potential business combination transaction or other similar strategic transaction involving Pluralsight and alternatives thereto. The Pluralsight Board next established the Transaction Committee composed of Mr. Crittenden, Scott Dorsey, and Bonita Stewart. The Transaction Committee had the authority to explore, evaluate, consider, review, negotiate and make recommendations to the Pluralsight Board with respect to a potential transaction. The Transaction Committee also could authorize and direct the actions of Pluralsight’s management and legal counsel, financial advisors, and other representatives and agents relating to such potential business combination transaction or other similar strategic transaction involving Pluralsight and alternatives thereto. Given its prior experience with Qatalyst, the Pluralsight Board also discussed engaging Qatalyst to act as a financial advisor in connection with such review of strategic alternatives, and determined to do so based on Qatalyst’s qualifications, expertise and reputation, and its knowledge of Pluralsight and the industry in which Pluralsight operates. In making this determination, the Pluralsight Board was aware that Qatalyst (1) has represented companies in Pluralsight’s industry and the technology industry more broadly in a number of different strategic transactions, including acquisitions by strategic acquirors and financial sponsors and (2) was familiar with the acquisition philosophy and process of a number of different potentially relevant counterparties. The Pluralsight Board believed that Qatalyst’s familiarity with likely acquirers of Pluralsight would provide the Pluralsight Board and the Transaction Committee with beneficial insight into the thinking, tactics and approach of potential acquirers to the benefit of Pluralsight stockholders. For more information on material relationships that existed between Qatalyst or any of its affiliates and the Company or Parents pursuant to which compensation was received by Qatalyst or its affiliates during the two-year period prior to the date of the Original Merger Agreements, please see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Qatalyst.”

On September 26, 2020, Pluralsight entered into an engagement letter with Qatalyst.

On September 27, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. It was the practice of the Transaction Committee, at this and subsequent meetings, to invite the other members of the Pluralsight Board to attend to have the benefit of their perspectives and expertise and to notify them of developments in the process. The Transaction Committee also had a practice of meeting in executive session without any other members of the Pluralsight Board and without members of management in attendance, as described below. Representatives of Qatalyst discussed various alternatives and considerations with respect to a potential outreach process to solicit interest regarding a strategic transaction from other potential counterparties, including whether to engage with potential strategic acquirors and other financial sponsors in light of the expressed interest from Vista. Representatives of Qatalyst discussed with those present various other potential counterparties with which Pluralsight might consider engaging based on those parties’ expected or previously expressed interest in a potential strategic transaction with Pluralsight, ability to finance and consummate a transaction, and potential strategic rationale for a transaction with Pluralsight, including the potential for synergies. Also discussed were the potential risks of an outreach, including potential public disclosure leaks, management and employee disruption and adverse effects on competitive positioning, and the increase in the likelihood of those risks in a wider private or public process relative to a more targeted outreach. The Transaction Committee and other directors in attendance also discussed with management and representatives of Qatalyst potential alternatives to a sale of Pluralsight, including continuing to execute as a standalone business. Representatives of Wilson Sonsini also reviewed the directors’ fiduciary duties in connection with evaluating and potentially pursuing a potential strategic transaction. In gauging interest in a potential strategic transaction and soliciting interest in a potential transaction, Pluralsight engaged in a process of strategic outreach, where, pursuant to the authority delegated to it by the Pluralsight Board, the Transaction Committee authorized Qatalyst and members of management, specifically Messrs. Skonnard and Budge, to reach out to six potential strategic acquirors and six potential financial sponsors (including Vista) regarding a potential strategic transaction. The Transaction Committee authorized those members of management to present an overview of Pluralsight’s business and other relevant information, including non-public information. Messrs. Skonnard and Budge were the only members of management that the Transaction Committee authorized to engage in discussions with potential counterparties at that time.

Following the meeting, between September 28, 2020 and September 30, 2020, representatives of Qatalyst and management commenced their outreach to the 11 potential counterparties other than Vista; nine potential counterparties (including Vista) executed a non-disclosure agreement with Pluralsight, one potential strategic acquiror was already subject to a non-disclosure agreement with Pluralsight in connection with prior commercial discussions and two potential strategic acquirors declined to engage in discussions or diligence with respect to a potential strategic transaction involving Pluralsight, citing that Pluralsight’s industry was not an area of focus for strategic transactions and other challenges to consummating a strategic transaction, among other things. Of the ten non-disclosure agreements to which these potential counterparties were subject, the non-disclosure agreements with each of the six potential financial sponsors and one of the potential strategic acquirors included so-called “standstill” provisions restricting parties from making proposals with respect to the acquisition of Pluralsight without Pluralsight’s prior consent (other than confidential proposals to the Pluralsight Board that would not reasonably be expected to require a public announcement), which restrictions would fall away and no longer be in effect, among other things, at the time of the entry into a definitive agreement approved by Pluralsight to acquire more than 50% of Pluralsight’s outstanding voting securities or assets representing more than 50% of Pluralsight’s consolidated earnings power (and the remaining three non-disclosure agreements did not include such so-called “standstill” provisions).

On September 30, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini and, at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of management reviewed an overview of Pluralsight’s business plan, which included the Pluralsight prospective financial information as of September 2020 (as defined below), and the Transaction Committee and other directors in attendance discussed the impact on the business plan of the COVID-19 measures implemented by Pluralsight, the business plan relative to consensus market estimates for Pluralsight, and potential synergies with various counterparties to a potential strategic transaction involving Pluralsight. Representatives of Qatalyst and members of management provided an update on the preliminary discussions regarding a potential strategic transaction with potential counterparties, including those parties’ expressed levels of interest as well as the timing of upcoming presentations by Pluralsight management to interested counterparties. The Transaction Committee and other directors in attendance also discussed with representatives of Qatalyst and Wilson Sonsini certain process considerations, including Wilson Sonsini discussing the directors’ fiduciary duties in connection with evaluating and potentially pursuing a potential strategic transaction involving Pluralsight. The Transaction Committee then met in executive session, without members of management (other than Matthew Forkner, Pluralsight’s Chief Legal Officer) or other members of the Pluralsight Board in attendance, and discussed with representatives of Qatalyst and Wilson Sonsini certain process, strategy and timing considerations with respect to the solicitation of interest from potential counterparties with respect to a potential strategic transaction, including whether to solicit interest from additional potential counterparties. Following discussion, the Transaction Committee approved representatives of Qatalyst and members of management continuing discussions with the ten potentially interested counterparties, including the sharing of management’s overview of Pluralsight’s business, including the Pluralsight prospective financial information as of September 2020 and other relevant non-public information about Pluralsight. The Transaction Committee also began to discuss the TRA and to explore its potential significance in the context of a potential sale of Pluralsight. Pluralsight entered into the TRA in connection with its initial public offering, and following Pluralsight’s initial public offering and prior to the amendment of the TRA described below, there had been no amendments to the TRA. Certain directors and members of management and certain of their respective affiliates, as equityholders prior to Pluralsight’s initial public offering, were parties to the TRA, and the TRA provided for acceleration of payments to TRA Beneficiaries, including certain directors and members of management and certain of their respective affiliates, in connection with a change of control of Pluralsight.

Over the next two weeks, members of Pluralsight management together with representatives of Qatalyst provided presentations to the ten potentially interested counterparties (including Vista) regarding Pluralsight’s business, which presentations included the Pluralsight prospective financial information as of September 2020. Throughout the month, members of management and representatives of Qatalyst also engaged in follow-up preliminary due diligence discussions and meetings at the request of potentially interested counterparties regarding Pluralsight’s business, including Pluralsight’s financial condition (including expectations and trends for billings and results in October and fourth quarter 2020), pipeline and go-to-market strategy. Pursuant to the authority delegated to it by the Pluralsight Board, the Transaction Committee authorized Qatalyst to arrange for Messrs. Skonnard and Budge to give management presentations regarding Pluralsight’s business in order to gauge interest in a potential strategic transaction. Such authorization did not include authority for Messrs. Skonnard or Budge to negotiate a potential transaction. Following diligence meetings, the four remaining potential strategic acquirors and two of the six financial sponsors who had executed non-disclosure agreements declined to proceed with further discussions regarding a potential strategic transaction involving Pluralsight. In declining to pursue a potential strategic transaction involving Pluralsight, the potential strategic acquirors and financial sponsors expressed concerns about strategic fit, limited overlap in buyer contacts, potential commoditization of content, pricing pressure, the level of investment required for integration, and concerns regarding the financial profile of the sales and marketing structure, among other things. Vista and the other three remaining potential financial sponsors that continued to express interest in a potential strategic transaction involving Pluralsight (which we refer to as “Party A,” “Party B” and “Party C”) were granted access to an electronic dataroom containing financial and business information with respect to Pluralsight to support their due diligence review of Pluralsight.

On October 7, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst and members of management provided an update on the preliminary discussions regarding a potential strategic transaction with potential counterparties since the last meeting of the Transaction Committee, as well as additional diligence meetings that were being planned. The Transaction Committee also met in executive session, without members of management (other than Mr. Forkner), representatives of Qatalyst or other members of the Pluralsight Board (other than Leah Johnson) in attendance, and discussed with representatives of Wilson Sonsini the TRA and its potential significance in the context of a potential sale of Pluralsight including the possibility of amending the TRA in order to reduce the change of control payment obligations due thereunder. Representatives of Wilson Sonsini discussed relevant Delaware law matters, including the directors’ fiduciary duties, process considerations and the Transaction Committee’s composition, authority and responsibilities in evaluating and potentially pursuing a strategic transaction involving Pluralsight. At the meeting, the Transaction Committee resolved to recommend to the Pluralsight Board that it modify the composition of the Transaction Committee so that it would be comprised entirely of members of the Pluralsight Board that were not party to the TRA and were independent of management, namely Ms. Johnson and Ms. Stewart (with Messrs. Crittenden and Dorsey to step down given that they are both parties to the TRA), and that it expand the power and authority of the Transaction Committee, including so that Pluralsight would not effectuate a strategic transaction unless it is first approved or recommended by the Transaction Committee.

On October 9, 2020, representatives of Qatalyst received an unsolicited inquiry from an additional potential financial sponsor (which we refer to as “Party D”) expressing interest in receiving a management presentation based on market rumors that Pluralsight may be engaged in a process to consider strategic alternatives, but no specific proposal or terms with respect to a potential strategic transaction were conveyed by representatives of Party D. Pluralsight thereafter executed a non-disclosure agreement with Party D, which included a so-called “standstill” provision with similar terms (including with respect to the fall away of restrictions) as described above, and members of Pluralsight management, with representatives of Qatalyst in attendance, provided a management presentation to Party D. Party D was also granted access to all information in Pluralsight’s electronic dataroom.

On October 13, 2020, based on the Transaction Committee’s recommendation, the Pluralsight Board approved by unanimous written consent the modification of the composition of the Transaction Committee to include only Ms. Johnson and Ms. Stewart, neither of whom was party to the TRA, and Messrs. Crittenden and Dorsey stepped down. When the Pluralsight Board decided to change the composition of the Transaction Committee to directors who did not participate in the TRA, the Pluralsight Board also changed the authority of the Transaction Committee. The Transaction Committee was given, to the fullest extent permitted by Delaware law, the power and authority of the Pluralsight Board to oversee, supervise, and direct the exploration, evaluation, and negotiation of a potential transaction and all agreements and other matters relating to a potential transaction, including authorizing and directing legal and financial advisors and other representatives and agents, if any, and engaging such persons as it sees fit with respect to any of the foregoing, and, as it deems appropriate, to approve, disapprove, and make recommendations to the Pluralsight Board with respect to any of the foregoing. It was further resolved that Pluralsight will not effectuate a potential transaction if it has not first been approved or recommended by the Transaction Committee; and unless the transaction is approved by the holders of a majority of the voting power of the shares of capital stock of Pluralsight not held by any stockholder who is or is known by Pluralsight to be affiliated with a party receiving benefits in connection with the transaction pursuant to the TRA and other unique benefits, if any, as identified by the Transaction Committee, or any officer of Pluralsight (which we refer to as the “Special Stockholder Approval Condition”), which conditions may not be waived. From the time of Vista’s initial indication of interest in a transaction with Pluralsight to the time the Transaction Committee was reconstituted and thereafter, Mr. Skonnard did not have any discussions with Vista regarding any terms of a potential transaction, including with respect to his continued employment or the TRA.

On October 14, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. The reconstituted Transaction Committee, at this and subsequent meetings, invited the other members of the Pluralsight Board to attend its meetings in order to have the benefit of their perspectives and expertise and to notify them of developments in the process, when it considered appropriate. The reconstituted Transaction Committee also continued the practice of meeting in executive session without any other members of the Pluralsight Board and without members of management in attendance, as described below. Members of management and representatives of Qatalyst provided an update on the meetings and due diligence being conducted by the remaining interested counterparties with whom no economic negotiations had taken place as of such time, including the inquiry from Party D. The Transaction Committee and other directors in attendance discussed with representatives of Qatalyst and Wilson Sonsini certain strategy and process considerations for maximizing the value of any acquisition proposals which could be received by Pluralsight, including in the context of Pluralsight’s upcoming announcement of its third quarter 2020 earnings results. The Transaction Committee and other directors in attendance also discussed whether to reach out to additional potential counterparties, and the likelihood of additional parties’ interest in a potential strategic transaction involving

Pluralsight and potential risks of expanding the outreach further (including the impact of existing and potential additional public disclosure leaks). The Transaction Committee then met in executive session, without members of management (other than Mr. Forkner) or other members of the Pluralsight Board in attendance. Representatives of Wilson Sonsini reviewed with the Transaction Committee the terms of the TRA, including that it constituted contractual liability of Pluralsight and that it required an automatic acceleration of payments to TRA Beneficiaries as a result of a change of control of Pluralsight, (in lieu of future payments to the TRA Beneficiaries provided in the TRA). Representatives of Wilson Sonsini also reviewed with the Transaction Committee relevant Delaware law matters, including the Transaction Committee’s adjusted composition, directors’ fiduciary duties, process considerations and the Transaction Committee’s expanded authority and responsibilities in the context of a potential sale of Pluralsight, including that the Pluralsight Board had resolved that Pluralsight will not effectuate such a transaction if it has not first been approved or recommended by the Transaction Committee and unless the Special Stockholder Approval Condition is satisfied, which conditions could not be waived by the Pluralsight Board. The Transaction Committee also discussed the actions taken by the Pluralsight Board and the Transaction Committee prior to that time in connection with the exploration and evaluation of a potential strategic transaction involving Pluralsight. Following discussion, the Transaction Committee ratified the prior actions and determinations in connection with the exploration and evaluation of a potential strategic transaction involving Pluralsight. The Transaction Committee also requested that Wilson Sonsini and Qatalyst provide additional information on the terms of the TRA in the context of a potential sale of Pluralsight. The Transaction Committee further directed representatives of Qatalyst and members of management to continue discussions with, and solicit interest from, Vista, Party A, Party B, Party C and Party D with respect to a potential strategic transaction involving Pluralsight.

Also on October 14, 2020, Pluralsight announced the acquisition of DevelopIntelligence, LLC (which we refer to as “DevelopIntelligence”), a provider of strategic skills consulting and virtual instructor-led training. The initial consideration for the acquisition consisted of cash consideration of $38 million paid at the closing of the acquisition, with additional consideration subject to certain revenue-based earn-out performance targets during an earn-out period ending on December 31, 2021.

During the month of October 2020, Pluralsight management updated Pluralsight’s business plan based on Pluralsight’s third quarter 2020 results, Pluralsight’s ordinary course fourth quarter budget planning and review efforts for the 2021 fiscal year, and the expected impact of the acquisition of DevelopIntelligence (including increased Pluralsight billings from DevelopIntelligence products and customers in years 2021 through 2025), which updates resulted in the Pluralsight prospective financial information as of October 2020 (as defined below). These updates were discussed in October from time to time by Pluralsight management with Qatalyst and with interested potential counterparties during the course of diligence meetings. A preliminary version of the Pluralsight prospective financial information as of October 2020 was made available to Vista, Party A, Party B and Party C in the electronic dataroom starting on October 25, 2020 and the final version of the Pluralsight prospective financial information as of October 2020 was made available to Vista in the electronic dataroom starting on October 27, 2020 (by that time, each of Party A, Party B and Party C were no longer pursuing an acquisition of Pluralsight). The preliminary version of Pluralsight financial information as of October 2020 included estimated free cash flow for calendar year 2021 of $(2.6) million, and was otherwise consistent with the final version of the Pluralsight prospective financial information as of October 2020. For more information on the Pluralsight prospective financial information as of September 2020 and the Pluralsight prospective financial information as of October 2020, please see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information.”

On October 16, 2020, Party D declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight. In declining to pursue a transaction, Party D indicated concerns regarding perceived headwinds in Pluralsight’s business including a potential slowdown in growth, net dollar retention and pricing pressure. Furthermore, Party D indicated that given the price at which Class A Shares were trading, it would be difficult for Party D to pay a premium. On October 16, 2020, Class A Shares closed at a trading price of $18.76. As Party D declined to further consider a potential strategic transaction, it did not receive access to the

Pluralsight prospective financial information as of October 2020 when such information became available.

On October 18, 2020, following discussion at the October 14, 2020 Transaction Committee meeting regarding the timing of the proposals and the need to move quickly with both Vista and the other potential bidders to avoid leaks to the public that Pluralsight was considering a potential sale, representatives of Qatalyst delivered a process letter to Party A, Party B and Party C requesting that such parties submit a proposal with respect to a potential acquisition of Pluralsight on October 26, 2020, including a proposed purchase price for all of the outstanding equity of Pluralsight and relevant assumptions and terms. Vista was not provided with a process letter, and therefore Vista did not have insight into the timing and nature of the solicitation of interest process being conducted by Pluralsight. However, representatives of Qatalyst did inform Vista that Pluralsight was willing to review a written acquisition proposal, should Vista want to submit one. In response, Vista informed representatives of Qatalyst that Vista would be in a position to submit a proposal with respect to the acquisition of Pluralsight during the beginning of the week of October 26, 2020.

On October 23, 2020, Party C declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight, citing perceived issues with Pluralsight’s growth and its competitive position. Party C indicated that given the perceived issues facing Pluralsight’s business, it would not be able to pay a meaningful premium to the price at which Class A Shares were trading. On October 23, 2020, Class A Shares closed at a trading price of $18.04.

On October 26, 2020, each of Party A and Party B also declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight, citing perceived challenges to Pluralsight’s business, including the potential commoditization of content, the perceived efforts and costs required to make meaningful changes to the current cost structure given the potential declining growth profile as well as perceived concerns over the long-term margin profile of Pluralsight. Both Party A and Party B indicated difficulty in offering a proposal at an attractive valuation. On October 26, 2020, Class A Shares closed at a trading price of $17.50.

On October 27, 2020, representatives of Vista contacted Mr. Skonnard and representatives of Qatalyst separately to advise that Vista would not be submitting a proposal with respect to a potential acquisition of Pluralsight prior to the U.S. federal elections on November 3, 2020 and Pluralsight’s announcement of its third quarter 2020 earnings results on November 5, 2020.

On October 28, 2020, the Transaction Committee held a meeting with representatives of Qatalyst in attendance; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst provided an update on the discussions with the potential counterparties.

On November 2, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini reviewed the directors’ fiduciary duties, certain process considerations and the Transaction Committee’s authority and responsibilities in the context of a potential strategic transaction involving Pluralsight. Representatives of Wilson Sonsini and Qatalyst also discussed a potential amendment of the TRA in connection with such a transaction, because by reducing the amount payable to TRA Beneficiaries upon a change of control of Pluralsight, Pluralsight could negotiate for the difference between the amount payable to the TRA Beneficiaries upon a change of control of Pluralsight pursuant to the terms of the TRA and such reduced amount to instead be paid to the Pluralsight stockholders in the event of a sale of Pluralsight, thereby delivering higher value to the Pluralsight stockholders. Representatives of Qatalyst presented to the Transaction Committee an overview of the economic terms of the TRA, including the illustrative tax benefits that could be available to Pluralsight over time and the terms of sharing of those benefits with the TRA Beneficiaries, including the acceleration of payments in connection with a change of control of Pluralsight. The Transaction Committee also discussed the potential impact of the TRA obligations on potential acquisition proposals. Under the then-current terms of the TRA, the amount of the accelerated change of control payment obligation was variable based on, among other things, the price that would be paid in respect of Class A Shares in the applicable change of control transaction. Using a model to calculate payments under the TRA provided by Pluralsight’s management, Qatalyst presented a calculation of the estimated aggregate amount of the change of control payment obligations under the TRA based on illustrative prices for Class A Shares, starting with the closing price of Class A Shares on October 30, 2020 of $15.70 and certain other assumptions, which resulted in estimated aggregate accelerated payments of approximately $400 million, with an increase that averaged approximately $6 million of aggregate accelerated payments per $1 increase in the price of Class A Shares. Qatalyst also discussed with the Transaction Committee illustrative estimates of the present value of the portion of the tax benefits that might be payable in the future to the TRA Beneficiaries under the TRA absent a change of control, calculated using a model approved by Pluralsight’s management and assuming achievement of the Pluralsight prospective financial information as of October 2020, an illustrative $22.00 per share price for Class A Shares at which holders of Holdings Units would exchange outstanding Holdings Units into Class A Shares, a 23.8% tax rate as provided by Pluralsight’s management and discount rates ranging from 9.00 to 11.00 percent, among other assumptions. These illustrative present value estimates ranged from $112 to $144 million. The Transaction Committee authorized Qatalyst and Wilson Sonsini to initiate preliminary discussions with the TRA Representative, the representative of the TRA Beneficiaries under the TRA, to explore potentially amending the TRA.

On November 4, 2020, the Pluralsight Board held a regular meeting with members of management and representatives of Wilson Sonsini in attendance. The Transaction Committee provided an update to the Pluralsight Board with respect to its exploration and evaluation of a potential strategic transaction, including process considerations, scope of outreach to potential counterparties, and the Transaction Committee’s evaluation of the potential impact of the TRA in connection with a potential strategic transaction. The Transaction Committee also instructed, and the members of the Pluralsight Board and management confirmed, that potential conversations, if any, regarding a rollover of equity in connection with a potential acquisition of Pluralsight and other go-forward economic arrangements would not be taking place during the negotiation of any potential transaction, and those present confirmed that no such conversations had taken place. At the meeting, the representatives of management also reviewed Pluralsight’s budget for the 2021 fiscal year and an overview of Pluralsight’s business plan and updates since the version presented on September 30, 2020, which included the Pluralsight prospective financial information as of October 2020, and the Pluralsight Board approved the 2021 budget and business plan presented at the meeting, including the Pluralsight prospective financial information as of October 2020, including for use by Qatalyst in its analyses for the Transaction Committee and the Pluralsight Board.

Also on November 4, 2020, a director of Pluralsight received an unsolicited inquiry from an additional financial sponsor (which we refer to as “Party E”) expressing interest in evaluating a potential acquisition of Pluralsight, but no specific proposal or terms with respect to a potential strategic transaction were conveyed by representatives of Party E. Later that day, following the receipt of Party E’s unsolicited inquiry, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Qatalyst provided the Transaction Committee with an update on the discussions regarding a potential strategic transaction with potential counterparties since the last meeting of the Transaction Committee, including the inquiry from Party E. The Transaction Committee authorized representatives of Qatalyst to engage in discussions with Party E with respect to a potential transaction involving Pluralsight. Following the meeting, Pluralsight executed a non-disclosure agreement with Party E, which included a so-called “standstill” provision with similar terms (including with respect to the fall away of restrictions) as described above, and members of Pluralsight management provided a management presentation to Party E, with representatives of Qatalyst in attendance. Party E was also granted access to all information in Pluralsight’s electronic dataroom, including the Pluralsight prospective financial information as of October 2020.

On November 5, 2020, after the close of trading, Pluralsight announced its third quarter 2020 results and provided guidance on projected financial results for the full fiscal year. During the subsequent public earnings call to discuss Pluralsight’s third quarter results, Pluralsight also provided information on management’s goals and guidance for the full fiscal year 2020, and in that context and in light of year-to-date results through the third quarter 2020, provided information on management’s expectations with respect to billings growth, revenue and net losses for the fourth quarter 2020. Class A Shares closed at a trading price of $14.74 on November 6, 2020, the first trading day after Pluralsight announced its third quarter 2020 results.

On November 6, 2020, Vista delivered to Pluralsight a written proposal to acquire all of the outstanding equity of Pluralsight for $16.50 in cash per Class A Share and equivalents based on certain assumptions, including the number of Class A Shares and equivalents outstanding on a fully diluted basis and the full acceleration and satisfaction of obligations under the TRA in accordance with its terms, in an amount of approximately $406 million (estimated from the model provided by management of Pluralsight in the electronic dataroom, with a $16.50 per share input). The proposal also indicated that, to the extent that a lower amount is ultimately required to satisfy in full Pluralsight’s obligations under the TRA, the difference would be applied to the purchase price being proposed by Vista on a dollar-for-dollar basis.

Also on November 6, 2020, following receipt of the acquisition proposal from Vista, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst reviewed the terms of Vista’s acquisition proposal, including that at a $16.50 per share price, the TRA would require an accelerated change of control payment of approximately $406 million, based on a model to calculate payments under the TRA provided by Pluralsight’s management. Representatives of Qatalyst indicated that, for illustration, if the entire amount of the $406 million payment were reduced to zero and applied to increase the consideration payable to Pluralsight’s equityholders on a dollar-for-dollar basis, Vista’s acquisition proposal implied a price of $19.02 in cash per Class A Share and equivalents. (In this Schedule 14D-9, we refer to the term “implied ‘no TRA’ adjusted price” to mean the implied price per share of an acquisition proposal assuming that the entire amount of Pluralsight’s accelerated change of control payment obligations under the TRA were reduced to zero (i.e., a hypothetical scenario where “no TRA” payment would be payable in the event of a change of control) and applied to increase the consideration payable to Pluralsight’s equityholders on a dollar-for-dollar basis.) The Transaction Committee and other members of the Pluralsight Board also discussed considerations for increasing the value of Vista’s acquisition proposal and maximizing the per share value of an acquisition proposal, including the possibility of an amendment to the TRA to reduce the amount of Pluralsight’s accelerated change of control payment obligations. Mr. Skonnard expressed his belief, and other directors concurred in his belief, that Pluralsight was more valuable than Vista’s $16.50 per share acquisition proposal, and they did not believe that stockholders would be interested in an acquisition transaction at or near that amount, citing recent trading history. In addition, Mr. Skonnard indicated that, in line with the Transaction Committee’s instructions, he had not had any discussions with Vista with respect to a potential rollover of Mr. Skonnard’s equity stake in connection with a potential acquisition of Pluralsight by Vista or potential terms of employment with Vista following such a transaction. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and continued to discuss considerations for maximizing the value of an acquisition proposal. Representatives of Wilson Sonsini also reviewed with the Transaction Committee relevant Delaware law matters. The Transaction Committee requested that Qatalyst present at a subsequent meeting preliminary valuation perspectives with respect to Pluralsight based on the Pluralsight prospective financial information as of October 2020 in connection with the evaluation of Vista’s acquisition proposal and other potential proposals that Pluralsight might receive.

On November 10, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst reviewed the results of Pluralsight’s solicitation of interest regarding a potential strategic transaction from other potential counterparties, and discussed whether (in view of the decline in Pluralsight’s stock price following its recent announcement of third quarter 2020 results) to re-engage with Party A and Party B or other potential counterparties in order to seek additional acquisition proposals. Representatives of Qatalyst also presented preliminary valuation and market perspectives with respect to Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020, using various valuation methodologies, relative to the price of Vista’s acquisition proposal. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and discussed market perspectives on Pluralsight’s valuation, the impact of the TRA on potential acquisition proposals, and considerations for maximizing the value to Pluralsight’s stockholders. The Transaction Committee directed representatives of Qatalyst to continue negotiating the acquisition proposal with Vista, including by requesting another, higher value proposal from Vista. The Transaction Committee also directed Qatalyst to seek to re-engage with Party A and Party B and invite such parties to submit an acquisition proposal for Pluralsight. The Transaction Committee also directed representatives of Qatalyst and Wilson Sonsini to engage in negotiations with the TRA Representative with respect to an amendment of the TRA to propose a fixed change of control payment obligation at a substantial discount to the estimated amount of Pluralsight’s accelerated payment obligations under the then-current terms of the TRA, in order to maximize the value received by Pluralsight stockholders in the event of a sale of Pluralsight.

Also on November 10, 2020, Class A Shares closed at a trading price of $15.83. Prior to the close of trading on that day, Betaville Intelligence, an online publication focusing on M&A activity and rumors, published an article indicating that Pluralsight may be in discussions regarding a potential acquisition by Vista.

On November 11, 2020, representatives of Qatalyst held telephonic conferences with representatives of Party A and Party B to solicit additional acquisition proposals for Pluralsight. Representatives of Qatalyst requested that any acquisition proposal from Party A and Party B include an “implied ‘no TRA’ adjusted price” per Class A Share (which assumed that the entire amount of Pluralsight’s accelerated change of control payment obligations under the TRA were reduced to zero) and that any amounts actually payable in respect of the accelerated payment obligations under the TRA, whether or not it is amended, would reduce the actual amount of consideration payable to Pluralsight’s equityholders on a dollar-for-dollar basis. The objective of this request was to allow the Transaction Committee to negotiate a potential reduction in the accelerated payment obligations under the TRA with the TRA Representative independently of the negotiation of an acquisition proposal, allowing the Transaction Committee to more effectively compare the actual amount proposed to be paid by potential acquirers based on the actual reduction in the amount of change of control payment obligations under the TRA that would eventually be agreed by the TRA Representative, if any. It also allowed Party A and Party B to submit acquisition proposals based on their perspectives on the value of Pluralsight without considering or giving effect to the economic impact of any payment obligations under the TRA. Representatives of Qatalyst did not discuss with Party A or Party B that Pluralsight was seeking to reduce the change of control payment obligations so that Party A and Party B would not attempt to reduce their proposed “implied ‘no TRA’ adjusted price” to share in any savings from a reduction in the change of control payment obligations under the TRA, if a proposal were to be submitted. Representatives of Party A indicated that Party A could potentially, subject to completion of diligence, submit an acquisition proposal with an “implied ‘no TRA’ adjusted price” of up to $20.00 in cash per Class A Share (equating to a proposed price per Class A Share of less than $20.00, which reduction would be based on the aggregate amount of the accelerated change of control payment obligations under the TRA). Representatives of Party A made it clear that Party A did not foresee any circumstance that would cause it to pay more than an “implied ‘no TRA’ adjusted price” of $20.00 in cash per Class A Share. Party B declined to submit any expression of interest or acquisition proposal. Separately, representatives of Party E communicated to representatives of Qatalyst that Party E was continuing to evaluate a potential strategic transaction with Pluralsight.

Also on November 11, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista’s acquisition proposal. Because Vista’s proposal of November 6, 2020, stated that the benefit of any reduction in the full TRA payment obligation would be allocated to Pluralsight’s stockholders, representatives of Qatalyst informed Vista that Pluralsight would seek to amend the TRA to reduce the amount of Pluralsight’s change of control obligation and sought confirmation that Vista would increase the price per share of Class A Common Stock and equivalents in its proposal in an amount equal to such reduction. Also during that meeting, representatives of Qatalyst requested from Vista a revised, higher value proposal.

Following that discussion, representatives of Vista verbally provided a revised acquisition proposal of $17.75 in cash per Class A Share and equivalents, assuming no reduction in the amount of the change of control payment obligation owed by Pluralsight under the TRA, which represented an estimated “implied ‘no TRA’ adjusted price” of $20.32 in cash per Class A Share. By comparison, because Party A’s indication of a proposal of up to $20.00 in cash per share was an “implied ‘no TRA’ adjusted price” (and therefore assumed no payment obligation under the TRA), there would be no impact to Party A’s proposal of any specific reduction in the TRA payment obligation.

Also on November 11, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to discuss the possibility of amending the TRA in connection with a potential change of control transaction involving Pluralsight, and proposed a fixed payment of $100 million in the aggregate to the TRA Beneficiaries in full satisfaction of Pluralsight’s change of control payment obligations.

On November 12, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Mr. Hinkle informed the Transaction Committee that his employer, Insight Venture Management, LLC, and its affiliates (which we refer to as “Insight Partners”), had implemented procedures prior to the telephonic conference among representatives of Qatalyst, Wilson Sonsini and the TRA Representative on November 11, 2020, to ensure that Mr. Hinkle would not be involved in any discussions regarding the proposed TRA Amendment to reduce the amount of the accelerated change of control payment obligations at Insight Partners (including in the TRA Representative’s capacity as such). Mr. Hinkle also informed the Transaction Committee that he would recuse himself from substantive discussions among the members of the Pluralsight Board regarding the negotiation of the TRA with the TRA Representative. Mr. Hinkle further informed the Transaction Committee that he would not share confidential information regarding the TRA Amendment negotiations that he learned in his capacity as a member of the Pluralsight Board despite the recusal with any representatives of Insight Partners. Other members of Pluralsight Board and members of management that were also TRA Beneficiaries, including Mr. Skonnard, participated in the discussions at meetings of the Transaction Committee regarding negotiations with the TRA Representative, and the Transaction Committee continued its practice of meeting in executive session without any other members of the Pluralsight Board and without members of management in attendance, including (among other things) to discuss the negotiation of the TRA with the TRA Representative, as described below. Members of the Pluralsight Board were invited to the Transaction Committee meetings so that the Transaction Committee could provide updates on the progress and listen to their fellow Board members’ thoughts generally, however, the Transaction Committee met in executive session regularly and ultimately was responsible for transaction-related decisions, such as amending the TRA. Under the TRA, the TRA Representative is provided the authority to execute any and all documents on behalf of the TRA Beneficiaries, including, but not limited to, amending the TRA; other TRA Beneficiaries did not negotiate with the Transaction Committee to amend the TRA on behalf of the TRA Beneficiaries. Representatives of Qatalyst provided an update on their discussions and negotiations with Vista, Party A, Party B and Party E, including Vista’s updated proposal which represented an estimated “implied ‘no TRA’ adjusted price” of $20.32 in cash per Class A Share, equating to $17.75 in cash per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA. The directors also discussed considerations for increasing the value of Vista’s and Party A’s acquisition proposals, and the ability of Party E to submit an attractive acquisition proposal relative to the existing proposals. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and representatives of Qatalyst and Wilson Sonsini updated the Transaction Committee on their discussions with the TRA Representative. The Transaction Committee discussed further negotiation strategies and Pluralsight’s valuation on a standalone basis. The Transaction Committee directed Qatalyst and Wilson Sonsini to continue negotiations with Vista, Party A, Party E and the TRA Representative, and for Qatalyst to provide Vista with a counter-proposal for an acquisition transaction with an “implied ‘no TRA’ adjusted price” between $22.50 and $23.00 in cash per Class A Share and equivalents.

On November 13, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista’s acquisition proposal, and provided Vista with a counter-proposal with an “implied ‘no TRA’ adjusted price” of $23.00 in cash per Class A Share.

Also on November 13, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to discuss the TRA in connection with a potential change of control. The representatives of the TRA Representative proposed an amendment to the TRA to reduce Pluralsight’s change of control payment obligations to 75% of the amount that would have otherwise been payable as a result of a potential acquisition of Pluralsight based on the then-current terms of the TRA (i.e., a reduction of 25%). The representatives of the TRA Representative also requested that Pluralsight indemnify the TRA Representative for any losses or liabilities resulting from an amendment of the TRA and the contemplated transactions.

Over the subsequent days, representatives of Qatalyst continued to engage with Party A and Party E to solicit acquisition proposals from each of them.

On November 14, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst provided an update on their discussions and negotiations with Vista, Party A and Party E, noting that Party E requested additional time to evaluate a potential strategic transaction with Pluralsight, and the directors discussed ways to preserve a competitive dynamic among the remaining interested counterparties. Representatives of Qatalyst provided an update on their discussions and negotiations with the TRA Representative, including the TRA Representative’s proposal to reduce Pluralsight’s change of control payment obligations to 75% of the amount that would have otherwise been payable under the then-current terms of the TRA. Mr. Hinkle did not participate in the discussion regarding negotiations with the TRA Representative; other members of the Pluralsight Board and members of management that were also TRA Beneficiaries, including Mr. Skonnard, participated in these discussions. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and continued their discussion of negotiation strategies, among other things. In light of the fact that both the price of Vista’s acquisition proposal, and also a reduction in the amount of Pluralsight’s change of control payment obligations under the TRA, would affect the ultimate price per share to be paid to Pluralsight stockholders in a potential transaction with Vista, the Transaction Committee directed Qatalyst to solicit from Vista its best and final proposal with respect to an acquisition of Pluralsight.

On November 16, 2020, following continued discussions, representatives of Party E communicated to representatives of Qatalyst that Party E would not be in a position to further evaluate a potential strategic transaction involving Pluralsight at that time.

On November 17, 2020, representatives of Vista verbally provided to Qatalyst an updated acquisition proposal with an “implied ‘no TRA’ adjusted price” of $21.04 in cash per Class A Share and equivalents. Following continued negotiations and discussions with representatives of Qatalyst, Vista further increased its acquisition proposal to a best and final proposal with an “implied ‘no TRA’ adjusted price” of $21.05 in cash per Class A Share and equivalents, equating to $18.46 in cash per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA. Representatives of Qatalyst and Wilson Sonsini also discussed certain other key terms of Vista’s acquisition proposal, including Vista’s sources of financing, specific performance rights for Pluralsight to enforce Vista’s equity financing commitments and obligation to consummate the acquisition and other certainty of closing matters. Representatives of Vista also stated that it would not be willing to proceed with further discussions unless Pluralsight agreed to negotiate exclusively with Vista for a short period to be agreed.

Also on November 17, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini; at the Transaction Committee’s invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst and Wilson Sonsini provided an update on their discussions and negotiations with Vista, Party A, Party E and the TRA Representative. Mr. Hinkle did not participate in the discussion regarding negotiations with the TRA Representative; other members of Pluralsight Board and members of management that were also TRA Beneficiaries, including Mr. Skonnard, participated in these discussions. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and discussed negotiation strategies. In light of the receipt of Vista’s best and final acquisition proposal for an “implied ‘no TRA’ adjusted price” of $21.05 in cash per share, the Transaction Committee directed representatives of Qatalyst to share with the TRA Representative Vista’s best and final price and indicate that the Transaction Committee would not be prepared to move forward with Vista unless the TRA Representative agreed to a reduction in the aggregate amount of Pluralsight’s change of control payment obligations under the TRA to $127 million (representing a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA Beneficiaries under the then-existing terms of the TRA in respect of a change of control of Pluralsight at an “implied ‘no TRA’ adjusted price” of $21.05 in cash per Class A Share and equivalents, equating to $18.46 in cash per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), which was in line with the illustrative estimates of the present value of the aggregate amounts that might be payable in the future to the TRA Beneficiaries under the TRA absent a change of control, based on the Pluralsight prospective financial information as of October 2020, which was presented to the Transaction Committee on November 2, 2020.

On November 18, 2020, following continued discussions, representatives of Party A indicated to representatives of Qatalyst that Party A was not in a position to make a formal acquisition proposal at such time and, assuming Party A could in the future be in a position to make an acquisition proposal, did not envision any circumstances that would cause Party A to offer more than the previously indicated “implied ‘no TRA’ adjusted price” of $20.00 in cash per Class A Share.

Also on November 18, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to negotiate an amendment of the TRA. Representatives of Qatalyst and Wilson Sonsini stated to representatives of the TRA Representative that, in light of Vista’s best and final acquisition proposal for an “implied ‘no TRA’ adjusted price” of $21.05 in cash per Class A Share and the absence of any other acquisition proposals for a superior value, Pluralsight would not move forward with Vista unless the TRA Representative agreed to an amendment to the TRA to reduce the amount of Pluralsight’s change of control payment obligations to $127 million. After this discussion, representatives of the TRA Representative called representatives of Wilson Sonsini to communicate that the TRA Representative would agree to an amendment to the TRA to reduce the amount of Pluralsight’s change of control payment obligations from approximately $417 million (at the current Vista proposal equating to $18.46 in cash per Class A Share if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA) to $127 million.

Later on November 18, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Qatalyst and Wilson Sonsini updated the Transaction Committee on their discussions with Party A and the TRA Representative, and reviewed with the Transaction Committee an illustrative allocation of the proposed $127 million change of control payment obligations under an amended TRA in connection with a potential sale of Pluralsight, including the payments that would be made to certain directors and officers of Pluralsight and their affiliates. Following discussion, the Transaction Committee determined that it would be in the best interests of Pluralsight and its stockholders to, and resolved to recommend that the Pluralsight Board, move forward to negotiate definitive agreements with respect to Vista’s acquisition proposal for an “implied ‘no TRA’ adjusted price” of $21.05 in cash per share, of Class A Shares representing an acquisition price of $20.26 in cash per Class A Share and equivalents assuming a $127 million change of control payment obligation under an amended TRA, and also agree to negotiate exclusively with Vista with respect to an acquisition transaction.

Also on November 18, 2020, following the meeting of the Transaction Committee, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. During that meeting the Transaction Committee updated the Pluralsight Board on its determination that it would be in the best interests of Pluralsight and its stockholders to, and recommendation that the Pluralsight Board, move forward to negotiate definitive agreements with respect to Vista’s acquisition proposal. Representatives of Qatalyst and Wilson Sonsini reviewed the terms of Vista’s acquisition proposal, including the exclusivity request, as well as the TRA Representative’s agreement to reduce the amount of Pluralsight’s change of control payment obligations under the TRA to $127 million. Representatives of Qatalyst and Wilson Sonsini also reviewed the terms of an acquisition transaction expected to be negotiated with Vista, including Vista’s sources of financing, certainty of closing matters and the ability of the Pluralsight Board to evaluate and accept superior acquisition proposals if it was to execute definitive agreements with Vista with respect to an acquisition transaction. The Transaction Committee discussed with the Pluralsight Board and members of management and representatives of Qatalyst and Wilson Sonsini certain process considerations, including the low likelihood of obtaining a more attractive proposal from Party A and Party E and other potential counterparties with which representatives of Qatalyst and Pluralsight had engaged, the possibility that Vista could lower the value of its acquisition proposal or that Pluralsight and Vista could fail to reach agreement on the terms of an acquisition transaction, and the advisability of agreeing to negotiate exclusively with Vista with respect to an acquisition transaction. Mr. Skonnard confirmed to the Pluralsight Board that he had not had any discussions with Vista with respect to either a potential rollover of his equity stake in connection with a potential acquisition of Pluralsight by Vista or potential terms of employment following such a transaction, and further confirmed and that Vista had not sought to initiate such discussions. Following discussion and the recommendation of the Transaction Committee, the Pluralsight Board unanimously agreed to enter into an exclusivity agreement with Vista.

On November 19, 2020, Vista delivered to Pluralsight an updated written proposal to acquire all of the outstanding equity of Pluralsight for $20.26 in cash per Class A Share and equivalents in cash based on certain assumptions, including the number of Class A Shares and equivalents outstanding at such time and the payment of $127 million by Pluralsight in satisfaction of its change of control payment obligations under the TRA following the acquisition. Vista also delivered a draft exclusivity agreement and, following negotiation of the terms, including the circumstances in which the exclusivity obligations would fall away, Pluralsight and Vista executed on November 19, 2020 an exclusivity agreement in which Pluralsight agreed to negotiate exclusively with Vista with respect to an acquisition transaction until December 11, 2020 or, if earlier, such time as Vista indicates that it intends to reduce the per share price at which it is willing to proceed with the acquisition transaction. Following Vista’s request, Pluralsight consented to Vista confidentially approaching certain potential sources of equity and debt financing in connection with a potential acquisition. The Class A Shares closed at a trading price of $15.94 on November 19, 2020.

Beginning on November 20, 2020, representatives of Vista, potential institutional co-investors and potential lenders and their respective advisors, including Kirkland & Ellis LLP, Vista’s outside counsel (which we refer to as “Kirkland”), were granted access to additional confirmatory legal and operational due diligence documents and information in Pluralsight’s electronic dataroom to support their continued due diligence review of Pluralsight. Over the following three weeks, Vista, potential institutional co-investors and potential lenders and their respective advisors conducted operational, legal, financial and other due diligence on Pluralsight, including reviews of Pluralsight’s commercial relationships, intellectual property, capitalization, equity awards and employee benefit plans and compliance and regulatory matters, and from time to time had discussions with representatives of Pluralsight and Qatalyst to discuss process, due diligence and related items with respect to an acquisition transaction.

Also on November 20, 2020, representatives of Kirkland sent a draft of the Original Merger Agreement to representatives of Wilson Sonsini, which draft contemplated (among other things) a full equity financing commitment of the acquisition by funds affiliated with Vista, specific performance rights for Pluralsight to enforce the equity financing commitments and the Buyer Parties’ obligation to consummate the acquisition, a termination fee and Pluralsight liability limitation equal to 3.5% of Pluralsight’s equity value in the acquisition and a Buyer liability limitation equal to 6% of Pluralsight’s equity value.

On November 24, 2020, representatives of Wilson Sonsini sent a draft of the TRA Amendment to representatives of the TRA Representative’s outside legal advisor.

Also on November 24, 2020, following Vista’s request, Pluralsight consented to Vista confidentially approaching certain additional potential sources of equity and debt financing in connection with a potential acquisition. The Class A Shares closed at a trading price of $15.25 on November 24, 2020.

On November 27, 2020, representatives of Wilson Sonsini sent to representatives of Kirkland a revised draft of the Original Merger Agreement, which draft contemplated (among other things) a termination fee and Pluralsight liability limitation equal to 2.75% of Pluralsight’s equity value in the acquisition and a Buyer liability limitation equal to 8% of Pluralsight’s equity value. Over the following two weeks, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the Original Merger Agreement and negotiated the terms of the Original Merger Agreement. Key terms of the Original Merger Agreement negotiated between the parties included the amounts of the termination fee, Pluralsight liability limitation and Buyer liability limitation, circumstances in which the termination fee would be payable by Pluralsight, circumstances in which the Pluralsight Board could negotiate alternative acquisition proposals, change its recommendation to stockholders in favor of the Mergers and terminate the Original Merger Agreement to enter into definitive agreements for an alternative acquisition proposal, the definition of “Material Adverse Effect,” Buyer Parties’ commitments in connection with obtaining required regulatory approvals and other certainty of closing matters, the structure of the Mergers and circumstances in which the Buyer Parties could modify the structure of the acquisition transactions, the treatment of unvested Pluralsight equity awards in connection with the consummation of the Mergers and the interim operating covenants applicable to Pluralsight and exceptions thereto for matters such as commercial and strategic transactions, capital expenditures and employee hiring, termination and retention.

On November 30, 2020, representatives of Kirkland sent a draft of the voting agreement to representatives of Wilson Sonsini and representatives of outside counsel for the stockholders requested to be party to the voting agreement. The draft voting agreement did not contemplate that Pluralsight would be a party to the voting agreement and, while it did provide that the stockholders requested to be party to the voting agreement would vote in favor of the proposed transaction with Vista, it did not contemplate that such stockholders would also agree to vote their shares in favor of an alternative acquisition transaction approved by the Pluralsight Board (should one materialize). Over the following 10 days, representatives of Pluralsight, Vista, the stockholders requested to be party to the voting agreement and their legal advisors exchanged revised drafts of the voting agreement and negotiated the terms of the voting agreement. Key terms of the voting agreement negotiated between the parties included the terms of transfer restrictions applicable to the securities of Pluralsight held by such stockholders and provisions requiring the stockholders requested to be party to the voting agreement to vote their shares in favor of an alternative Acquisition Transaction approved by the Pluralsight Board (should one materialize), which the Transaction Committee believed was important so that a third party seeking to make an alternative Acquisition Proposal would also have the benefit of the voting agreement stockholders committing to vote in favor of the applicable alternative Acquisition Transaction.

Also on November 30, 2020, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Qatalyst provided the Pluralsight Board an update on Vista’s due diligence review of Pluralsight. Representatives of Wilson Sonsini provided an update on the negotiation of the Original Merger Agreement, and discussed with the Pluralsight Board the key terms of the Original Merger Agreement being negotiated between the parties. Mr. Skonnard confirmed to the Pluralsight Board that he had not had any discussions with Vista with respect to a potential rollover of Mr. Skonnard’s equity stake in connection with a potential acquisition of Pluralsight by Vista, or potential terms of employment following such a transaction, and further confirmed that Vista had not sought to initiate such discussions.

Also on November 30, 2020, following the meeting of the Pluralsight Board, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the voting agreement and the TRA Amendment, and discussed with the Transaction Committee the terms of the voting agreement and the TRA Amendment being negotiated among the parties. At the conclusion of the meeting, the Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to continue negotiating the terms of Original Merger Agreement, voting agreement and the TRA Amendment, with assistance from members of management where appropriate and required.

On December 3, 2020, representatives of the TRA Representative’s outside legal advisor sent a revised draft of the TRA Amendment to representatives of Wilson Sonsini. Over the following week, representatives of Pluralsight, the TRA Representative, Vista and their respective legal advisors exchanged revised drafts of the TRA Amendment and negotiated the terms of the TRA Amendment. Key terms of the TRA Amendment negotiated between the parties included that the fixed $127 million change of control payment obligation would not increase if Pluralsight were to enter into a definitive agreement with respect to an alternative acquisition transaction (should one materialize), which the Transaction Committee believed was important so that a third party seeking to make an alternative Acquisition Proposal would also have the benefit of the reduced change of control payment obligation under the TRA, which reduction could be applied to a commensurate increase in the per share value of a potential alternative Acquisition Proposal, as well as the terms of Pluralsight’s indemnification of the TRA Representative for losses in connection with its approval of the TRA Amendment and restrictions on the ability of the TRA Beneficiaries to redeem their Holdings Units after executing the TRA Amendment. Pluralsight management also calculated the allocation of the aggregate $127 million change of control payment among the TRA Beneficiaries following the consummation of the Mergers under the TRA Amendment, based on the estimated payment that each TRA beneficiary would have received upon a change of control of Pluralsight under the then-current terms of the TRA relative to the aggregate amount of all such payments, which allocation was agreed to by the TRA Representative.

On December 4, 2020, representatives of Kirkland sent to representatives of Wilson Sonsini drafts of the equity commitment letter and limited guarantee, which drafts contemplated a full equity financing commitment of the acquisition by funds affiliated with Vista and specific performance rights for Pluralsight to enforce the equity financing commitments on the terms and conditions set forth in the equity commitment letter. We refer to such original equity commitment letter and limited guarantee as the “Original Equity Commitment Letter” and “Original Limited Guaranty.” Over the following week, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the Original Equity Commitment Letter and the Original Limited Guaranty and negotiated the terms of the Original Equity Commitment Letter and the Original Limited Guaranty, including the amount of the equity investment such funds affiliated with Vista agreed to deliver to the Buyer Parties to fund the Mergers and the related transactions.

On December 7, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Wilson Sonsini provided an update on the negotiation of the Original Merger Agreement, and discussed with the Transaction Committee the key terms of the Original Merger Agreement being negotiated between the parties, including the amounts of the termination fee, Pluralsight liability limitation and Buyer liability limitation. The Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to continue negotiating the terms of the Original Merger Agreement, voting agreement and the TRA Amendment, with assistance from members of management where appropriate and required, including in connection with the proposed treatment of unvested Pluralsight equity awards in connection with the consummation of the Mergers and the exceptions to the interim operating covenants for employee hiring, termination and retention matters in light of the need for Pluralsight to continue to attract and retain employees following the execution of the Original Merger Agreement.

On December 9, 2020, Class A Shares closed at a trading price of $18.12. Prior to the close of trading on that day, Betaville Intelligence published a follow-up to its article indicating that Pluralsight may be in discussions regarding a potential acquisition by Vista.

On December 10, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the Original Merger Agreement, voting agreement and TRA Amendment and other relevant transaction documents. Representatives of Wilson Sonsini also reviewed with the Transaction Committee the process implemented for evaluating and negotiating the Original Merger Agreement to date and certain process considerations and potential next steps, including that the Pluralsight Board had resolved that Pluralsight would not effectuate such a transaction unless it is first approved or recommended by the Transaction Committee and unless the Special Stockholder Approval Condition is satisfied, which conditions may not be waived. Representatives of Qatalyst reviewed with the Transaction Committee Pluralsight’s solicitation of interest to date. Representatives of Wilson Sonsini also noted the conflict disclosure letter with respect to the potential conflicts of Qatalyst and its representatives with respect to the Mergers prepared by Qatalyst and previously made available to the Transaction Committee and the Pluralsight Board. Representatives of Qatalyst also presented to the Transaction Committee its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020. The Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to finalize the terms of the Original Merger Agreement, voting agreement and the TRA Amendment and other relevant transaction documents.

Also on December 10, 2020, the Pluralsight Board held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. The Transaction Committee provided the Pluralsight Board with an update on its evaluation and negotiation of the Mergers and related transactions. Representatives of Qatalyst reviewed with the Pluralsight Board Pluralsight’s solicitation of interest to date, including that 14 potential acquirers of Pluralsight (consisting of six strategic acquirers and eight financial sponsors (including Vista)) were included in the outreach process and that, of these, only Vista made a proposal that was capable of being accepted and the only other indication of value of a potential acquisition proposal (that did not materialize) was for an “implied ‘no TRA’ adjusted price” of no more than $20.00 per Class A Share. Representatives of Qatalyst then presented to the Pluralsight Board its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020 and various valuation methodologies, and reviewed the Original Per Share Price relative to the trading price of Class A Shares over various trading periods, including periods prior to the potential impact of market rumors with respect to a pending acquisition of Pluralsight on the trading price of Class A Shares. In addition, the Pluralsight Board reviewed illustrative estimates of the present value of the portion of the tax benefits that might be payable in the future to the TRA Beneficiaries under the TRA absent a change of control, calculated using a model approved by Pluralsight’s management and assuming achievement of the Pluralsight prospective financial information as of October 2020, a per share price for Class A Shares at which holders of Holdings Units would exchange outstanding Holdings Units into Class A Shares equal to the Original Per Share Price of $20.26, a 23.8% tax rate as provided by Pluralsight’s management and discount rates ranging from 9.50 to 11.00 percent (which was the range of discount rates used by Qatalyst to calculate the implied net present value of the estimated future unlevered free cash flows of Pluralsight in connection with its financial analyses in connection with delivering its fairness opinion to the Pluralsight Board, which was rendered the following day), among other assumptions. These illustrative present value estimates ranged from $112 to $135 million. The Pluralsight Board also discussed risks and uncertainties related to achieving the Pluralsight prospective financial information as of October 2020, including the potential impact of market, customer and competitive trends on Pluralsight and the inherent uncertainty of achieving management forecasts. Representatives of Wilson Sonsini also reviewed with the Pluralsight Board certain relevant Delaware law matters, including the directors’ fiduciary duties in connection with a potential sale of Pluralsight, and that the Pluralsight Board had resolved that Pluralsight would not effectuate such a transaction unless it is first approved or recommended by the Transaction Committee and unless the Special Stockholder Approval Condition is satisfied, which conditions may not be waived. Representatives of Wilson Sonsini also noted the conflict disclosure letter with respect to the potential conflicts of Qatalyst and its representatives with respect to the Mergers prepared by Qatalyst and previously made available to the Pluralsight Board. Representatives of Wilson Sonsini also provided an overview of the terms of the Original Merger Agreement, voting agreement and TRA Amendment and other relevant transaction documents. The Pluralsight Board also discussed with members of management their communications and announcement strategies if the Original Merger Agreement were to be approved and executed. The Pluralsight Board then met in executive session, without members of management in attendance, and continued to discuss the terms of the Original Merger Agreement, voting agreement and TRA Amendment and other relevant transaction documents.

On December 10, 2020, Class A Shares closed at a trading price of $18.91, a cumulative increase of approximately 17% since the closing price of Class A Shares on November 9, 2020 (the last trading day before Betaville Intelligence published an article that Pluralsight may be in discussions regarding a potential acquisition by Vista).

On December 11, 2020, representatives of Wilson Sonsini, Kirkland and legal counsel to the TRA Representative and the stockholders requested to be party to the voting agreement finalized the forms of the Original Merger Agreement, voting agreements, TRA Amendment and other relevant transaction documents.

Also on December 11, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the Original Merger Agreement, voting agreement and TRA Amendment and other relevant transaction documents, including updates to the final terms of the Original Merger Agreement, voting agreement and TRA Amendment since the last meeting of the Pluralsight Board. Representatives of Qatalyst confirmed that it was prepared to deliver its opinion to the Pluralsight Board that the Original Per Share Price was fair, from a financial point of view, to the holders of Class A Shares (other than the Parent Parties and their affiliates). At the conclusion of the meeting, the Transaction Committee unanimously determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Original Holdings Merger is fair to, and in the best interests of, Holdings and the holders of Holdings Units, and resolved to adopt and approve the Original Merger Agreement, and the mergers and other transactions contemplated by the Original Merger Agreement (which we refer to as the “Original Mergers”) and to recommend that the Pluralsight Board adopt and approve the Original Merger Agreement, the Original Mergers and the other transactions contemplated by the Original Merger Agreement, including in Pluralsight’s capacity as the sole manager of Holdings. The Transaction Committee also determined that it was advisable to enter into the TRA Amendment, and resolved to recommend that the Pluralsight Board approve the TRA Amendment. In evaluating and approving the foregoing matters, the Transaction Committee was aware that the TRA Amendment provided for payments to certain directors and members of management and certain of their respective affiliates, as TRA Beneficiaries, as described herein.

Also on December 11, 2020, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Wilson Sonsini provided an update on the negotiation of the Original Merger Agreement, voting agreement and TRA Amendment and other relevant transaction documents, including updates to the final terms of the Original Merger Agreement, voting agreement and TRA Amendment since the last meeting of the Pluralsight Board. The Transaction Committee informed the Pluralsight Board that it had unanimously determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Holdings Merger is fair to, and in the best interests of, Holdings and the holders of Holdings Units, had resolved to adopt and approve the Original Merger Agreement, the Original Mergers and the other transactions contemplated by the Original Merger Agreement, and had determined that it was advisable to enter into the TRA Amendment. The Transaction Committee also delivered their recommendation that the Pluralsight Board adopt and approve the Original Merger Agreement, the Original Mergers and the other transactions contemplated by the Original Merger Agreement, and approve the TRA

Amendment. Representatives of Qatalyst also delivered its oral opinion to the Pluralsight Board, to be confirmed in writing in connection with the execution of the Original Merger Agreement, to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Original Per Share Price was fair, from a financial point of view, to the holders of Class A Shares (other than the Parent Parties and their affiliates). At the conclusion of the meeting, the Pluralsight Board unanimously determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Original Holdings Merger is fair to, and in the best interests of, Holdings and the holders of Holdings Units, and resolved to adopt and approve the Original Merger Agreement, the Original Mergers and the other transactions contemplated by the Original Merger Agreement, including in Pluralsight’s capacity as the sole manager of Holdings, and further resolved to recommend that the Pluralsight stockholders adopt the Original Merger Agreement. The Pluralsight Board also determined that it was advisable to enter into the TRA Amendment and voting agreements, and approved the TRA Amendment and voting agreements. In evaluating and approving the foregoing matters, the Pluralsight Board was aware that the TRA Amendment provided for payments to certain directors and members of management and certain of their respective affiliates, as TRA Beneficiaries, as described herein. No members of Pluralsight’s senior management had engaged in discussions or negotiations with Vista at this time regarding the potential terms of their individual employment arrangements following the consummation of a potential acquisition of Pluralsight by Vista.

In the evening of December 11, 2020, following the meeting of the Pluralsight Board, Pluralsight, Holdings and the Buyer Parties executed the Original Merger Agreement, and the parties to the TRA Amendment, the voting agreement and the relevant transaction agreements executed such agreements.

On December 13, 2020, Pluralsight and Vista publicly announced the Mergers and the execution of the Original Merger Agreement and relevant transaction agreements. In connection with the announcement of the Original Mergers, Pluralsight and Vista issued a joint press release, which Pluralsight distributed to certain investors and analysts by email with a cover note.

December 13, 2020 Press Release

Pluralsight Enters into Definitive Agreement to be Acquired by Vista Equity Partners for $3.5 Billion

Vista to acquire all outstanding shares of Pluralsight for $20.26 per share in cash

Silicon Slopes, Utah – December 13, 2020 - Pluralsight, Inc. (NASDAQ: PS), the technology workforce development company, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading global investment firm focused on enterprise software, data and technology-enabled businesses.

Under the terms of the agreement, Vista, in partnership with its institutional co-investors including Partners Group, will acquire all outstanding shares of Pluralsight common stock for $20.26 per share in an all-cash transaction valued at approximately $3.5 billion. The purchase price represents a premium of approximately 25% to the company’s volume weighted average closing stock price for the 30 trading days prior to today’s announcement.

Pluralsight, which is headquartered in Utah and has over 1,700 employees, provides technology workforce development solutions, including skills intelligence, skills development and engineering management capabilities. These solutions help develop world-class technologists and technology teams and empower them to drive the next wave of innovation for their organizations. The company’s two products, Pluralsight Skills and Pluralsight Flow, are used by more than 17,000 customers, including 70% of Fortune 500 companies.

“We are pleased to have reached this agreement with Vista, which delivers significant immediate cash value to our shareholders, and positions Pluralsight to continue meeting and exceeding the expectations of our customers,” said Gary Crittenden, Pluralsight’s lead independent director. “This transaction, which is the result of a robust process overseen and directed by an independent Transaction Committee of the Board of Directors, is a testament to the value Pluralsight has created and the reputation our team has built. Enterprises all over the world rely on Pluralsight’s solutions to strengthen technology skills, innovate faster and meet their core objectives. With Vista’s support, we are confident that Pluralsight will be even better positioned to deliver value to our customers. We are confident that this transaction is the best path forward for Pluralsight and our stakeholders.”

“Today’s announcement is an exciting milestone for Pluralsight as we begin the next phase of our evolution,” said Aaron

Skonnard, co-founder and CEO of Pluralsight. “Through this partnership with Vista, we will be able to move faster and be more agile, accelerate our strategic vision and, ultimately, deliver deeper, more powerful solutions that help companies adapt and thrive in the digital age. We are relentlessly focused on helping enterprises improve and optimize their technology workforce and providing the most effective path to skills transformation for their technology teams. The global Vista ecosystem of leading enterprise software companies provides significant resources and institutional knowledge that will open doors and help fuel our growth. We’re thrilled that we will be able to leverage Vista’s expertise to further strengthen our market leading position.”

“We have seen firsthand that the demand for skilled software engineers continues to outstrip supply, and we expect this trend to persist as we move into a hybrid online-offline world across all industries and interactions, with business leaders recognizing that technological innovation is critical to business success,” said Monti Saroya, co-head of the Vista Flagship Fund and senior managing director at Vista. “Through its platform, Pluralsight enables these leaders to improve productivity and provide career pathing opportunities across their IT workforces.”

“Pluralsight and Vista share the belief that software is key to unlocking opportunity and progress,” said Adrian Alonso, managing director at Vista. “We are impressed by the outstanding business that Pluralsight has already built and look forward to partnering with the management team to enable the company’s next phase of growth and further their mission to democratize technology skills.”

Transaction Details

Under the terms of the agreement, which was unanimously approved and recommended by an independent Transaction Committee and then unanimously approved by the Pluralsight Board of Directors, Pluralsight shareholders will receive $20.26 in cash for each share of common stock they own.

Pluralsight has also entered into a voting agreement with certain of its shareholders, under which such shareholders have agreed to vote all of their Pluralsight shares in favor of the transaction, subject to certain terms and conditions contained therein. The Pluralsight shares subject to the voting agreement represent a majority of the current outstanding voting power of Pluralsight shares. The transaction is also subject to approval by a majority of shareholders of Pluralsight that are not party to the company’s Tax Receivable Agreement.

In response to receipt of unsolicited acquisition interest, Pluralsight engaged in a robust process, including evaluating transaction alternatives against Pluralsight’s standalone plan and other strategic alternatives. Following this process, the Transaction Committee and the Board each unanimously determined that the transaction with Vista is in the best interests of Pluralsight and its shareholders.

The transaction is expected to close in the first half of 2021, subject to customary closing conditions, including approval by Pluralsight shareholders and receipt of regulatory approvals. Upon completion of the transaction, Pluralsight will become a privately held company and shares of Pluralsight common stock will no longer be listed on any public market. Pluralsight will continue to be headquartered in Silicon Slopes, Utah.

Advisors

Qatalyst Partners is serving as financial advisor to Pluralsight and Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal counsel. For Vista, Morgan Stanley & Co. LLC is serving as financial advisor, and Kirkland & Ellis LLP is serving as legal counsel.

Cover Note Accompanying December 13, 2020 Press Release

Subject: PS—Definitive Agreement to be Acquired by Vista Equity Partners for $3.5 Billion

Hello Investors,

James [Budge, Chief Financial Officer of Pluralsight] and I [Mark McReynolds, Director of Investor Relations of Pluralsight] wanted to quickly shoot out a note highlighting a few items in the press release that just hit the wire. I’ve attached the release for you in this message, in case you missed it (related 8-K to be filed in the AM).

A few key points from the deal that we’d like to highlight:

Why sell now?

We have big plans for growth and want to be in a position that allows us to take a longer term approach—longer than quarter by quarter. We feel that as a private company, we will be able to better focus on our products, our customer segments, and how we go to market without the worry of short term expectations. Supported by Vista, we will move faster and be more agile, and accelerate our strategic vision which will cement our leading market position.

What are the financial details of the deal?

Vista will acquire Pluralsight for approximately $3.5 billion enterprise value, or $20.26 per share in cash. This represents a premium of 25% using the VWAP for the last 30 days. Enterprise value consists of over $3.2B for all outstanding shares of Pluralsight, $111M for the assumption of our net debt, and $127M for payment of the obligation related to the tax receivable (TRA) obligations to pre-IPO LLC shareholders.

What is the timeframe?

The transaction is expected to close in the first half of 2021, subject to customary closing conditions, including approval by Pluralsight’s shareholders and receipt of regulatory approvals.

Were there any other parties involved in the process?

There were 14 parties, including potential strategic and private equity buyers involved. After running a thorough process, Vista won the deal with the best package for our shareholders. We are confident this is the best path forward.

What will happen with the TRA holders?

TRA holders will receive the NPV of their expected future tax benefits. The aggregate amount of TRA that will be paid is $127M. This is an approximate 75% discount to what the full value of the TRA could have been and the meaningful discount allowed for a corresponding higher price per share for our shareholders.

When do you expect to file the proxy statement?

We plan to file the prelim proxy by the end of the year and file the definitive proxy in January

We expect to operate the business as usual up until the close. Thank you for all your support these last two and a half years. We are excited for the next leg of our journey with Vista.

Following the public announcement of the Original Mergers, representatives of Pluralsight and Vista corresponded on various topics related to the Original Mergers, and Pluralsight provided representatives of Vista with regular updates on Pluralsight’s business and results as required under the terms of the Original Merger Agreement. In addition, on December 15, 2020, a representative of Vista sent Mr. Skonnard email introductions to three Vista portfolio company CEOs for the purpose of providing Mr. Skonnard with information regarding their roles as Vista portfolio company executives.

Also following the announcement of the Original Mergers, certain purported stockholders of Pluralsight expressed concerns with aspects of the transactions contemplated by the Original Merger Agreement. In addition, certain purported stockholders of Pluralsight commenced litigation related to the transactions contemplated by the Original Merger Agreement. For more information on these matters, please see the section of this Schedule 14D-9 captioned “Item 8.—Additional Information—Legal Proceedings.”

On December 28, 2020, Akaris Global Partners, LP delivered a letter to the Pluralsight Board stating that it intended to vote against the adoption of the Original Merger Agreement at the Special Meeting. This letter was also disclosed publicly.

On January 11, 2021, Eminence Capital, LP (which we refer to as “Eminence”) delivered a letter to the Pluralsight Board stating that it intended to vote against the adoption of the Original Merger Agreement at the Special Meeting. Eminence also publicly disclosed this letter.

On January 29, 2021, Pluralsight filed the Proxy Statement with the SEC in respect of the Special Meeting. Pluralsight also commenced mailing the Proxy Statement and form of proxy card to the Pluralsight stockholders on or about January 29, 2021.

On February 1, 2021, Pluralsight announced certain preliminary financial and operating results for Pluralsight’s fourth quarter and full year 2020.

Also on February 9, 2021, the Pluralsight Board held a regular meeting with members of management in attendance. At the meeting, management reviewed Pluralsight’s financial results for the quarter and year ended December 31, 2020. Management also reviewed its projected financial results for first quarter 2021 and fiscal year 2021 with the Pluralsight Board, including the Pluralsight prospective financial information as of February 2021 (as defined below).

On February 10, 2021, Pluralsight issued a press release announcing its fourth quarter and full fiscal year 2020 results.

On February 17, 2021, Institutional Shareholder Services (which we refer to as “ISS”), a proxy advisory and corporate governance services firm, recommended that the Pluralsight stockholders vote against the proposal to adopt the Original Merger Agreement.

Also on February 17, 2021, Eminence filed a definitive proxy statement with the SEC to solicit proxies from Pluralsight’s stockholders for use at the Special Meeting to vote against the proposal to adopt the Original Merger Agreement.

On February 18, 2021, Pluralsight issued a press release commenting on its disappointment about the conclusions reached by ISS and reiterating the Pluralsight Board’s recommendation in favor of the proposal to adopt the Original Merger Agreement.

On February 19, 2021, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Innisfree M&A Incorporated (which we refer to as “Innisfree”), Pluralsight’s proxy solicitor in connection with the Special Meeting, also attended a portion of the meeting. Representatives of Innisfree and members of management provided an update on discussions with Pluralsight stockholders related to the Original Mergers and Pluralsight’s efforts to obtain stockholder approval of the Original Merger Agreement at the Special Meeting. As part of this discussion, representatives of Innisfree provided their perspective that, based on current and projected voting results, it was unlikely that the sufficient stockholder approval to satisfy the Special Stockholder Approval Condition would be obtained. Representatives of Qatalyst provided market and trading perspectives, and representatives of Wilson Sonsini discussed relevant Delaware law matters, including Pluralsight’s obligations under the Original Merger Agreement. Mr. Skonnard also reported on employee attrition and other ongoing impacts to Pluralsight’s business resulting from the pendency of the Original Mergers. The Pluralsight Board discussed with representatives of Qatalyst possible scenarios for engaging in discussions with Vista and the TRA Representative regarding improved economic terms in order to obtain the necessary approval of Pluralsight’s stockholders. The possibility of Pluralsight continuing to operate as an independent public company if the Original Mergers were not completed was also discussed.

Also on February 19, 2021, following the meeting of the Pluralsight Board, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. The Transaction Committee discussed with representatives of Qatalyst and Wilson Sonsini whether to engage in discussions with Vista and the TRA Representative regarding potential improvements to the economic terms of the Original Merger Agreement in order to better position Pluralsight to obtain the necessary approval of Pluralsight’s stockholders at the Special Meeting. Representatives of Qatalyst then left the meeting. The Transaction Committee continued to discuss potential scenarios for proceeding with a transaction with Vista. The Transaction Committee instructed Qatalyst and Wilson Sonsini to inquire of Vista whether it would be willing to improve the economic terms of the Original Mergers. In addition, the Transaction Committee instructed Qatalyst and Wilson Sonsini to speak with the TRA Representative with the objective of the TRA Representative agreeing to further reduce the amount of the change of control payment obligations due under the TRA (which reduction was expected to be applied to increase the consideration payable to Pluralsight’s equityholders on a dollar-for-dollar basis).

On February 21, 2021, representatives of Wilson Sonsini held a teleconference with representatives of the TRA Representative and requested that the TRA Representative agree to a further reduction in the amount of the change of control payments under the TRA in connection with a transaction with Vista. In response, the TRA Representative declined to make any changes to what had previously been agreed pursuant to the TRA Amendment. Vista was not informed of these discussions with the TRA Representative.

Also on February 21, 2021, representatives of Qatalyst held a teleconference with representatives of Vista and inquired whether Vista would be willing to revise the terms of the Original Mergers to improve the economic terms in order to secure the necessary approval of Pluralsight’s stockholders. The Representatives of Vista declined to make any modifications to the terms of the Original Mergers.

Also on February 22, 2021, Glass Lewis & Co., a proxy advisory and corporate governance services firm, recommended that the Pluralsight stockholders vote against the proposal to adopt the Original Merger Agreement.

Between February 22, 2021 and March 1, 2021, representatives of Pluralsight discussed voting analyses with representatives of Vista, which analyses indicated that Pluralsight’s stockholders were unlikely to adopt the Original Merger Agreement at the Special Meeting.

On February 25, 2021, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Qatalyst and Wilson Sonsini provided an update on the discussions with Vista and the TRA Representative, and reviewed various scenarios for proceeding with the scheduled vote of Pluralsight’s stockholders at the Special Meeting or further seeking to revise the terms of the Original Merger Agreement.

On February 26, 2021, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. The Transaction Committee discussed possible modifications to the terms of the Original Merger Agreement that Vista might propose. The Transaction Committee also reviewed the Special Stockholder Approval Condition and the related terms of the Original Merger Agreement. Taking into account the decision by the Pluralsight Board at the outset of the sale process that a transaction would be subject to the Special Stockholder Approval Condition and the related terms of the Original Merger Agreement, the Transaction Committee determined that it would not be appropriate to approve modifications to the terms of the Original Merger Agreement that would result in Mr. Skonnard’s decision, as a stockholder, controlling the approval of the Original Merger Agreement. The Transaction Committee determined to defer further consideration of potential modifications to the terms of the transaction until it received a proposal from Vista, if any.

Also on February 26, 2021, representatives of Vista had a teleconference with representatives of Qatalyst to commence exploratory discussions regarding whether there were revisions to the proposed transaction that would be acceptable to each of Vista, the Transaction Committee and the Pluralsight Board. In particular, representatives of Vista indicated that Vista may be willing to consider an increase to the price per share reflected in the Original Merger Agreement, but only if (1) certain Pluralsight insiders, including Mr. Skonnard, waived in full their rights to receive payments under the TRA in connection with such increase (which waived amounts would be re-allocated to Pluralsight’s public stockholders by being included in the price increase); (2) once payment rights under the TRA were waived, the Shares held by the parties waiving such rights would be included for purposes of the Special Stockholder Approval Condition (but with respect to Mr. Skonnard, his participation would only be in proportion to his economic stake in Pluralsight and not based on the increased voting power associated with his high-vote shares); and (3) the transaction structure would be converted to a two-step tender offer and merger pursuant to Section 251(h) of the DGCL in lieu of consummating the mergers in accordance with the Original Merger Agreement. In response, representatives of Qatalyst indicated that it would be difficult for the Pluralsight Board to consider these proposed changes without knowing the size of a potential price per share increase, but agreed to discuss it further with Pluralsight.

On February 27, 2021, representatives of Vista had a teleconference with representatives of Qatalyst to continue exploratory discussions regarding potential revised terms for the transaction. Representatives of Vista indicated that Vista may be willing to consider an increase in the per share price reflected in the Original Merger Agreement from $20.26 per share to $22.50 per share (an increase of 11%), in cash, which under all circumstances represented the maximum amount of price increase that Vista may be willing to consider, subject to the Pluralsight Board agreeing to the various modifications and structural changes to the transaction discussed the prior day.

On February 28, 2021, the Transaction Committee held a meeting with representatives of Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on discussions with Vista and reviewed the terms of Vista’s revised proposal. Representatives of Wilson Sonsini reviewed relevant Delaware law matters, including the decision by the Pluralsight Board at the outset of the sale process that a transaction would be subject to the Special Stockholder Approval Condition, as well as other relevant terms of the Original Merger Agreement. It was the consensus of the Transaction Committee that it was willing to engage in further discussions with Vista, but it was not prepared to allow for shares owned by Mr. Skonnard to count toward satisfaction of the Special Stockholder Approval Condition.

Later on February 28, 2021, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Qatalyst provided an update on discussions with Vista and reviewed the terms of Vista’s revised proposal. Representatives of Qatalyst also presented market and trading perspectives with respect to Pluralsight relative to the price of Vista’s acquisition proposal. Representatives of Wilson Sonsini reviewed relevant Delaware law matters, including the decision by the Pluralsight Board that a transaction would be subject to the Special Stockholder Approval Condition, as well as other relevant terms of the Original Merger Agreement. The Pluralsight Board also discussed Vista’s request to structure the transaction as a tender offer. It was noted that a tender offer structure could permit the consummation of the transaction in a rapid manner and allow current stockholders to control required approvals (given that a portion of the Shares were now held by Pluralsight stockholders who could not vote at the Special Meeting based on the January 15, 2021, record date for the Special Meeting). Representatives of Qatalyst left the meeting, and the Pluralsight Board continued its discussion of the terms of Vista’s revised proposal, including the possibility of continuing as an independent public company if Pluralsight stockholders did not approve the Original Merger Agreement. The Pluralsight Board also discussed that, consistent with the Pluralsight Board’s decision at the outset of the of the sale process, parties that had waived their benefits under the TRA and were not officers of Pluralsight (including Pluralsight directors party to the TRA that had waived their benefits under the TRA and were not officers of Pluralsight) could be included for purposes of determining whether the Special Stockholder Approval Condition has been satisfied, but that officers (including Mr. Skonnard) could not be included for purposes of determining whether the Special Stockholder Approval Condition has been satisfied even if those officers had waived their benefits under the TRA. The directors present at the meeting and party in their individual capacity to the TRA stated that they would be willing to waive their benefits under the TRA and the TRA Amendment in connection with a revised transaction. Following discussion, the members of the Transaction Committee expressed their support for proceeding with the transaction at the increased price proposed by Vista (with such transaction structured as a tender offer and accompanied by waivers of the benefits to be received under the TRA by Pluralsight’s directors). However, the members of the Transaction Committee did not support allowing for Shares held by Mr. Skonnard to count toward satisfaction of the Special Stockholder Approval Condition. The Pluralsight Board concurred with these determinations.

Later on February 28, 2021, consistent with the determinations of the Transaction Committee and the Pluralsight Board, representatives of Qatalyst had a teleconference with representatives of Vista, at which time representatives of Qatalyst informed Vista of these determinations.

On March 1, 2021, representatives of Vista had a teleconference with representatives of Qatalyst, at which time representatives of Vista indicated that Vista was withdrawing its February 27, 2021 proposal and was considering whether it was willing to consider proceeding on the terms discussed with Qatalyst on February 28, 2021. Representatives of Vista also requested that Pluralsight adjourn the Special Meeting to give the parties time to potentially continue discussions with respect to revisions to the terms of the transaction.

Later on March 1, 2021, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Qatalyst and Wilson Sonsini provided an update on the discussions with Vista, including that Vista had withdrawn its proposal and requested that Pluralsight adjourn the Special Meeting. Following discussion, with the concurrence of the members of the Transaction Committee, the Pluralsight Board determined to convene the Special Meeting for the sole purpose of taking a vote on whether to adjourn the Special Meeting. The Pluralsight Board also discussed with representatives of Wilson Sonsini the decision by the Pluralsight Board at the outset of the sale process that a transaction would be subject to the Special Stockholder Approval Condition and that, consistent with that decision, parties that had waived their benefits under the TRA and were not officers of Pluralsight (including Pluralsight directors party to the TRA that had waived their benefits under the TRA and were not officers of Pluralsight) could be included for purposes of determining whether the Special Stockholder Approval Condition has been satisfied. The members of the Transaction Committee confirmed they remained supportive of proceeding with a revised transaction if Vista agreed to the construct discussed at the prior meeting of the Pluralsight Board. The Pluralsight Board agreed, and instructed representatives of Qatalyst and Wilson Sonsini accordingly.

On March 2, 2021, Pluralsight convened the Special Meeting and a vote was taken to adjourn the Special Meeting until March 9, 2021 at 10:30 a.m., Mountain time, which adjournment was approved by Pluralsight’s stockholders.

Later on March 2, 2021, representatives of Kirkland had a teleconference with representatives of Wilson Sonsini, at which time representatives of Kirkland, on behalf of Vista, communicated Vista’s proposed revised transaction terms to representatives of Wilson Sonsini. The revised proposal included an increase in the per share price reflected in the Original Merger Agreement from $20.26 per share to $22.50 per share (an increase of 11%), in cash, subject to the Pluralsight Board agreeing to the following terms: (1) that all of the Pluralsight directors that are parties to the TRA, including Mr. Skonnard, waive in full their rights to receive payments under the TRA (which waived amounts would be re-allocated to Pluralsight’s public stockholders by being included as part of the per share increase to $22.50); (2) once payment rights under the TRA were waived, the Shares held by all of the directors waiving such rights, other than Mr. Skonnard, would be included for purposes of determining whether the Special Stockholder Approval Condition has been satisfied; and (3) the transaction structure would be converted to a two-step tender offer and merger pursuant to Section 251(h) of the DGCL in lieu of consummating the mergers in accordance with the Original Merger Agreement. Representatives of Kirkland, on behalf of Vista, communicated to representatives of Wilson Sonsini that such terms represented Vista’s best and final offer.

Later on March 2, 2021, representatives of Wilson Sonsini confirmed to representatives of Kirkland that Pluralsight would be willing to consider proceeding on Vista’s terms communicated earlier that day.

Between March 2, 2021, and March 7, 2021, representatives of Wilson Sonsini, Kirkland and the other relevant parties exchanged revised drafts of the Amended Merger Agreement, Tender Agreements and other relevant transaction documents that would be executed if the parties reached agreement on the revised terms, and negotiated the terms of those agreements.

On March 7, 2021, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the Amended Merger Agreement, Tender Agreements and other relevant transaction documents, including an overview of revisions to the terms of the transactions contemplated by the Original Merger Agreement reflected in the proposed Merger Agreement and the proposed waiver by the members of the Pluralsight Board to their benefits under the TRA. Representatives of Qatalyst also presented to the Transaction Committee its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight March 2021 prospective financial information (as defined below), and confirmed that it was prepared to deliver its opinion to the Pluralsight Board that the Per Share Price was fair, from a financial point of view, to the holders of Class A Shares (other than the Parent Parties and their affiliates). The Transaction Committee directed representatives of Wilson Sonsini to finalize the terms of the Amended Merger Agreement and Tender Agreements and other relevant transaction documents.

Later on March 7, 2021, the Transaction Committee held another meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the Amended Merger Agreement, Tender Agreements and other relevant transaction documents, including updates to the final terms of the Amended Merger Agreement since the last meeting of the Transaction Committee. At the conclusion of the meeting, the Transaction Committee unanimously determined that the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Holdings Merger is fair to, and in the best interests of, Holdings and the holders of Holdings Units, and resolved to adopt and approve the Amended Merger Agreement, the Offer, the Mergers and the other transactions contemplated by the Amended Merger Agreement and to recommend that the Pluralsight Board adopt and approve the Amended Merger Agreement, the Offer, the Mergers, the Tender Agreements and the other transactions contemplated by the Amended Merger Agreement, including in Pluralsight’s capacity as the sole manager of Holdings.

Also on March 7, 2021, following the meeting of the Transaction Committee, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Innisfree also attended a portion of the meeting. Representatives of Wilson Sonsini reviewed with the Pluralsight Board certain relevant Delaware law matters, including the directors’ fiduciary duties in connection with approving the Amended Merger Agreement. Representatives of Wilson Sonsini then provided an overview of the terms of the Amended Merger Agreement, Tender Agreements and other relevant transaction documents. Mr. Skonnard then provided an update on Pluralsight’s preliminary first quarter 2021 results to date.

Representatives of Innisfree provided perspectives on potential reactions by Pluralsight stockholders to the terms of the Amended Merger Agreement and the likelihood that a sufficient number of Shares would be tendered into the Offer to satisfy the Minimum Condition and the Special Majority Condition. Representatives of Qatalyst then presented to the Pluralsight Board its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight March 2021 prospective financial information and various valuation methodologies, including changes since the December 11, 2020 fairness opinion Qatalyst rendered in relation to the Original Merger Agreement. The Transaction Committee delivered its recommendation that the Pluralsight Board adopt and approve the Amended Merger Agreement, the Offer, the Mergers and the other transactions contemplated by the Amended Merger Agreement. Messrs. Skonnard and Budge left the meeting, and the Pluralsight Board continued its discussion of the Amended Merger Agreement, including the proposed waiver by the applicable members of the Pluralsight Board to their benefits under the TRA and the fact that certain executive officers and entities affiliated with Insight Partners would continue to be entitled to change of control payments under the TRA and the TRA Amendment. Messrs. Skonnard and Budge then rejoined the meeting. Representatives of Qatalyst delivered its oral opinion to the Pluralsight Board, to be confirmed in writing in connection with the execution of the Amended Merger Agreement, to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Price was fair, from a financial point of view, to the holders of Class A Shares (other than the Parent Parties and their affiliates). The Pluralsight Board subsequently unanimously determined that the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Holdings Merger is fair to, and in the best interests of, Holdings and the holders of Holdings Units, and resolved to adopt and approve the Amended Merger Agreement, the Offer, the Mergers, the Tender Agreements and the other transactions contemplated by the Amended Merger Agreement, including in Pluralsight’s capacity as the sole manager of Holdings, and further resolved to recommend that the Pluralsight stockholders accept the Offer and tender their shares of Company Common Stock, Company Class B Stock and Company Class C Stock to Merger Sub I pursuant to the Offer. The Pluralsight Board also approved the Tender Agreements and the Holdings LLCA Amendment. No members of Pluralsight’s senior management had engaged in discussions or negotiations with Vista at this time regarding the potential terms of their individual employment arrangements or potential equity grants following the consummation of a potential acquisition of Pluralsight by Vista.

In the evening of March 7, 2021, following the meeting of the Pluralsight Board, Pluralsight, Holdings and the Buyer Parties executed the Amended Merger Agreement, and the parties to the Tender Agreements, the Holdings LLCA Amendment and the relevant transaction agreements executed such agreements.

On the morning of March 8, 2021, Pluralsight and Vista issued a joint press release announcing the execution of the Amended Merger Agreement.

Pluralsight’s Reasons for the Offer and the Mergers

In evaluating the Amended Merger Agreement and the Transactions, the Transaction Committee and the Pluralsight Board each consulted with members of management and representatives of each of Wilson Sonsini and Qatalyst. In evaluating the Amended Merger Agreement and the Transactions, the Transaction Committee and the Pluralsight Board each considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

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Financial Condition, Results of Operations and Prospects of Pluralsight. The current, historical and projected financial condition, results of operations and business of Pluralsight, as well as Pluralsight’s prospects and risks if it were to remain an independent company. The Transaction Committee and the Pluralsight Board each considered Pluralsight’s business plan and the estimates of Pluralsight’s future performance reflected in the Pluralsight prospective financial information as of February 2021 (as defined below). The Transaction Committee and the Pluralsight Board each weighed the business plan and the potential opportunities that it presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on the business plan in the short and long term; (2) the impact of market, customer and competitive trends on Pluralsight; and (3) the general risks related to market conditions that could reduce the price of Class A Shares. Among the potential risks identified by the Transaction Committee and the Pluralsight Board were:

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Pluralsight’s competitive positioning and prospects as an independent publicly traded company. Included in this was the consideration of (1) Pluralsight’s size, as well as its strategic and financial resources, relative to those of its competitors; and (2) new and evolving competitive threats. In this regard, the Transaction Committee and the Pluralsight Board were each aware that the market for professional skill development is highly competitive, rapidly evolving, and fragmented, and that Pluralsight faces competition from in-person instructor-led-training vendors, legacy enterprise Software-as-a-Service solutions, consumer-centric Software-as-a-Service solutions and free solutions, which competition the Transaction Committee and the Pluralsight Board each expects to continue increasing in the future.

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Pluralsight’s continuing efforts to evolve and strengthen its business model, including its investments in support of its platform and developer initiatives. Although the Pluralsight Board believes that these actions are the right strategic decisions for Pluralsight, there is no assurance that they will be successful or result in a more valuable company. In this regard, the Transaction Committee and the Pluralsight Board were each aware of the challenges that Pluralsight had been experiencing in its dollar-based net retention rate.

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Pluralsight management’s evolving expectation that a meaningful portion of Pluralsight’s future growth was likely to be inorganic and occur through the purchase of other companies and product offerings. In the opinion of each of the Transaction Committee and the Pluralsight Board, the pursuit of these growth opportunities was likely to require substantial capital resources. Such capital resources might only be available at significant cost to Pluralsight (if available at all) or through one or more equity offerings that would dilute (potentially significantly) the holders of Class A Shares. The Transaction Committee and the Pluralsight Board each believed that Pluralsight, in pursuing its strategy as an independent publicly traded company, may not have sufficient access to necessary capital resources on acceptable terms, which would impede Pluralsight’s ability to execute its growth initiatives and add to the risk to stockholders already inherent in pursuing these growth opportunities.

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The challenges of making investments to achieve long-term growth prospects while a publicly traded company that is subject to scrutiny based on its quarter-over-quarter performance. The Transaction Committee and the Pluralsight Board each noted that the price of Class A Shares could be impacted significantly if Pluralsight failed to meet investor expectations, including if Pluralsight failed to meet its growth objectives, as had happened in the recent past.

•

The continued business and economic uncertainty related to the COVID-19 pandemic and the possibility that business conditions—for Pluralsight and the larger economy—will not improve and could get worse. In this regard, the Transaction Committee and the Pluralsight Board were each aware of the increased variability in discretionary use of Pluralsight’s products during the COVID-19 pandemic.

•	The inherent uncertainty of achieving the results reflected in the prospective financial information.

•

The historical execution of Pluralsight’s business plan by Pluralsight management and their ability to continue to drive Pluralsight’s business. In this regard, the Transaction Committee and the Pluralsight Board were each aware of instances in which Pluralsight failed to achieve certain expectations of Pluralsight’s financial and operational performance, and of the impact that these failures had on the price of Class A Shares.

•	The impact on Pluralsight’s business of the announcement and pendency of the proposed transactions with Vista since announcement of the Original Merger Agreement, including employee attrition.

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Potential Strategic Alternatives. The (1) possible alternatives to the Transactions, including the possibility of continuing to operate Pluralsight as an independent entity or pursuing another transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits and risks to stockholders of these alternatives and the timing and likelihood of effecting such alternatives and the risks inherent in them; and (3) assessment of each of the Transaction Committee and the Pluralsight Board that none of these alternatives was reasonably likely to present superior opportunities for Pluralsight to create greater value for stockholders, taking into account the risks of execution as well as business, competitive, financial, industry, market and regulatory risks.

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Results of Strategic Review Process. The execution of the Original Merger Agreement and the Amended Merger Agreement was the result of an extensive strategic review process overseen by the Transaction Committee, which was composed of the members of the Pluralsight Board who were not party to the TRA and were independent of management. The Transaction Committee and the Pluralsight Board each considered that 14 potential acquirers of Pluralsight (consisting of six strategic acquirers and eight financial sponsors (including Vista)) were included in the process; of these, only Vista made a proposal that was capable of being accepted, and the only other indication of value of a potential acquisition proposal (that did not materialize) was for an “implied ‘no TRA’ adjusted price” of no more than $20.00 per share of Class A Shares. The Transaction Committee and the Pluralsight Board were also each aware of market rumors that Pluralsight was pursuing a potential sale, which prompted unsolicited expressions of interest in pursuing a potential acquisition of Pluralsight but did not result in any acquisition proposals. The Transaction Committee and the Pluralsight Board were also each aware that since the public announcement of the Original Merger Agreement on December 13, 2020, no third party had made any acquisition proposal with respect to Pluralsight.

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Certainty of Value. The consideration to be received by Pluralsight stockholders in the Offer and the Mergers consists entirely of cash, which provides liquidity and certainty of value. The Transaction Committee and the Pluralsight Board each considered that (1) the Offer and the Mergers are not subject to any financing condition; and (2) the terms of the Equity Commitment Letter (along with Pluralsight’s right to specific performance of the Buyer Parties’ obligations in the Amended Merger Agreement) provided substantial assurance of a successful closing upon the satisfaction of the conditions to the Offer. In addition, each of the Transaction Committee and the Pluralsight Board considered Pluralsight’s growth opportunities and other strategic initiatives and the costs and risks inherent in pursuing those opportunities. The receipt of cash consideration eliminates significant uncertainty and risk for stockholders related to the continued execution of Pluralsight’s business and the pursuit of growth opportunities.

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Best Value Reasonably Obtainable. The belief of each of the Transaction Committee and the Pluralsight Board that the Offer Price represents the best value reasonably obtainable for Class A Shares, taking into account the familiarity of each of the Transaction Committee and the Pluralsight Board with (1) the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Pluralsight on a historical and prospective basis; (2) the strategic review process overseen by the Transaction Committee; and (3) the terms of the Amended Merger Agreement and the TRA Amendment. The Transaction Committee and the Pluralsight Board each considered that the Offer Price constituted a premium of approximately 11% premium to the price per share contemplated by the Original Merger Agreement and an approximately 38% premium to the volume weighted average closing price of Class A Shares for the 30 trading days prior to the initial announcement of the Original Merger Agreement on December 13, 2020. The Transaction Committee and the Pluralsight Board also considered that Vista had stated that the Offer Price represented its best and final offer with respect to the acquisition of Pluralsight, and believed that the Offer Price represented the highest price that Vista said that it was willing to pay.

•

Speed and Likelihood of Completion. Each of the Transaction Committee and the Pluralsight Board considered the likelihood of completion of the Offer and the Mergers in light of the terms of the Amended Merger Agreement and the conditions to consummating the Offer, including:

•

The anticipated timing of the consummation of the Offer and the Mergers, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Amended Merger Agreement, permits the consummation of the Offer and the Mergers in a rapid manner.

•	The fact that a portion of the Shares were held by Pluralsight stockholders who could not vote at the Special Meeting based on a record date of January 15, 2021.

•

The belief that there are certain Pluralsight stockholders that might want to tender into the Offer but could not vote in favor of the Original Merger Agreement because of institutional policies regarding proxy advisor vote recommendations, which recommendations do not apply to tender offer structures.

•	The conditions to the Offer and the Mergers contained in the Amended Merger Agreement, which are limited in number and scope.

•	The limited rights of Vista to extend the Offer.

•	The fact that the regulatory approvals required pursuant to the HSR Act and under all other applicable antitrust laws have already been received.

•

Fairness Opinion of Qatalyst. The oral opinion of Qatalyst, subsequently confirmed in writing, rendered to the Pluralsight Board, that as of March 7, 2021, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, that the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares, other than the Parent Parties or any affiliates of the Parent Parties, was fair, from a financial point of view, to such holders, as set forth in such opinion and as more fully described in the section of this Schedule 14D-9 captioned “—Opinion of Qatalyst.”

•

Negotiations with Vista and Terms of the Amended Merger Agreement and Tender Agreements. The terms of the Amended Merger Agreement and the Tender Agreements, which were each the product of arms’-length negotiations, and the belief of each of the Transaction Committee and the Pluralsight Board that such agreements contained customary terms. The factors considered include:

•	Pluralsight’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding Acquisition Proposals.

•	The view of each of the Transaction Committee and the Pluralsight Board that the terms of the Amended Merger Agreement would be unlikely to deter third parties from making a Superior Proposal.

•	The Pluralsight Board’s ability, under certain circumstances, to withdraw or modify its recommendation that stockholders tender their Shares pursuant to the Offer.

•

The Pluralsight Board’s ability, under certain circumstances, to terminate the Amended Merger Agreement to enter into an Alternative Acquisition Agreement. In that regard, the Transaction Committee and the Pluralsight Board each believed that the termination fee of $104.6 million payable by Pluralsight in such instance was reasonable, consistent with similar fees payable in comparable transactions, and not preclusive of other offers.

•	The limited conditions to the Buyer Parties’ obligation to consummate the Offer and the Mergers, making the Offer and the Mergers substantially likely to be consummated.

•	The consummation of the Offer being subject to the satisfaction of the Minimum Condition and the Special Majority Condition, which cannot be waived without the prior written consent of Pluralsight.

•	The consummation of the Offer and the Mergers not being subject to a financing condition.

•

The Equity Commitment Letter covering the total amount of funds necessary to fund the aggregate consideration payable to the stockholders and unitholders in the Offer and the Mergers, along with Pluralsight’s right to specific performance to cause the equity financing contemplated by the Equity Commitment Letter to be funded.

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Pluralsight’s ability to obtain specific performance of the Buyer Parties’ obligations under the Amended Merger Agreement and the Equity Commitment Letter, thereby ensuring that Pluralsight has an appropriate remedy if the Buyer Parties were to decline to comply with their obligations under the Amended Merger Agreement.

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The terms of the Tender Agreements, including the requirement that if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement, then the Tender Agreement Parties are obligated to support the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement, which the Transaction Committee and Pluralsight Board believed was important so that a third party seeking to make an alternative Acquisition Proposal would also have the benefit of the Tender Agreement Parties committing to support the applicable alternative Acquisition Transaction.

•

Negotiations with the TRA Representative and Terms of the TRA Amendment. The terms of the TRA Amendment, which were the product of arms’-length negotiations with the TRA Representative, and the belief of each of the Transaction Committee and the Pluralsight Board that the amendment of the TRA was advisable (including to facilitate the Offer and the Mergers). The Transaction Committee and the Pluralsight Board were each aware that (1) the payments under the TRA Amendment constituted a substantial reduction from what the change of control obligation would have been in the Offer and the Mergers under the TRA absent the TRA Amendment (which reduction was approximately $290 million, constituting an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA Beneficiaries under the then-existing terms of the TRA); (2) the reduction of the change of control obligation pursuant to the TRA Amendment resulted in an increase in the consideration available to be paid to the stockholders in the Offer and the Mergers; (3) the obligations under the TRA constituted liabilities of Pluralsight that had to be satisfied in connection with any change of control of Pluralsight; (4) if Pluralsight terminates the Amended Merger Agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the terms of the TRA Amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect; and (5) the TRA represented a continuing obligation of Pluralsight, with the TRA Beneficiaries entitled to ongoing payments under the TRA even without a change of control of Pluralsight.

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Waiver of TRA Payments. The fact that Pluralsight directors party to the TRA waived in full their rights to receive payments under the TRA in connection with the consummation of the Transactions (which waived amounts were re-allocated to Pluralsight’s public stockholders and included as part of the Offer Price).

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Appraisal Rights. The availability in the Pluralsight Merger of statutory appraisal rights to the stockholders who do not tender their Shares into the Offer and who timely and properly exercise such appraisal rights under the DGCL.

The Pluralsight Board also considered (1) the determination of the Transaction Committee, which was composed of the members of the Pluralsight Board that were not party to the TRA and were independent of management, that the Amended Merger Agreement and the Transactions are fair to, and in the best interests of, Pluralsight and the stockholders, and that the Holdings Merger is fair to, and in the best interests of, Holdings and its unitholders; and (2) the recommendation of the Transaction Committee that the Pluralsight Board adopt and approve the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement, including in Pluralsight’s capacity as the sole manager of Holdings.

The Transaction Committee and the Pluralsight Board each also considered a number of uncertainties and risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

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No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Mergers as cash transactions means that stockholders will not participate in the future earnings or growth of Pluralsight and will not benefit from any appreciation in value of the Surviving Corporation. The Transaction Committee and the Pluralsight Board also considered other potential alternative strategies available to Pluralsight, which, despite significant risk and uncertainty, had the potential to result in a more successful and valuable company.

•

No-Shop Restrictions. The restrictions in the Amended Merger Agreement on Pluralsight’s ability to solicit other acquisition proposals during the pendency of the Transactions (subject to certain exceptions to allow the Pluralsight Board to exercise its fiduciary duties and to accept a superior proposal).

•

Risks Associated with Failure to Consummate the Offer and the Mergers. The possibility that the Offer and the Mergers might not be consummated, and if they are not consummated, (1) Pluralsight’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) Pluralsight will have incurred significant transaction and other costs (in addition to those incurred in connection with the Original Merger Agreement); (3) Pluralsight’s continuing business relationships with customers, business partners and employees may be adversely affected (including through the departure of key employees); (4) the trading price of Class A Shares could be adversely affected; (5) that the other contractual and legal remedies available to Pluralsight in the event of termination of the Amended Merger Agreement may be insufficient, costly to pursue or both; (6) the potential adverse market perception on Pluralsight’s prospects; (7) the termination fee of $104.6 million may become payable by Pluralsight to the Parent Parties upon termination of the Amended Merger Agreement under specified circumstances; and (8) the termination of the TRA Amendment upon termination of the Amended Merger Agreement (unless the Amended Merger Agreement is terminated to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the “fiduciary out” provisions of the Amended Merger Agreement).

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Interim Restrictions on Pluralsight’s Business Pending the Completion of the Merger. The restrictions on the conduct of Pluralsight’s business prior to the consummation of the Offer and the Mergers, including the requirement that Pluralsight conduct its business in the ordinary course, subject to specific limitations which may delay or prevent Pluralsight from undertaking strategic initiatives before the completion of the Offer and the Mergers that, absent the Amended Merger Agreement, Pluralsight might have pursued.

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Effects of the Merger Announcement. The continued potential effect of the announcement and pendency of the Transactions, including (1) effects on Pluralsight’s sales, employees, customers, operating results and stock price; (2) the impact on Pluralsight’s ability to attract and retain key management, sales and marketing and technical personnel; and (3) the potential for litigation in connection with the Offer and the Mergers.

•	Termination Fee Payable by Pluralsight. The requirement that Pluralsight pay the Parent Parties a termination fee of $104.6 million under certain circumstances following termination of the Amended

Merger Agreement, including if the Pluralsight Board terminates the Amended Merger Agreement to accept a Superior Proposal. The Transaction Committee and the Pluralsight Board each considered the potentially discouraging impact that this termination fee could have on another entity’s interest in making a competing proposal to acquire Pluralsight.

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The Buyer Parties’ Maximum Aggregate Liability. The Amended Merger Agreement providing that the maximum aggregate liability of the Buyer Parties or any of their affiliates for breaches under the Amended Merger Agreement, the Limited Guaranty or the Equity Commitment Letter will not exceed, in the aggregate for all such breaches, an amount equal to $209.2 million plus certain indemnification and reimbursement obligations.

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Taxable Consideration. The receipt of cash in exchange for shares of Pluralsight capital stock pursuant to the Offer and the Mergers will be a taxable transaction for U.S. federal income tax purposes for many stockholders.

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Interests of Pluralsight’s Directors and Executive Officers. The interests that Pluralsight’s directors and executive officers may have in the Offer and the Mergers that are different from, or in addition to, those of Pluralsight’s other stockholders. Such interests are more fully described in the section of this Schedule 14D-9 captioned “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

This discussion is not meant to be exhaustive. That is, it summarizes the material factors considered by each of the Transaction Committee and the Pluralsight Board in its consideration of the Amended Merger Agreement and the Offer and the Mergers. After considering these and other factors, the Transaction Committee and the Pluralsight Board each concluded that the potential benefits of the Offer and the Mergers outweighed the uncertainties and risks. In light of the variety of factors considered by the Transaction Committee and the Pluralsight Board and the complexity of these factors, neither Transaction Committee and the Pluralsight Board found it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its respective determination and recommendations. Moreover, each member of the Transaction Committee and the Pluralsight Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Transaction Committee and the Pluralsight Board adopted and approved the Amended Merger Agreement and the Transactions based upon the totality of the information presented to, and considered by, each of the Transaction Committee and the Pluralsight Board.

Intent to Tender

To Pluralsight’s knowledge, after making reasonable inquiry, all of Pluralsight’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). In addition, each Tender Agreement Party has agreed to redeem its Holdings Units for Class A Shares in accordance with the Holdings LLCA and exercise its vested options prior to the expiration of the Offer, and to validly tender in the Offer all of such Tender Agreement Party’s Class A Shares (including shares issuable with respect to the redemption of its Holdings Units and the exercise of its vested options). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information

Pluralsight does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in its regular earnings press releases and other investor materials. However, Pluralsight management regularly prepares and updates, and the Pluralsight Board regularly evaluates, prospective financial information as to Pluralsight’s future performance as part of its budget planning and long-term business plan.

Pluralsight is including in this Schedule 14D-9 certain unaudited prospective financial information prepared by Pluralsight management and set forth below because it formed an important part of Pluralsight’s business plan and was presented to the Transaction Committee and the Pluralsight Board in connection with their consideration of the Mergers, other strategic alternatives available to Pluralsight and the other matters described in this Schedule 14D-9, was referred to by Qatalyst in its advice to the Transaction Committee and the Pluralsight Board in connection with such matters, was provided to Vista and other potential counterparties to a potential strategic transaction involving Pluralsight to assist in their due diligence review during Pluralsight’s outreach process to solicit interest regarding a strategic transaction and/or was provided to Vista following the execution of the Original Merger Agreement. We refer to this prospective financial information as the “Pluralsight prospective financial information as of September 2020,” the “Pluralsight prospective financial information as of October 2020,” the “Pluralsight prospective financial information as of February 2021,” collectively, as the “Pluralsight prospective financial information.” For more information on the preparation and use of the Pluralsight prospective financial information, please see the section of this Schedule 14D-9 captioned “—Background of the Offer and the Mergers.”

The following table presents the Pluralsight prospective financial information as of September 2020:

(Dollars in millions)	CY2020E	CY2021E	CY2022E
Revenue	$386	$448	$534
Non-GAAP Operating (Loss) Income (1)	$(33)	$(29)	$(17)
Free Cash Flow (2)	$(36)	$5	$57

(1)

Non-GAAP operating (loss) income is calculated as loss from operations plus equity-based compensation, amortization of acquired intangible assets, employer payroll taxes on employee stock transactions and, as applicable, other special items such as acquisition-related costs and purchase accounting adjustments.

(2)	Free cash flow is calculated as cash (used in) provided by operating activities less purchases of property and equipment and purchases of our content library.

The following table presents the Pluralsight prospective financial information as of October 2020, which reflects updates to Pluralsight’s business plan based on Pluralsight’s third quarter 2020 results, Pluralsight’s ordinary course fourth quarter budget planning and review efforts for 2021, and the expected impact of the acquisition of DevelopIntelligence announced by Pluralsight on October 14, 2020 (including increased Pluralsight billings from DevelopIntelligence products and customers in years 2021 through 2025):

(Dollars in millions)	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E
Revenue	$466	$571	$707	$858	$1,005
Non-GAAP Operating (Loss) Income (1)	$(20)	$15	$71	$136	$186
Free Cash Flow (2)	$0.4	$48	$94	$161	$227
Unlevered Free Cash Flow (3)	$1.4	$25	$95	$161	$202

(1)

Non-GAAP operating (loss) income is calculated as loss from operations plus equity-based compensation, amortization of acquired intangible assets, employer payroll taxes on employee stock transactions and, as applicable, other special items such as acquisition-related costs and purchase accounting adjustments.

(2)

Free cash flow is calculated as cash (used in) provided by operating activities less purchases of property and equipment and purchases of our content library. A preliminary version of the Pluralsight prospective financial information as of October 2020 was made available to Vista, Party A and Party B (the remaining interested potential counterparties at the time) in the electronic dataroom on October 25, 2020; such preliminary version included estimated Free Cash Flow for calendar year 2021 of $(2.6) million, and was otherwise consistent with the final version of the Pluralsight prospective financial information as of October 2020 set forth in this table.

(3)

Unlevered free cash flow is calculated as non-GAAP operating (loss) income less (1) cash taxes, less (2) capital expenditures, including purchases of property and equipment and purchases of our content library, plus (3) depreciation expense, plus (4) the change in working capital, and less (5) acquisition-related payments.

The Pluralsight prospective financial information as of October 2020 was used by Qatalyst in connection with its financial analyses in connection with delivering its fairness opinion to the Pluralsight Board in connection with the approval of the Original Merger Agreement, with the Pluralsight Board’s approval. The unlevered free cash flow for calendar years 2021 through 2025 included in the Pluralsight prospective financial information as of October 2020 was calculated for use by Qatalyst in connection with its financial analyses based on prospective financial information provided by Pluralsight management, and was not provided to Vista or other potential counterparties to a potential strategic transaction involving Pluralsight.

The following table presents the Pluralsight prospective financial information as of February 2021:

(Dollars in millions)	CY2021E
Revenue	$466
Non-GAAP Operating (Loss) Income (1)	$(30)

(1)

Non-GAAP operating (loss) income is calculated as loss from operations plus equity-based compensation, amortization of acquired intangible assets, employer payroll taxes on employee stock transactions and, as applicable, other special items such as acquisition-related costs and purchase accounting adjustments.

The Pluralsight Board authorized Qatalyst to use the Pluralsight prospective financial information as of October 2020, as updated by the Pluralsight prospective financial information as of February 2021, in connection with its financial analyses in connection with delivering its fairness opinion to the Pluralsight Board in connection with the approval of the Amended Merger Agreement (which we refer to as the “Pluralsight March 2021 prospective financial information”). The Pluralsight March 2021 prospective financial information also included unlevered free cash flow for calendar year 2021 of $(2) million, which was calculated for use by Qatalyst in connection with its financial analyses based on prospective financial information provided by Pluralsight management.

The Pluralsight prospective financial information as of February 2021 was used by Qatalyst in connection with its financial analyses in connection with delivering its fairness opinion to the Pluralsight Board in connection with the approval of the Amended Merger Agreement, with the Pluralsight Board’s approval.

The Pluralsight prospective financial information was developed by Pluralsight management without giving effect to the consummation of the Mergers and the other transactions contemplated by the Amended Merger Agreement or undertaken in connection with the Transactions.

The Pluralsight prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or generally accepted accounting principles in the United States (which we refer to as “GAAP”), or the guidelines established by the American Institute of Certified Public Accountants with respect to Pluralsight prospective financial information. In the view of Pluralsight’s management, the Pluralsight prospective financial information has been reasonably prepared by Pluralsight management on bases reflecting the best available estimates and judgments of Pluralsight management of the future financial performance of Pluralsight and other matters covered thereby as of the date it was prepared. However, the information contained in the Pluralsight prospective financial information is not fact and should not be relied upon as being necessarily indicative of future results. Furthermore, the Pluralsight prospective financial information does not take into account the effect of any failure of the transactions contemplated by the Amended Merger Agreement to be completed and should not be viewed as accurate or continuing in that context.

Although the Pluralsight prospective financial information is presented with numerical specificity, it reflects numerous estimates and assumptions made by Pluralsight management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Pluralsight’s business in each case as of the date it was prepared, all of which are difficult or impossible to predict accurately and many of which are beyond Pluralsight’s control. The Pluralsight prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Pluralsight prospective financial information constitutes forward-looking information and is subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the

Pluralsight prospective financial information, including, but not limited to, Pluralsight’s performance, industry performance, general business and economic conditions, customer and competitive trends, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Pluralsight’s reports filed with the SEC. There can be no assurance that the Pluralsight prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. The Pluralsight prospective financial information covers several years and such information by its nature becomes less reliable with each successive year. In addition, the Pluralsight prospective financial information will be affected by Pluralsight’s ability to achieve its strategic goals, objectives and targets over the applicable periods. The Pluralsight prospective financial information reflects assumptions as to certain business decisions as of the date it was prepared that are subject to change. The Pluralsight prospective financial information cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Pluralsight prospective financial information should not be regarded as an indication that Pluralsight, Qatalyst, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Pluralsight prospective financial information should not be deemed an admission or representation by Pluralsight that Pluralsight views such Pluralsight prospective financial information as material information; in fact, Pluralsight views the Pluralsight prospective financial information as non-material because of the inherent risks and uncertainties associated with such long-range estimates. The inclusion of the Pluralsight prospective financial information in this Schedule 14D-9 should not be regarded as an indication that the Pluralsight prospective financial information will be necessarily predictive of actual future events. No representation has been or is made by Pluralsight or any other person regarding the Pluralsight prospective financial information or Pluralsight’s ultimate performance compared to such information. The Pluralsight prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information about Pluralsight contained in Pluralsight’s public filings with the SEC. In light of the foregoing factors, and the uncertainties inherent in the Pluralsight prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the Pluralsight prospective financial information.

Neither Pluralsight’s independent auditor nor any other independent accountant has compiled, examined, or performed any procedures with respect to the Pluralsight prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Non-GAAP Operating (Loss) Income, Free Cash Flow and Unlevered Free Cash Flow contained in the Pluralsight prospective financial information set forth above, are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to Qatalyst, the Transaction Committee, the Pluralsight Board, Vista and other potential counterparties, and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Mergers, including whether or not to seek appraisal rights with respect to their shares of common stock.

Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Pluralsight prospective financial information, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Pluralsight prospective financial information is not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Pluralsight Board, Qatalyst, Vista or any other potential counterparties to a potential strategic transaction involving Pluralsight. Accordingly, no reconciliation of the financial measures included in the Pluralsight prospective financial information is provided in this Schedule 14D-9.

In addition, the Pluralsight prospective financial information has not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Pluralsight does not intend to update or otherwise revise the Pluralsight prospective financial information or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

Opinion of Qatalyst

Pluralsight retained Qatalyst to act as financial advisor in connection with a potential transaction such as the Offer and the Mergers and to evaluate whether the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares, other than the Parent Parties or any affiliates of the Parent Parties, was fair, from a financial point of view, to such holders. Pluralsight selected Qatalyst to act as Pluralsight’s financial advisor based on Qatalyst’s qualifications, expertise, reputation, its knowledge of Pluralsight’s business and the industry in which Pluralsight operates. Qatalyst has provided its written consent to the reproduction of its opinion in this Schedule 14D-9. At the meeting of the Pluralsight Board on March 7, 2021, Qatalyst rendered to the Pluralsight Board its oral opinion, subsequently confirmed in writing, to the effect that, as of March 7, 2021 and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares, other than the Parent Parties or any affiliates of the Parent Parties, was fair, from a financial point of view, to such holders. Following the meeting, Qatalyst delivered its written opinion, dated March 7, 2021, to the Pluralsight Board.

The full text of the opinion of Qatalyst, dated as of March 7, 2021, is attached to this Schedule 14D-9 as Annex B and is incorporated into this Schedule 14D-9 by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst’s opinion was provided to the Pluralsight Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares, other than the Parent Parties or any affiliates of the Parent Parties, to such holders, and it does not address any other aspect of the Offer or the Mergers. It does not constitute a recommendation as to whether any holder of Shares should tender Class A Shares in connection with the Offer and does not in any manner address the price at which the Class A Shares will trade at any time. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this Schedule 14D-9 as Annex B.

For purposes of the opinion set forth therein, Qatalyst reviewed the Amended Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of Pluralsight. Qatalyst also reviewed certain forward-looking information relating to Pluralsight prepared by the senior management of Pluralsight, including the Pluralsight March 2021 prospective financial information, described more fully below. Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of Pluralsight with senior management of Pluralsight. Qatalyst also reviewed the historical market prices and trading activity for Class A Shares and compared the financial performance of Pluralsight and the prices and trading activity of Class A Shares with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst by Pluralsight. With respect to the Pluralsight March 2021 prospective financial information, Qatalyst was advised by Pluralsight’s management, and Qatalyst assumed, that the Pluralsight March 2021 prospective financial information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Pluralsight of the future financial performance of Pluralsight and other matters covered thereby. Qatalyst assumed that the Offer and the Mergers will be consummated in accordance with the terms set forth in the Amended Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the proposed Offer and Mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Pluralsight or the contemplated benefits expected to be derived in the proposed Offer and Mergers. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pluralsight or its affiliates, nor was Qatalyst furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessment of the management of Pluralsight as to the existing and future technology and products of Pluralsight and the risks associated with such technology and products. Qatalyst’s opinion has been approved by Qatalyst’s opinion committee in accordance with its customary practice. Qatalyst’s opinion does not constitute a recommendation as to whether any holder of Shares should tender Class A Shares in connection with the Offer and does not in any manner address the price at which the Class A Shares will trade at any time.

Qatalyst’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst did not assume any obligation to update, revise or reaffirm its opinion. Qatalyst’s opinion did not address the underlying business decision of Pluralsight to engage in the Offer and the Mergers, or the relative merits of the Offer and the Mergers as compared to any strategic alternatives that may be available to Pluralsight. Qatalyst’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares, other than the Parent Parties or any affiliates of the Parent Parties, and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Pluralsight or any of its affiliates, or any class of such persons, relative to such consideration at any time. Further, Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the consideration to be received by any person or entity pursuant to or in relation to the TRA, nor did Qatalyst express any opinion regarding the consideration to be received under the Amended Merger Agreement by any holder of Class A Shares other than in such holder’s capacity as a holder of Class A Shares.

The following is a summary of the material analyses performed by Qatalyst in connection with its opinion dated March 7, 2021. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. For purposes of its analyses, Qatalyst utilized both the consensus of third-party research analysts’ projections (which we refer to as the “Street Case”) and the Pluralsight March 2021 prospective financial information. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst’s financial analyses.

Discounted Cash Flow Analysis

Qatalyst performed a discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Class A Shares as of December 31, 2020, by:

•	Adding:

(a)

the implied net present value of the estimated future Unlevered Free Cash Flows (which we refer to as the “UFCF”) of Pluralsight, based on the Pluralsight March 2021 prospective financial information for calendar year 2021 through calendar year 2024 (which implied present value was calculated using a range of discount rates of 10.0% to 12.0%, based on an estimated weighted average cost of capital for Pluralsight); and

(b)

the implied net present value of a corresponding terminal value of Pluralsight, calculated by multiplying Pluralsight’s estimated UFCF of approximately $202 million in calendar year 2025, based on the Pluralsight March 2021 prospective financial information (assuming an effective tax rate of 23.8%, as provided by Pluralsight management), by a range of fully diluted enterprise value to next-twelve-months estimated UFCF multiples of 20.0x to 35.0x, and discounted to present value using the same range of discount rates used in item (a) above;

•	subtracting the debt outstanding of Pluralsight as of December 31, 2020 and adding the estimated cash of Pluralsight as of March 4, 2021, as provided by Pluralsight’s management;

•	adding:

(a)	the present value of net operating losses, adjusted for dilution, as of December 31, 2020, as provided by Pluralsight’s management; and

(b)

the present value of net Tax Receivables Agreement tax benefit to Pluralsight, calculated based on a model to calculate payments under the TRA provided by Pluralsight’s management, adjusted for dilution; and

•

dividing the resulting amount by the number of fully diluted shares of common stock outstanding (calculated utilizing the treasury stock method), which takes into account outstanding stock options, performance stock units, incentive units and restricted stock units of Pluralsight and Pluralsight Holdings as of February 28, 2021, as provided by Pluralsight’s management, with each of the above-referenced estimated future UFCFs and terminal value having also been adjusted for the degree of estimated dilution to current stockholders through each respective applicable period (which totaled between approximately 4% and 5% annually throughout the period covered by the Pluralsight March 2021 prospective financial information) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by Pluralsight’s management.

Based on the calculations set forth above, this analysis implied a range of values for Class A Shares of approximately $14.33 to $26.23 per share.

Selected Companies Analysis

Qatalyst compared selected financial information and public market multiples for Pluralsight with publicly available financial information and public market multiples for selected companies. The companies used in this comparison included those companies listed below, which were selected by Qatalyst based on factors including that they are publicly traded companies in similar lines of business to Pluralsight, have a similar business model, have similar financial performance or have other relevant or similar characteristics.

Based upon research analyst consensus estimates as of March 5, 2021 and using the closing prices as of March 5, 2021 for shares of the selected companies, Qatalyst calculated, among other things, the fully-diluted enterprise value divided by the consensus estimated revenue for the calendar year 2021 (which we refer to as the “CY2021E Revenue Multiples”), for each of the selected companies, as shown below:

Selected Companies	CY2021E Revenue Multiple
AppFolio	14.7x
Paylocity	14.1x
PagerDuty	12.8x
Medallia	10.1x
Qualys	8.8x
Model N	8.7x
Domo	8.4x
Tenable Holdings	8.2x
Proofpoint	6.2x
Cornerstone OnDemand	5.3x
New Relic	5.2x
Dropbox	4.6x
Box	4.0x

Based on an analysis of the CY2021E Revenue Multiples for the selected companies, Qatalyst selected a representative multiple range of 6.0x to 10.0x. Qatalyst noted that the CY2021E Revenue Multiple for Pluralsight was 7.5x based on Pluralsight’s closing price as of March 5, 2021.

Qatalyst then applied this range to Pluralsight’s estimated revenue for calendar year 2021, based on the Pluralsight March 2021 prospective financial information and based on the Street Case. Based on the calculations set forth above, and based on the fully diluted shares of Pluralsight common stock outstanding as of February 28, 2021, with in-the-money convertible debt treated on a net share settlement basis (excluding any make-whole shares or other change of control adjustments), this analysis implied a range of values for Class A Shares of approximately $16.74 to $28.13 per share based on the Pluralsight March 2021 prospective financial information for calendar year 2021 and $16.29 to $27.39 per share based on the Street Case for calendar year 2021.

No company included in the selected companies analysis is identical to Pluralsight. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Pluralsight, such as the impact of competition on Pluralsight’s business or the industry in general, industry growth and the absence of any material adverse change in Pluralsight’s financial condition and prospects or the industry or in the financial markets in general. Individual multiples or mathematical analyses, such as determining the arithmetic mean, median, or the high or low, are not in themselves a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst compared transaction multiples and selected financial information for thirty-one (31) selected transactions. The transactions used in this comparison were selected by Qatalyst based on factors including that they are acquisitions of publicly traded companies in similar lines of business to Pluralsight or that have a similar business model, similar financial performance or other relevant or similar characteristics.

For each of the selected transactions listed below, Qatalyst reviewed, among other things, (a) the implied fully diluted enterprise value of the target company as a multiple of the last-twelve-months revenue of the target company (which we refer to as the “LTM Revenue Multiples”) and (b) the implied fully diluted enterprise value of the target company as a multiple of third-party research analyst consensus estimates of the next-twelve-months revenue of the target company (which we refer to as the “NTM Revenue Multiples”).

Announcement Date	Target	Acquiror	LTM Revenue Multiple	NTM Revenue Multiple
10/15/18	SendGrid	Twilio	14.3x	11.5x
06/10/19	Tableau	Salesforce	13.2x	10.9x
09/18/14	Concur	SAP	12.6x	10.2x
07/28/16	NetSuite	Oracle	11.8x	9.1x
06/01/16	Demandware	Salesforce	11.2x	8.9x
12/03/11	SuccessFactors (1)	SAP	10.9x	8.7x
02/04/19	Ultimate Software	Investor Group	10.0x	8.4x
01/29/18	Callidus Software	SAP	9.8x	8.3x
12/21/20	RealPage	Thoma Bravo	9.1x	8.2x
12/17/17	Aconex (2)	Oracle	9.4x	8.1x
05/22/12	Ariba	SAP	8.8x	7.8x
06/12/19	Medidata	Dassault Systèmes	8.8x	7.5x
11/11/18	Apptio	Vista Equity Partners	8.1x	7.0x
12/20/13	Responsys	Oracle	8.1x	6.9x
02/12/19	Ellie Mae	Thoma Bravo	7.0x	6.8x
12/24/18	MINDBODY	Vista Equity Partners	7.8x	6.7x
04/18/16	Cvent	Vista Equity Partners	8.0x	6.5x
06/04/13	ExactTarget	Salesforce	7.9x	6.5x
12/04/19	Instructure	Thoma Bravo	7.7x	6.5x
08/01/16	Fleetmatics	Verizon	7.6x	6.3x
10/24/11	RightNow	Oracle	7.4x	6.2x
05/31/16	Marketo	Vista Equity Partners	7.5x	5.9x
02/09/12	Taleo	Oracle	6.3x	5.3x
06/15/15	DealerTrack	Cox Automotive	4.9x	4.1x
11/11/18	athenahealth	Veritas Capital & Elliott	4.3x	3.9x
05/18/16	inContact	NICE	4.2x	3.6x
12/17/19	LogMeIn	Francisco Partners	3.5x	3.4x
08/27/12	Kenexa	IBM	4.0x	3.3x
07/01/11	Blackboard	Providence Equity	3.7x	3.2x
08/31/16	Interactive Intelligence	Genesys (Permira)	3.4x	3.2x
11/02/15	Constant Contact	Endurance International	2.6x	2.3x

(1)	LTM revenue pro forma for acquisition of Plateau.
(2)

Represents an estimated LTM multiple, for the twelve-month period ended September 30, 2017 (based on an average of the LTM revenue, for the period ended June 30, 2017 and the CY17E revenue) and an estimated NTM multiple, for the twelve-month period ended September 30, 2018 (based on an average of the NTM revenue, for the period ended June 30, 2018 and the CY18E revenue). Balance sheet metrics as of June 30, 2017.

Based on the analysis of the LTM Revenue Multiples for the selected transactions, Qatalyst selected a representative multiple range of 6.0x to 11.0x. Qatalyst applied this range to Pluralsight’s revenue (calculated for the twelve-month period ended on December 31, 2020) based on Pluralsight’s historical financials, adjusted for cash and cash equivalents, the principal amount outstanding under Pluralsight’s debt as of December 31, 2020, cash settlement of capped call options assuming a closing of the Offer and the Mergers date of March 31, 2021, and funds to be paid at the closing of the Offer and the Mergers pursuant to the draft TRA amendment provided by Pluralsight’s management, and on the number of fully diluted shares of common stock outstanding as of February 28, 2021. This analysis implied a range of values for Pluralsight common stock of approximately $13.46 to $25.48 per share.

Based on the analysis of the NTM Revenue Multiples for the selected transactions, Qatalyst selected a representative multiple range of 5.0x to 9.0x. Qatalyst applied these ranges to Pluralsight’s revenue (calculated for the twelve-month period ending on December 31, 2021) based on the Street Case, adjusted for cash and cash equivalents, the principal amount outstanding under Pluralsight’s debt as of December 31, 2020, cash settlement of capped call options assuming a closing of the Offer and the Mergers date of March 31, 2021, and funds to be paid at the closing of the Mergers pursuant to the draft TRA amendment provided by Pluralsight’s management, and on the number of fully diluted shares of common stock outstanding as of February 28, 2021. This analysis implied a range of values for common stock of approximately $12.93 to $24.07 per share. Individual multiples or mathematical analyses, such as determining the arithmetic mean, median, or the high or low, are not in themselves a meaningful method of using selected transactional data.

No company or transaction utilized in the selected transactions analysis is identical to Pluralsight or the Offer and the Mergers. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Pluralsight’s control, such as the impact of competition on Pluralsight’s business or the industry generally, industry growth and the absence of any material adverse change in Pluralsight’s financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Mergers, Qatalyst cautions against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Offer and the Mergers by the Pluralsight Board, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of Pluralsight. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Pluralsight’s control. Any estimates contained in Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares (other than the Parent Parties or any affiliate of the Parent Parties), to such holders. This analysis does not purport to be an appraisal or to reflect the price at which Class A Shares might actually trade at any time.

Qatalyst’s opinion and its presentation to the Pluralsight Board were among many factors considered by the Pluralsight Board in deciding to approve the Amended Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Pluralsight Board with respect to the Offer Price to be received pursuant to, and in accordance with, the terms of the Amended Merger Agreement by the holders of Class A Shares (other than the Parent Parties or any affiliate of the Parent Parties). The Offer Price was determined through arm’s-length negotiations between Pluralsight and the Parent Parties and was unanimously approved by the members of the Pluralsight Board in attendance and voting at the March 7, 2021 meeting. Qatalyst provided advice to Pluralsight during these negotiations. Qatalyst did not, however, recommend any specific consideration to Pluralsight or that any specific consideration constituted the only appropriate consideration for the Offer and the Mergers.

Qatalyst provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Pluralsight, the Parent Parties or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst’s opinion, no material relationship existed between Qatalyst or any of its affiliates and Pluralsight or the Parent Parties pursuant to which compensation was received by Qatalyst or its affiliates, other than (i) a fee of $5 million received in connection with delivering an opinion dated December 11, 2020 to the Pluralsight Board, and (ii) a fee of approximately $5 million received by an affiliate of Qatalyst Partners in connection with acting as financial advisor to Delta Topco, Inc., an affiliate of a portfolio company of the Parent Parties, Infoblox Inc., in connection with an investment from Warburg Pincus LLC. Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to Pluralsight or the Parent Parties and their respective affiliates for which Qatalyst would expect to receive compensation.

Under the terms of its engagement, Qatalyst provided Pluralsight with financial advisory services, including in connection with the Offer and the Mergers, for which it will be paid approximately $49,000,000, of which $5 million was payable upon the delivery of an opinion on December 11, 2020 (regardless of the conclusion reached therein) and has been paid, $5 million of which was payable upon the delivery of its opinion on March 7, 2021 (regardless of the conclusion reached therein), and the remaining portion of which will be paid upon, and subject to, the consummation of the Offer. Pluralsight has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. Pluralsight has also agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst’s engagement.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Information pertaining to the retention of Qatalyst is found under the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Opinion of Qatalyst” and is incorporated by reference.

Except as set forth above, neither Pluralsight nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Pluralsight stockholders on Pluralsight’s behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Pluralsight or, to Pluralsight’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares*	Price Per Share ($)	Nature of Transaction
Aaron Skonnard	3/1/2021	2,256	$20.52	Shares withheld to cover taxes for Pluralsight RSU vesting
	2/12/2021	46,189 Class C	$0	Class C Shares exchanged to Class B Shares and donated to charity by Aaron Skonnard Revocable Trust
	2/9/2021	153,664	$0	2021 refresh grant of Pluralsight RSUs pursuant to the 2021 Annual Executive Awards
	1/25/2021	187,500 Class C	$0	Holdings RSUs quarterly vesting and issued as Class C Shares
	1/25/2021	79,880 Class C	$0	Shares withheld to cover taxes for Holdings RSU vesting
	1/4/2021	8,117	$20.96	Shares withheld to cover taxes for Pluralsight RSU vesting
Ross Meyercord	3/1/2021	6,700	$20.6	Sale of Pluralsight RSUs through 10b5-1 plan
	2/9/2021	61,697	$0	2021 refresh grant of Pluralsight RSUs pursuant to the 2021 Annual Executive Awards
	1/29/2021	6,700	$20.75	Sale of Pluralsight RSUs through 10b5-1 plan
	1/28/2021	7,303	$20.7	Shares withheld to cover taxes for Pluralsight RSU vesting
Matthew Forkner	3/1/2021	297	$20.52	Shares withheld to cover taxes for Pluralsight RSU vesting
	2/10/2021	42,485	$0	2020 Pluralsight PSU quantity approved by the Compensation Committee based on modified performance conditions for 2020 being met
	2/9/2021	28,627	$0	2021 refresh grant of Pluralsight RSUs pursuant to the 2021 Annual Executive Awards
	1/5/2021	10,710	$20.77	Sale of Pluralsight RSUs through 10b5-1 plan
	1/5/2021	7,509	$20.77	Sale of Pluralsight RSUs through 10b5-1 plan
	1/4/2021	8,027	$20.96	Shares withheld to cover taxes for Holdings RSU vesting
James Budge	3/1/2021	1,002	$20.52	Shares withheld to cover taxes for Pluralsight RSU vesting
	2/21/2021	2,210	$21.05	Shares withheld to cover taxes for Pluralsight RSU vesting
	2/12/2021	46,189 Class B	$0	Class B Shares donated to charity
	2/10/2021	53,106	$0	2020 Pluralsight PSU quantity approved by the Compensation Committee based on modified performance conditions for 2020 being met
	1/4/2021	16,737	$20.96	Shares withheld to cover taxes for Pluralsight RSU vesting

*	Class A Shares unless otherwise noted

Item 7. Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

Except as indicated in this Schedule 14D-9, Pluralsight is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Pluralsight’s securities by Pluralsight, Pluralsight’s subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pluralsight or Pluralsight’s subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Pluralsight or any subsidiary of Pluralsight; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of Pluralsight.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Pluralsight Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information

Golden Parachute Compensation

See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.

Regulatory Approvals

Under the HSR Act and the rules promulgated thereunder, the Transactions cannot be completed until Mr. Skonnard and Vista Fund VII file a notification and report form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) under the HSR Act and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30 calendar day waiting period following the parties’ filing of their respective HSR Act notification forms or the early termination of that waiting period. Mr. Skonnard and Vista Fund VII made the necessary filings with the FTC and the Antitrust Division of the DOJ on December 21, 2020, and the waiting period under the HSR Act expired on January 21, 2021.

Completion of the Transactions is also subject to the receipt of other required regulatory approvals or clearances under the competition laws of Austria and Germany, and under the foreign investment laws of Australia and New Zealand, unless a relevant exemption applies. Vista made relevant filings in Austria and Germany on December 22, 2020. Vista Fund VII further made relevant filings in Australia and New Zealand on December 24, 2020. The requisite approval and clearance under the competition laws of Germany and Austria were obtained on January 14, 2021 and January 20, 2021, respectively. The requisite clearances under the foreign investment laws of New Zealand and Australia were obtained on January 20, 2021 and March 5, 2021, respectively.

Pluralsight and certain of its subsidiaries conduct business in several countries outside of the United States. Pluralsight may make filings with regulators in connection with the Transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the

Transactions are consummated. Neither Pluralsight nor the Parent Parties can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Pluralsight and/or the Parent Parties, as applicable, will prevail. The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.

Legal Proceedings

Fiduciary Duty Actions

On January 19, 2021, purported Pluralsight stockholder Ian Pullan filed a putative class action lawsuit, captioned Pullan v. Skonnard, et al., C.A. No. 2021-0043-PAF, in the Delaware Court of Chancery against Pluralsight, the members of the Pluralsight Board, and certain entities affiliated with Vista (which we refer to as the “Pullan Complaint”). The Pullan Complaint generally alleges, among other things, that the members of the Pluralsight Board breached their fiduciary duties in approving the Mergers and in connection with disclosures related to the Mergers. The Pullan Complaint further alleges that the members of the Pluralsight Board violated Section 203 of the DGCL, that Mr. Skonnard, as an alleged controlling stockholder of Pluralsight, breached his fiduciary duties, and that certain entities affiliated with Vista aided and abetted those alleged breaches of fiduciary duty.

The Pullan Complaint seeks, among other things, an order enjoining the stockholder vote on, and consummation of, the Mergers; awarding an unspecified amount of damages, including interest; and awarding costs, including attorneys’ fees and expenses. The purported stockholder also filed a motion for a preliminary injunction, requesting that the Court enjoin the stockholder vote on the Mergers until certain alleged disclosure violations and violations of Section 203 were remedied. After obtaining expedited discovery, plaintiff Pullan withdrew his preliminary injunction application.

On January 29, 2021, purported Pluralsight stockholder John Solak filed a putative class action lawsuit, captioned Solak v. Skonnard, et al., C.A. No. 2021-0077-PAF, in the Delaware Court of Chancery against Pluralsight, the members of the Pluralsight Board, and certain entities affiliated with Vista (which we refer to as the “Solak Complaint”). The Solak Complaint generally alleges, among other things, that the members of the Pluralsight Board breached their fiduciary duties in approving the Mergers and in connection with disclosures related to the Mergers. The Solak Complaint further alleges that the members of the Pluralsight Board violated Section 203 of the DGCL, that Mr. Skonnard, as an alleged controlling stockholder of Pluralsight, breached his fiduciary duties, and that certain entities affiliated with Vista aided and abetted those alleged breaches of fiduciary duty. The Solak Complaint seeks, among other things, an order enjoining the stockholder vote on the Mergers, or awarding rescissory and compensatory damages, including interest; and awarding costs, including attorneys’ fees and expenses. On February 1, 2021, counsel for plaintiff Solak filed a letter indicating that he was prepared to support the Pullan Complaint, including the since-withdrawn preliminary injunction application, and would seek consolidation of the two lawsuits in the future.

Pluralsight and the Pluralsight Board believe that the allegations in the Pullan Complaint and the Solak Complaint lack merit and will vigorously defend against them.

Books and Records Actions

On February 4, 2021, purported Pluralsight stockholder Eminence filed a books and records lawsuit pursuant to Section 220 of the DGCL captioned Eminence Capital, LP v. Pluralsight, Inc., C.A. No. 2021-0099-PAF, in the Delaware Court of Chancery against Pluralsight (which we refer to as the “Eminence Complaint”). The Eminence Complaint generally alleges, among other things, that Eminence should be entitled to certain additional books and records of Pluralsight beyond those already provided to it by Pluralsight for the purported purpose of investigating the Board’s process in connection with the Mergers. Pluralsight and Eminence subsequently entered into a stipulation and agreement pursuant to which Pluralsight produced certain additional materials to Eminence. In addition, on March 10, 2021, Eminence sent a second demand letter (which we refer to as the “Eminence Demand”) to Pluralsight demanding inspection of certain books and records pursuant to Section 220 of the DGCL, in addition to those sought by the Eminence Complaint. The Eminence Demand is purportedly made for the purpose of investigating alleged breaches of fiduciary duty in connection with the process leading up to the Mergers.

On March 1, 2021, purported Pluralsight stockholder UA Local 38 Defined Contribution Pension Plan (which we refer to as “UA Local 38”) filed a books and records lawsuit pursuant to Section 220 of the DGCL, captioned UA Local 38 Defined Contribution Pension Plan v. Pluralsight, Inc., C.A. No. 2021-0177-PAF, in the Delaware Court of Chancery against Pluralsight (which we refer to as the “UA Local 38 Complaint”). The UA Local 38 Complaint generally alleges, among other things, that UA Local 38 should be entitled to certain additional books and records of Pluralsight beyond those already provided by Pluralsight for the purported purpose of investigating the Board’s process in connection with the Mergers.

On March 1, 2021, purported Pluralsight stockholders City of Miami Fire Fighters and Police Officers’ Retirement Fund and The Employees’ Retirement System of the City of Kansas City, Missouri filed a books and records lawsuit pursuant to Section 220 of the DGCL, captioned City of Miami Fire Fighters’ and Police Officers’ Retirement Trust et al. v. Pluralsight, Inc., C.A. No. 2021-0180-PAF, in the Delaware Court of Chancery against Pluralsight (which we refer to as the “Miami Fire Fighters’ Complaint”). The Miami Fire Fighters’ Complaint generally alleges, among other things, that plaintiffs should be entitled to certain additional books and records of Pluralsight beyond those already provided by Pluralsight for the purported purpose of investigating the Board’s process in connection with the Mergers.

Pluralsight and the Pluralsight Board believe that the allegations in the Eminence Complaint, the UA Local 38 Complaint, and the Miami Fire Fighters’ Complaint lack merit and will vigorously defend against them.

Securities Actions

Between February 4 and February 23, 2021, five securities actions regarding the Mergers were filed.

On February 4, 2021, purported Pluralsight stockholder Marc Waterman filed a lawsuit, captioned Waterman v. Pluralsight, Inc., et al., 1:21-cv-00154-CFC, in the United States District Court for the District of Delaware against Pluralsight and the members of the Pluralsight Board (which we refer to as the “Waterman Complaint”). The Waterman Complaint generally alleges, among other things, that Pluralsight and the members of the Pluralsight Board issued a materially false and misleading proxy statement in connection with the Mergers, in violation of Sections 14(a) and 20(a) of the Exchange Act. The Waterman Complaint seeks, among other things, an order preliminarily and permanently enjoining the Mergers, or rescinding the Mergers and awarding rescissory damages; an order directing the members of the Pluralsight Board to issue a revised proxy statement to resolve the alleged deficiencies outlined in the Waterman Complaint; and awarding attorneys’ fees and expenses.

On February 5, 2021, purported Pluralsight stockholder Marissa Draeger filed a lawsuit, captioned Draeger v. Pluralsight Inc., et al., 1:21-cv-01503-JGK, in the United States District Court for the Southern District of New York against Pluralsight and the members of the Pluralsight Board (which we refer to as the “Draeger Complaint”). The Draeger Complaint generally alleges, among other things, that Pluralsight and the members of the Pluralsight Board issued a materially false and misleading proxy statement in connection with the Mergers, in violation of Sections 14(a) and 20(a) of the Exchange Act. The Draeger Complaint seeks, among other things, an order preliminarily enjoining the Mergers unless and until Pluralsight resolves the alleged deficiencies outlined in the Draeger Complaint; awarding unspecified damages; and awarding attorneys’ fees and expenses.

On February 13, 2021, purported Pluralsight stockholder Brian Newingham filed a lawsuit, captioned Newingham v. Pluralsight, Inc., et al., 1:21-cv-00437-NRN in the United States District Court for the District of Colorado against Pluralsight and the members of the Pluralsight Board (which we refer to as the “Newingham Complaint”). The Newingham Complaint generally alleges, among other things, that Pluralsight and the members of the Pluralsight Board issued a materially false and misleading proxy statement in connection with the Mergers, in violation of Sections 14(a) and 20(a) of the Exchange Act. The Newingham Complaint seeks, among other things, an order preliminarily and permanently enjoining the Mergers unless and until Pluralsight resolves the alleged deficiencies outlined in the Newingham Complaint, or rescinding the Mergers and awarding rescissory damages; and awarding attorneys’ fees and expenses.

On February 16, 2021, purported Pluralsight stockholder Charles Williams filed a lawsuit, captioned Williams v. Pluralsight, Inc., et al., 1:21-cv-01363-JGK, in the United States District Court for the Southern District of New York against Pluralsight and the members of the Pluralsight Board (which we refer to as the “Williams Complaint”). The Williams Complaint generally alleges, among other things, that Pluralsight and the members of the Pluralsight Board issued a materially false and misleading proxy statement in connection with the Mergers, in violation of Sections 14(a) and 20(a) of the Exchange Act. The Williams Complaint seeks, among other things, an order preliminarily and permanently enjoining the Mergers unless and until Pluralsight resolves the alleged deficiencies outlined in the Williams Complaint, or rescinding the Mergers or awarding rescissory damages; and awarding attorneys’ fees and expenses.

On February 23, 2021, purported Pluralsight stockholder Zev Ash, IRA filed a lawsuit, captioned Zev Ash, IRA v. Pluralsight, Inc., et al., 1:21-cv-01594-JGK, in the United States District Court for the Southern District of New York against Pluralsight and the members of the Pluralsight Board (which we refer to as the “Zev Ash Complaint”). The Zev Ash Complaint generally alleges, among other things, that Pluralsight and the members of the Pluralsight Board issued a materially false and misleading proxy statement in connection with the Mergers, in violation of Sections 14(a) and 20(a) of the Exchange Act. The Zev Ash Complaint seeks, among other things, an order preliminarily and permanently enjoining the Mergers; directing the defendants to issue an amendment to the proxy statement that resolves the alleged deficiencies outlined in the Zev Ash Complaint; directing the defendants to account for damages; and awarding attorneys’ fees and expenses.

Pluralsight and the Pluralsight Board believe that the allegations in the Waterman Complaint, the Draeger Complaint, the Newingham Complaint, the Williams Complaint, and the Zev Ash Complaint lack merit and will vigorously defend against them.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Pluralsight Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Although the availability of appraisal rights depends on the Pluralsight Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Pluralsight Merger will not have been consummated as of such time.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex A. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary is for informational purposes only with respect to the alternatives of the Pluralsight stockholders if the Pluralsight Merger is consummated, and does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex A, particularly the procedural steps required to properly demand appraisal and perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation of the merger within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who have validly tendered (and not validly withdrawn) their Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, the Class B Offer Price and the Class C Offer Price, as applicable, for such Shares, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of such validly tendered (and not validly withdrawn) Shares.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex A.

Under the DGCL, if the Pluralsight Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) are entitled to appraisal rights under Section 262 of the DGCL; (3) follow the procedures set forth in Section 262 of the DGCL; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Pluralsight Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be April 5, 2021 (unless Purchaser extends the Offer pursuant to the terms of the Amended Merger Agreement), and 20 days after the giving of this Schedule 14D-9, the date of such giving being March 12, 2021, deliver to Pluralsight a written demand for appraisal of Shares held, which demand must reasonably inform Pluralsight of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Pluralsight, Inc.

42 Future Way

Draper, UT 84020

Attention: Corporate Secretary

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex A. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to Pluralsight as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights.

The written demand for appraisal must be executed by the record holder of Shares. We request that the demand be executed fully and correctly by such holder as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Pluralsight). If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian, attorney-in-fact, or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends to demand appraisal of such Shares.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Pluralsight (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that Pluralsight will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (which we refer to as the “Delaware Register in Chancery”) a duly verified list (which we refer to as the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who assert appraisal rights unless (1) the total number of Shares for which appraisal rights have been pursued and perfected exceeds one percent of the Shares as measured in accordance with subsection (g) of Section 262 of the DGCL or (2) the value of the Offer Price, the Class B Offer Price and the Class C Offer Price in respect of the Shares for which appraisal rights have been pursued and perfected exceeds $1 million. We refer to these conditions as the “ownership thresholds.”

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied in respect of the Pluralsight stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Pluralsight Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Mergers, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Pluralsight believes that the Offer Price, the Class B Offer Price and the Class C Offer Price are fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent I, Purchaser nor Pluralsight anticipates offering more than the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable, to any stockholder exercising appraisal rights, and Parent I, Purchaser and Pluralsight reserve the rights to make the voluntary cash payment contemplated in subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, or if neither of the ownership thresholds is met, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable. Inasmuch as Pluralsight has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Pluralsight a written withdrawal of its demand for appraisal and acceptance of the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Pluralsight and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Pluralsight Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, the Class B Offer Price or the Class C Offer Price, as applicable therefor.

The foregoing summary of the rights of Pluralsight’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Pluralsight desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15 percent or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (1) directors who are also officers and (2) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (1) approved by the board of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Amended Merger Agreement, the Offer and the Mergers, the Pluralsight Board adopted a resolution approving the Amended Merger Agreement and the Transactions, including the Offer and the Mergers for purposes of Section 203 of the DGCL, as each of the Offer and the Mergers are consummated in accordance with the terms of the Amended Merger Agreement.

Stockholder Approval of the Pluralsight Merger Not Required

On March 7, 2021, the Pluralsight Board unanimously (1) determined that the Amended Merger Agreement and the Transactions contemplated by the Amended Merger Agreement are fair to, advisable and in the best interests of Pluralsight and its stockholders; (2) adopted and approved the Amended Merger Agreement and the Transactions contemplated by the Amended Merger Agreement; (3) agreed to effect the Pluralsight Merger pursuant to Section 251(h) of the DGCL and that the Pluralsight Merger will be consummated as promptly as practicable after the Offer Acceptance Time; and (4) recommended that the Pluralsight stockholders tender their Shares to Purchaser pursuant to the Offer.

Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser will be able to effect the Pluralsight Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Pluralsight’s stockholders.

No approval by Pluralsight stockholders is required to effect the Holdings Merger. As the sole managing member and manager of Holdings, Pluralsight has the power and authority to approve the Holdings Merger on behalf of Holdings without the vote of any other unitholders or any other persons or entities and has approved the Holdings Merger as required under applicable law and the Holdings LLCA.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Pluralsight, please see (1) Pluralsight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 26, 2021; (2) Pluralsight’s Quarterly Report on Form 10-Q for the three months ended September 30, 2020, filed with the SEC on November 5, 2020; and (3) all similar reports subsequently filed by Pluralsight.

Cautionary Statements Regarding Forward-Looking Statements

This Schedule 14D-9, the documents to which we refer you in this Schedule 14D-9 and information included in oral statements or other written statements made or to be made by us or on our behalf contain “forward-looking statements” that do not directly or exclusively relate to historical facts, including, without limitation, statements relating to the completion of the Transactions. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “should,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Pluralsight stockholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following factors:

•

the inability to complete the Transactions due to the failure of holders of Shares to accept the Offer and tender their Shares to Purchaser pursuant to the Offer or the failure to satisfy the other conditions to the completion of the Offer and the Mergers, including, but not limited to, receipt of required regulatory approvals;

•	the risk that the Amended Merger Agreement may be terminated in certain circumstances that require us to pay the Parent Parties a termination fee of $104.6 million;

•	the outcome of any legal proceeding that may be instituted against us and others related to the Amended Merger Agreement;

•	risks that the Transactions disrupt our current operations or affect our ability to retain or recruit key employees;

•

that, if the Transactions are completed, Pluralsight stockholders will forgo the opportunity to realize the potential long-term value of the successful execution of Pluralsight’s current strategy as an independent public company;

•	that under the terms of the Amended Merger Agreement, Pluralsight is unable to solicit other acquisition proposals during the pendency of the Transactions;

•	the effect of the announcement or pendency of the Transactions on our business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Amended Merger Agreement or the Transactions;

•	risks related to the Transactions’ diverting management’s or employees’ attention from ongoing business operations;

•	risks that our stock price may fluctuate during the pendency of the Transactions and decline significantly if the Transactions are not completed;

•

risks related to obtaining the requisite consents to the Transactions, including the timing and receipt of regulatory approvals from various governmental entities, as the case may be, including any conditions, limitations or restrictions placed on these approvals, and the risk that one or more governmental entities may deny approval; and

•	risks related to achieving the Minimum Condition.

Consequently, all of the forward-looking statements that we make in this Schedule 14D-9 are qualified by the information contained or incorporated by reference in this Schedule 14D-9, including: (1) the information contained under this caption; and (2) information in our most recent filings on Forms 10-K and 10-Q, including the information contained under the section of such Forms 10-K and 10-Q captioned “Risk Factors,” and information in our consolidated financial statements and notes thereto. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Pluralsight stockholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC. Pluralsight will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with its obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 9, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Summary Advertisement as published on March 9, 2021, in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)	Joint Press Release issued by Pluralsight and Vista on March 8, 2021 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(5)(B)	“The Mergers—Interests of Pluralsight’s Directors and Executive Officers in the Mergers” of the Proxy Statement (incorporated by reference to the definitive proxy statement filed by Pluralsight with the SEC on January 29, 2021)

(a)(5)(C)*	Opinion of Qatalyst, dated March 7, 2021 (included as Annex B to this Schedule 14D-9)

(e)(1)	Amended and Restated Agreement and Plan of Merger, dated March 7, 2021, between the Buyer Parties and the Pluralsight Parties (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pluralsight with the SEC on March 8, 2021)

(e)(2)	Agreement and Plan of Merger, dated December 11, 2020, between the Buyer Parties and the Pluralsight Parties (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pluralsight with the SEC on December 14, 2020)

(e)(3)	Confidentiality Agreement, dated October 6, 2020, by and between Pluralsight and Vista (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(4)	Exclusivity Agreement, dated November 19, 2020, by and between Pluralsight and Vista (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(5)	Amended and Restated Equity Commitment Letter, dated March 7, 2021, by and between the Parent Parties and Vista Fund VII (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(6)	Amended and Restated Limited Guaranty, dated March 7, 2021, by and between Pluralsight and Vista Fund VII (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(7)	Form of Tender and Support Agreement, dated as of March 7, 2021, by and among the Pluralsight Parties, the Parent Parties and other parties thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pluralsight with the SEC on March 8, 2021)

(e)(8)	Form of Tender and Support Agreement, dated as of March 7, 2021, by and among the Pluralsight Parties, the Parent Parties and other parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Pluralsight with the SEC on March 8, 2021)

(e)(9)	Form of Voting Agreement, by and among Pluralsight, the Parent Parties and the other parties thereto, dated as of December 11, 2020 (incorporated by Exhibit 10.1 to the Form 8-K filed by Pluralsight with the SEC on December 14, 2020)

Exhibit No.	Description

(e)(10)	Tax Receivable Agreement Amendment No. 1, dated as of December 11, 2020, by and among Pluralsight, Holdings and on behalf of Members (as described therein), IVP CIF II (PS Splitter), L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Pluralsight with the SEC on December 14, 2020)

(e)(11)	Tax Receivable Agreement, between Pluralsight, Holdings and other parties thereto, dated May 15, 2018 (incorporated by Exhibit 10.1 to the Form 10Q filed by Pluralsight with the SEC on August 1, 2018)

(e)(12)	Amendment to Fourth Amended and Restated Limited Liability Company Agreement, dated as of March 7, 2021, by and among Pluralsight and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Pluralsight with the SEC on March 8, 2021)

(e)(13)*	Waiver of Transfer Restrictions, dated March 7, 2021, by and among the Pluralsight Parties and the Parent Parties

(e)(14)	Annual Report on Form 10-K (incorporated by reference to the Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 26, 2021)

(e)(15)	Indenture, dated March 11, 2019 between Pluralsight and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Pluralsight with the SEC on March 11, 2019).

(e)(16)	Form of 0.375% Convertible Senior Note due 2024 (included in Exhibit (e)(15))

(e)(17)	Form of Indemnification Agreement between Pluralsight and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form S-1/A filed by Pluralsight with the SEC on May 7, 2018)

(e)(18)	Pluralsight Holdings Incentive Unit Plan (incorporated by reference to Exhibit 10.3 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(19)

Amended and Restated Pluralsight Holdings 2017 Equity Incentive Plan and related form of agreement (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by Pluralsight with the SEC on July 31, 2019)

(e)(20)	Pluralsight Holdings 2017 Equity Incentive Plan and related form of agreement (incorporated by reference to Exhibit 10.4 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(21)	Amended and Restated Pluralsight, Inc. 2018 Equity Incentive Plan and related form of agreement (incorporated reference to Exhibit 10.6 to the Form 10-Q filed by Pluralsight with the SEC on July 31, 2019)

(e)(22)	Pluralsight, Inc. 2018 Equity Incentive Plan and related forms of agreement (incorporated by reference to Exhibit 10.5 to the Form S-1/A filed by Pluralsight with the SEC on May 7, 2018)

(e)(23)	Pluralsight, Inc. 2018 Employee Stock Purchase Plan and related form of agreement (incorporated by reference to Exhibit 10.6 to the Form S-1/A filed by Pluralsight with the SEC on May 7, 2018)

(e)(24)	Executive Employment Agreement, between Pluralsight, LLC and Aaron Skonnard, dated as of August 16, 2017 (incorporated by reference to Exhibit 10.7 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(25)	Executive Employment Agreement, between Pluralsight, LLC and James Budge, dated as of September 15, 2017 (incorporated by reference to Exhibit 10.8 to the Form 10-K filed by Pluralsight with the SEC on February 21, 2019)

(e)(26)	Executive Employment Agreement, between Pluralsight, LLC and Ross Meyercord, dated as of October 28, 2019 (incorporated by reference to Exhibit 10.13 to the Form 10-K/A filed by Pluralsight with the SEC on March 2, 2020)

Exhibit No.	Description

(e)(27)	Offer Letter, between Holdings and Gary Crittenden, dated as of May 30, 2016 (incorporated by reference to Exhibit 10.11 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(28)	Offer Letter, between Holdings and Arne Duncan, dated as of May 27, 2016. (incorporated by reference to Exhibit 10.12 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(29)	Incentive Unit Offer Letter, between Holdings and Arne Duncan, dated as of December 13, 2016 (incorporated by reference to Exhibit 10.13 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(30)	Offer Letter, between Holdings and Tim Maudlin, dated as of April 15, 2016 (incorporated by reference to Exhibit 10.14 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(31)	Offer Letter, between Holdings and Brad Rencher, dated as of May 27, 2016 (incorporated by reference to Exhibit 10.15 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(32)	Offer Letter, between Holdings and Scott Dorsey, dated as of September 6, 2017 (incorporated by reference to Exhibit 10.21 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(33)	Offer Letter, between Holdings and Karenann Terrell, dated as of October 24, 2017 (incorporated by reference to Exhibit 10.22 to the Form S-1 filed by Pluralsight with the SEC on April 16, 2018)

(e)(34)	Offer Letter, between Pluralsight and Bonita Stewart, dated as of August 2, 2018 (incorporated by reference to Exhibit 10.18 to the Form 10-K filed by Pluralsight with the SEC on February 21, 2019)

(e)(35)	Offer Letter, between Pluralsight and Leah Johnson, dated as of August 10, 2018 (incorporated by reference to Exhibit 10.19 to the Form 10-K filed by Pluralsight with the SEC on February 21, 2019)

(e)(36)	Form of Exchange Agreement (incorporated by reference to Exhibit 10.24 to the Form S-1/A filed by Pluralsight with the SEC on May 7, 2018)

(e)(37)	Form of Amended and Restated Restricted Share Unit Agreement, between Pluralsight, Holdings, and Aaron Skonnard (incorporated by reference to Exhibit 10.26 to the Form S-1/A filed by Pluralsight with the SEC on May 15, 2018)

(e)(38)	Form of Third Amended and Restated Restricted Share Unit Agreement between Pluralsight, Holdings, and Aaron Skonnard (incorporated by reference to Exhibit 10.7 to the Form 10-Q filed by Pluralsight with the SEC on July 31, 2019)

(e)(39)	Fourth Amended and Restated Limited Liability Company Agreement of Holdings, dated May 16, 2018 (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Pluralsight with the SEC on August 1, 2018)

(e)(40)	Amended and Restated Registration Rights Agreement, between Pluralsight and the investor parties thereto, dated May 16, 2018 (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Pluralsight with the SEC on August 1, 2018)

(e)(41)	Outside Director Compensation Policy, as amended on October 29, 2019 (incorporated by reference to Exhibit 10.40 to the Form 10-K/A filed by Pluralsight with the SEC on March 2, 2020)

(e)(42)	Purchase Agreement, dated March 6, 2019, by and among Pluralsight, Holdings, and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the several parties named in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pluralsight with the SEC on March 7, 2019)

(e)(43)	Form of Capped Call Confirmation (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Pluralsight with the SEC on May 1, 2019)

Exhibit No.	Description

(e)(44)	Separation Agreement, dated July 9, 2020, between Pluralsight, LLC and Nate Walkingshaw (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Pluralsight with the SEC on July 29, 2020)

(e)(45)	2020 Executive Bonus Plan, as amended on August 4, 2020 (incorporated by reference to Exhibit 10.54 to the Form 10-K filed by Pluralsight with the SEC on February 26, 2021)

(e)(46)	Executive Employment Agreement, between Pluralsight, LLC and Matthew Forkner, dated as of March 19, 2018 (incorporated by reference to Exhibit 10.55 to the Form 10-K filed by Pluralsight with the SEC on February 26, 2021)

(g)	Not applicable

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLURALSIGHT, INC.

Date: March 12, 2021	By:	/s/ Matthew Forkner
Matthew Forkner Chief Legal Officer and Corporate Secretary

ANNEX A

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1%

of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX B

March 7, 2021

Board of Directors

Pluralsight, Inc.

182 North Union Avenue

Farmington, Utah 84025

Members of the Board:

We understand that Pluralsight, Inc., a Delaware corporation (the “Company”), Lake Holdings, LP, a Delaware limited partnership (“Parent I”), and Lake Guarantor, LLC, a Delaware limited liability company (“Parent II,” and together with Parent I, “Parents”), Lake Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Lake Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of the Company (“Holdings”), have entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 7, 2021, which provides, among other things, for (i) the commencement by Merger Sub I of a tender offer (the “Offer”) for all outstanding shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) for $22.50 in cash, without interest (the “Per Share Price”) and (ii) the subsequent mergers of Merger Sub II with and into Holdings (the “Holdings Merger”), and of Merger Sub I with and into the Company (the “Company Merger” and, together with the Holdings Merger, the “Mergers,” and the Mergers, together with the Offer, the “Transaction”). Pursuant to the Company Merger, each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger, other than Owned Company Shares and Dissenting Company Shares (each as defined in the Merger Agreement), will be converted into the right to receive the Per Share Price. Holdings will be the surviving entity in the Holdings Merger and the Company will be the surviving entity in the Company Merger. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Per Share Price to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of shares of Company Class A Common Stock (other than Parents or any affiliate of Parents) (the “Holders”) is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for Company Class A Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Class A Common Stock with that of certain other selected publicly traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be

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consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We have been engaged by the Company to provide financial advisory services and have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, a portion of which will become payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parents pursuant to which compensation was received by Qatalyst Partners or its affiliates, other than (i) delivering an opinion to the Board of Directors of the Company dated December 11, 2020 pursuant to this engagement, in connection with which we were paid a fee for our services, and (ii) in connection with an affiliate of Qatalyst Partners acting as financial advisor to Delta Topco, Inc., an affiliate of Parent’s portfolio company Infoblox Inc., in connection with an investment from Warburg Pincus LLC. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parents and their respective affiliates for which we would expect to receive compensation.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parents or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Class A Common Stock in connection with the Offer and does not in any manner address the price at which Company Class A Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Per Share Price to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the

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One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration, nor do we express any opinion with respect to the fairness of the amount or nature of the consideration to any person or entity pursuant to or in relation to that certain Tax Receivable Agreement, dated as of May 16, 2018, as amended, by and among the Company, Holdings, and the other members party thereto. We also express no opinion regarding the consideration to be received under the Merger Agreement by any holder of Company Capital Stock (as such term is defined in the Merger Agreement) other than in such holder’s capacity as a holder of Company Class A Common Stock.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Price to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders is fair, from a financial point of view, to such Holders.

Yours faithfully,

Qatalyst Partners LP

B-3

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914